
13002654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-15663

American Realty Investors, Inc.
(Exact name of registrant as specified in its charter)

Nevada **(State or other jurisdiction of Incorporation or organization)**	75-2847135 **(IRS Employer Identification Number)**
1603 LBJ Freeway, Suite 300 **Dallas, Texas** **(Address of principal executive offices)**	**75234** **(Zip Code)**

(469) 522-4200
Registrant's Telephone Number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of each exchange on which registered*
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ **Accelerated filer** ☐
Non-accelerated filer ☐ **(Do not check if smaller reporting company)** **Smaller reporting company** ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

The aggregate market value of the shares of voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the closing price at which the common equity was last sold which was the sales price of the Common stock on the New York Stock Exchange as of June 30, 2012 (the last business day of the Registrant's most recently completed second fiscal quarter) was $2,838,816 based upon a total of 1,455,803 shares held as of June 30, 2012 by persons believed to be non-affiliates of the Registrant. The basis of the calculation does not constitute a determination by the Registrant as defined in Rule 405 of the Securities Act of 1933, as amended, such calculation, if made as of a date within sixty days of this filing, would yield a different value.

As of March 20, 2013, there were 11,525,389 shares of common stock outstanding.

Documents Incorporated By Reference:

Consolidated Financial Statements of Income Opportunity Realty Investors, Inc.; Commission File No. 001-14784

Consolidated Financial Statements of Transcontinental Realty Investors, Inc.; Commission File No. 001-09240

INDEX TO
ANNUAL REPORT ON FORM 10-K

FORWARD-LOOKING STATEMENTS

Certain Statements in this Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate," "plan," "intend," "expect," "anticipate," "believe," and similar expressions are intended to identify forward-looking statements. The forward-looking statements are found at various places throughout this Report and in the documents incorporated herein by reference. The Company disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our expectations are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Important factors that could cause our actual results to differ from estimates or projections contained in any forward-looking statements are described in Part I, Item 1A. "Risk Factors".

PART I

ITEM 1. *BUSINESS*

General

As used herein, the terms "ARL," "the Company," "We," "Our," or "Us" refer to American Realty Investors, Inc., a Nevada corporation, individually or together with its subsidiaries. The Company is headquartered in Dallas, Texas and its common stock trades on the New York Stock Exchange ("NYSE") under the symbol ("ARL"). ARL is a "C" corporation for U.S. federal income tax purposes. ARL was organized in 1999. In August 2000, the Company acquired American Realty Trust, Inc., a Georgia corporation ("ART") and National Realty L.P.; a Delaware limited partnership ("NRLP"). ART was the successor to a District of Columbia business trust organized in 1961. The business trust was merged into ART in 1988. NRLP was organized in 1987 and subsequently acquired all of the assets and assumed all of the liabilities of several public and private limited partnerships. NRLP also owned a portfolio of real estate and mortgage loan investments.

Approximately 87.4% of ARL's stock is owned by related entities. ARL subsidiaries own approximately 83.8% of the outstanding shares of common stock of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") whose common stock is traded on the New York Stock Exchange ("NYSE") under the symbol ("TCI"). ARL has consolidated TCI's accounts and operations since March 2003. TCI, a subsidiary of ARL, owns approximately 81.1% of the common stock of Income Opportunity Realty Investors, Inc. ("IOT"). Effective July 17, 2009, IOT's financial results were consolidated with those of ARL and TCI and their subsidiaries. IOT's common stock is traded on the New York Stock Exchange Euronext ("NYSE MKT") under the symbol ("IOT").

ARL's Board of Directors is responsible for directing the overall affairs of ARL and for setting the strategic policies that guide the Company. As of April 30, 2011, the Board of Directors delegated the day-to-day management of the Company to Pillar Income Asset Management, Inc., a Nevada corporation ("Pillar"), under a written Advisory Agreement that is reviewed annually by ARL's Board of Directors. The directors of ARL are also directors of TCI and IOT. The Chairman of the Board of Directors of ARL also serves as the Chairman of the Board of Directors of TCI and IOT. The officers of ARL also serve as officers of TCI, IOT and Pillar.

Effective since April 30, 2011, Pillar, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust, became the Company's external Advisor and Cash Manager. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for the Company's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to TCI and IOT. As the contractual advisor, Pillar is compensated by ARL under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". ARL has no employees. Employees of Pillar render services to ARL in accordance with the terms of the Advisory Agreement. Prime Income Asset Management, LLC ("Prime") served as the Company's contractual Advisor prior to April 30, 2011.

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties and provides brokerage services. Regis receives property management fees, construction management fees and leasing commissions in accordance with the terms of its property-level management agreement. Regis is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance – Property Management and Real Estate Brokerage". Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"). Regis Hotel I, LLC, managed the Company's hotel investments. ARL engages third-party companies to lease and manage its apartment properties.

The Company's subsidiary, TCI, has a development agreement with Unified Housing Foundation, Inc. ("UHF") a non-profit corporation that provides management services for the development of residential apartment projects in the future. The Company has also invested in surplus cash notes receivables from UHF and has sold several residential apartment properties to UHF in prior years. Due to this ongoing relationship and the significant investment in the performance of the collateral secured under the notes receivable, UHF has been determined to be a related party.

Our primary business is the acquisition, development and ownership of income-producing residential, hotel and commercial real estate properties. In addition, we opportunistically acquire land for future development in in-fill or high-growth suburban markets. From time to time and when we believe it appropriate to do so, we will also sell land and income-producing properties. We generate revenues by leasing apartment units to residents; leasing office, industrial and retail space to various for-profit businesses as well as certain local, state and federal agencies; and renting hotel rooms to guests. We also generate revenues from gains on sales of income-producing properties and land.

At December 31, 2012, our income-producing properties consisted of:

- 14 commercial properties consisting of 10 office buildings, one industrial warehouse, and three retail properties comprising in aggregate approximately 3.7 million square feet;

- 48 residential apartment communities totaling 8,873 units, excluding apartments being developed.

The following table sets forth the location of our real estate held for investment (income-producing properties only) by asset type as of December 31, 2012:

	Apartments		Commercial	
Location	**No.**	**Units**	**No.**	**SF**
Alaska			1	20,715
Arkansas	4	678		
Colorado				
Florida			1	6,722
Illinois			1	306,609
Kansas	1	320		
Louisiana-New Orleans			3	1,313,525
Louisiana-Other	2	384		
Mississippi	7	568	1	26,000
Ohio	1	200		
Oklahoma			1	225,566
Tennessee	2	312		
Texas-Greater Dallas-Ft Worth	19	3,712	5	1,652,986
Texas-Greater Houston	3	656		
Texas-San Antonio	2	468		
Texas-Temple	1	232		
Texas-Other	6	1,343		
Wisconsin			1	122,205
Total	48	8,873	14	3,674,328

We finance our acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties and debt financing primarily in the form of property-specific, first-lien mortgage loans from commercial banks and institutional lenders. We finance our development projects principally with short-term, variable-rate construction loans that are refinanced with the proceeds of long-term, fixed-rate amortizing mortgages when the development has been completed and occupancy has been stabilized. When we sell properties, we may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable, secured by the property being sold. We may also from time to time enter into partnerships or joint ventures with various investors to acquire land or income-producing properties or to sell interests in certain of our properties.

We join with various third-party development companies to construct residential apartment communities. We are in the predevelopment process on several residential apartment communities but have not yet begun construction. At December 31, 2012, we had no apartment projects in development. The third-party developer typically holds a general partner as well as a limited partner interest in a limited partnership formed for the purpose of building a single property while we generally take a limited partner interest in the limited partnership. We may contribute land to the partnership as part of our equity contribution or we may contribute the necessary funds to the partnership to acquire the land. We are required to fund all required equity contributions while the third-party developer is responsible for obtaining construction financing, hiring a general contractor and for the overall management, successful completion and delivery of the project. We generally bear all the economic risks and rewards of ownership in these partnerships and therefore include these partnerships in our consolidated financial statements. The third-party developer is paid a developer fee typically equal to a percentage of the construction costs. When the project reaches stabilized occupancy, we acquire the third-party developer's partnership interests in exchange for any remaining unpaid developer fees.

A maritime harbor town is being constructed on the 420 acre site, of which half is water area, of the former naval base of Olpenitz between the mouth of the River Schlei and the Baltic Sea in the state of Schleswig-Holstein in North Germany. The project is located less than 30 miles from the Danish border. The town will comprise of a marina offering several thousand moorings, premium vacation homes each with their own landing stage as well as exclusive hotels, restaurants, shops and a range of leisure activities from sailing to golfing to cross country skiing. The development project is expected to the biggest holiday resort in northern Europe. Due to mismanagement by the third party developer hired to run the project, the ownership entity was forced to file for insolvency and the Company is working in cooperation with the insolvency manager in order to secure the future of our investment and the development project.

We have made investments in a number of large tracts of undeveloped and partially developed land and intend to a) continue to improve these tracts of land for our own development purposes or b) make the improvements necessary to ready the land for sale to other developers.

At December 31, 2012, our investments in undeveloped and partially developed land consisted of the following (dollars in thousands):

Property	Location	Date(s) Acquired	Acres		Cost	Primary Intended Use
Capital City Center	Jackson, MS	2007-2008	8	$	12,156	Mixed use
Meloy Portage	Kent, OH	2004	53		4,174	Single-family residential
McKinney Multi-Tracts	McKinney, TX	1997-2008	112		13,880	Mixed use
Mercer Crossing	Dallas, TX	1996-2008	449		65,340	Mixed use
Port Olpenitz	Kappeln, Germany	2008	420		32,175	Mixed use
Travis Ranch	Kaufman County, TX	2008	25		2,547	Multi-family residential
US Virgin Islands Multi-Tracts	St. Thomas, USVI	2005-2008	97		16,315	Single-family residential
Waco Multi-Tracts	Waco, TX	2005-2006	173		1,072	Single-family residential
Windmill Farms [1]	Kaufman County, TX	2006	2,900		43,675	Single-family residential
Other Land Holdings	Various	1990-2008	420		20,951	Various
Total Land Holdings			4,657	$	212,285	

[1] Windmill Farms Land was acquired by a subsidiary of ARL in 2006 and subsequently sold to TCI in 2011.

Significant Real Estate Acquisitions/Dispositions and Financings

A summary of some of the significant transactions for the year ended December 31, 2012 are discussed below:

On January 3, 2012, TCI's 82.2 acres of land known as Denton Coonrod land located in Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on March 23, 2011, to Cross County National Associates, LP, a related party, for a sales price of $1.8 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 3, 2012 at a sales price equal to the existing mortgage of $0.8 million, that was considered paid in full when ownership transferred to the existing lender. TCI recorded a gain on sale of $0.04 million on the land parcel sale.

On January 17, 2012, we sold 100% of our stock in American Realty Trust, Inc., to One Realco Corporation, a related party, for a sales price of $10.0 million. We provided $10.0 million in seller-financing with a five-year note receivable. The note accrues interest at 3.00% and is payable at maturity on January 17, 2017. The note is fully reserved by the Company. Subsequent to the sale, ART filed for Chapter 11 bankruptcy protection.

On January 30, 2012, TCI refinanced the existing mortgage on Parc at Maumelle apartments, a 240-unit complex located in Little Rock, Arkansas, for a new mortgage of $16.8 million. TCI paid off the existing mortgage of $16.1 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 3.00% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on February 1, 2052.

On February 2, 2012, TCI and its subsidiary, 1340 Poydras, LLC, executed a guarantor settlement and consent agreement with the lender for the Amoco building, Petra CRE CDO 2007-1, Ltd ("Petra") to transfer ownership of the Amoco building to a new entity, 1340 Owner, LLC, which is affiliated with the existing lender, Petra. Petra and its affiliate are independent third parties. Regis will continue to manage the property while under Petra's ownership and TCI will have an option to re-acquire the property during the option term which shall end two years following the commencement of the agreement. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement related to the obligations under the note and guaranty agreements and the re-acquisition option.

On February 7, 2012, TCI's 22.92 acres of land known as Andrew B land, Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on February 7, 2012, when the Company received a credit against the outstanding debt of $2.1 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $1.2 million on the land parcel sale.

On February 23, 2012, TCI sold a 220-unit apartment complex known as Wildflower Villas apartments located in Temple, Texas to an independent third party, for a sales price of $19.6 million. The buyer assumed the existing debt of $13.7 million secured by the property. TCI recorded a gain on sale of $3.6 million on the apartment sale.

On February 27, 2012, we re-purchased 100% interest in Cross County National Associates, LP from ABC Land Real Estate, LLC and ABC Land & Development, Inc., both related parties, for a sales price of $9.5 million. This entity owns a 307,266 square foot retail center known as Cross County Mall located in Mattoon, Illinois. We assumed the existing mortgage of $9.2 million, secured by the property. On March 22, 2011, we sold our ownership in Cross County National Associates, LP to ABC Land Real Estate, LLC and ABC Land & Development, Inc., both related parties, for an amount equal to the re-purchase price. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. Upon re-purchasing the ownership interests in the current period, the seller-financing note of $0.3 million was cancelled. There is no change in the financial statements related to the March 22, 2011 sale or the subsequent re-acquisition.

On February 29, 2012, TCI refinanced the existing mortgage on Huntington Ridge apartments, a 198-unit complex located in DeSoto, Texas, for a new mortgage of $15.0 million. TCI paid off the existing mortgage of $14.6 million and paid $1.2 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On February 29, 2012, TCI refinanced the existing mortgage on Laguna Vista apartments, a 206-unit complex located in Dallas, Texas, for a new mortgage of $17.7 million. We paid off the existing mortgage of $17.0 million and paid $1.1 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On February 29, 2012, TCI refinanced the existing mortgage on Savoy of Garland apartments, a 144-unit complex located in Garland, Texas, for a new mortgage of $10.3 million. TCI paid off the existing mortgage of $10.2 million and paid $0.9 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On March 1, 2012, TCI sold 100% of our interests in LaDue, LLC to ABC Land & Development, Inc., a related party, for a sales price of $1.9 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. We provided $1.3 million in seller-financing with a five-year note receivable. The note accrues interest at 5% and is payable at maturity on March 1, 2017. The buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. On August 10, 2012, TCI re-purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. There is no change in the financial statements related to the March 1, 2012 sale or the subsequent re-acquisition.

On March 1, 2012, the TCI construction loan in the amount of $11.1 million that was taken out on July 30, 2010 to fund the development of Sonoma Court apartments, a 124-unit complex, closed into permanent financing. The note accrues interest at 5.35% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on November 1, 2051.

On March 5, 2012, TCI's 7.39 acres of land known as DeSoto Ranch land located in DeSoto, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on March 5, 2012, when the Company received a credit against the outstanding debt of $1.0 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $0.1 million on the land parcel sale.

On March 27, 2012, TCI sold 319.07 acres of land known as Waco Ritchie land located in Waco, Texas to an independent third party, for a sales price of $1.9 million. The existing mortgage of $1.5 million, secured by the property, was paid in full. TCI recorded a loss on sale of $0.8 million on the land parcel sale.

On March 28, 2012, the TCI construction loan in the amount of $24.2 million that was taken out on February 18, 2010 to fund the development of Blue Ridge apartments, a 290-unit complex, closed into permanent financing. The note accrues interest at 5.37% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on October 1, 2051.

On March 28, 2012, we sold 29.59 acres of land known as Elm Fork land located in Carrollton, Texas to an independent third party, for a sales price of $1.9 million. The existing mortgage of $1.9 million, secured by the property, was paid down by $1.8 million. We recorded a loss on sale of $1.3 million on the land parcel sale.

On April 1, 2012, TCI purchased 1,000 shares of stock of Kelly Lot Development, Inc. from Tacco Financial, Inc., a related party, for $5.6 million. This entity owns six land parcels, comprising approximately 52.59 acres of undeveloped land located in Dallas County, Texas, Kaufman County, Texas, Nashville, Tennessee and Tarrant County, Texas, known as Kelly Lots land, Travis Ranch land, Nashville land, Cooks Lane land, Seminary West land and Vineyards land. TCI assumed the existing mortgages of $0.5 million and $0.4 million, secured by the property. The loans accrue interest at 15.00% and are payable at maturity on May 1, 2013 and November 1, 2013, respectively.

On April 3, 2012, TCI's 5.22 acres of land known as Andrew C land located in Denton, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $0.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on April 3, 2012, when the Company received a credit against the outstanding debt of $0.5 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $0.2 million on the land parcel sale.

On April 5, 2012, TCI sold Clarke Garage, a 6,869 square foot parking garage, located in New Orleans, Louisiana to an independent third party, for a sales price of $6.0 million. All of the sale proceeds went to pay down existing mortgages, secured by the property. TCI recorded a loss on sale of $0.3 million on the parking garage sale.

On April 13, 2012, we sold a 161-room Hotel, known as Comfort Inn located in Denver, Colorado. The entity that owned this hotel, American Mart Hotel Corporation was sold on August 20, 2010 to ABC Land and Development, Inc., a related party, for a sales price of $3.1 million, payable by assumption of the existing mortgage of $3.0 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale that met the requirements of ASC 360-20 took place on April 13, 2012. We recorded a gain on sale of $3.1 million when the building was sold to a third party.

On April 30, 2012, TCI refinanced the existing mortgage on Parc at Metro Center apartments, a 144-unit complex located in Nashville, Tennessee, for a new mortgage of $11.0 million. TCI paid off the existing mortgage of $10.5 million and paid $0.7 million in closing costs and escrow reserves. The note accrues interest at 2.95% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on May 1, 2052.

On May 16, 2012, TCI sold 0.42 acres of land known as 1013 Common Street located in New Orleans, Louisiana to an independent third party, for a sales price of $650,000. All of the sale proceeds went to pay down an existing mortgage, secured by the property.

On May 17, 2012, TCI sold a 220-unit apartment complex known as Portofino at Mercer Crossing apartments located in Farmers Branch, Texas to an independent third party, for a sales price of $26.0 million. The existing mortgage of $19.9 million, secured by the property, was paid in full. TCI recorded a gain on sale of $2.0 million on the apartment sale.

On May 25, 2012, TCI refinanced the existing mortgage on Pecan Pointe apartments, a 232-unit complex located in Temple, Texas, for a new mortgage of $16.8 million. TCI paid off the existing mortgage of $16.4 million and paid $1.3 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2052.

On May 30, 2012, TCI refinanced the existing mortgage on Blue Lake Villas II apartments, a 70-unit complex located in Waxahachie, Texas, for a new mortgage of $4.1 million. TCI paid off the existing mortgage of $3.9 million and paid $0.2 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2052.

On June 1, 2012, TCI purchased 19.29 acres of Summer Breeze land located in Odessa, Texas, for $2.0 million from an independent third party. On June 12, 2012, TCI sold 13.31 acres of this land parcel to an independent third party.

On June 8, 2012, TCI sold 72.22 acres of land known as McKinney Ranch land located in McKinney, Texas to an independent third party, for a sales price of $5.4 million. TCI paid $5.4 million on the existing mortgage to satisfy a portion of the multi-tract collateral debt of $7.6 million, secured by the property. We recorded a gain on sale of $1.0 million on the land parcel sale.

On June 19, 2012, the TCI construction loan in the amount of $16.4 million that was taken out on September 14, 2010 to fund the development of Lodge at Pecan Creek apartments, a 192-unit complex, closed into permanent financing. The note accrues interest at 5.05% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On June 22, 2012, TCI sold 305 Baronne, a 37,081 square foot building, located in New Orleans, Louisiana to an independent third party, for a sales price of $825,000. TCI paid $0.7 million on an existing mortgage, secured by the property. TCI recorded a loss on sale of $0.4 million on the building sale.

On June 28, 2012, TCI refinanced the existing mortgage on Lake Forest apartments, a 222-unit complex located in Houston, Texas, for a new mortgage of $12.8 million. TCI paid off the existing mortgage of $12.0 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 28, 2012, TCI refinanced the existing mortgage on Mission Oaks apartments, a 228-unit complex located in San Antonio, Texas, for a new mortgage of $15.6 million. TCI paid off the existing mortgage of $14.9 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.95% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 28, 2012, TCI refinanced the existing mortgage on Paramount Terrace apartments, a 181-unit complex located in Amarillo, Texas, for a new mortgage of $3.2 million. TCI paid off the existing mortgage of $2.8 million and paid $0.4 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2045.

On June 28, 2012, TCI refinanced the existing mortgage on Sugar Mill apartments, a 160-unit complex located in Addis, Louisiana, for a new mortgage of $12.0 million. TCI paid off the existing mortgage of $11.8 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 29, 2012, TCI sold 2.59 acres of land known as Vineyards land located in Grapevine, Texas to an independent third party, for a sales price of $2.4 million. The existing mortgage of $0.4 million, secured by the property, was paid in full. TCI recorded a gain on sale of $1.4 million on the land parcel sale.

On June 29, 2012, TCI sold 4.33 acres of land known as Vineyards land located in Grapevine, Texas to an independent third party, for a sales price of $3.9 million. TCI recorded a gain on sale of $2.2 million on the land parcel sale.

On July 1, 2012, TCI recorded the June 12, 2012 sale of 13.31 acres of land known as Summer Breeze land located in Odessa, Texas to an independent third party, for $2.2 million. TCI provided $2.2 million in seller-financing with a 15-month note receivable. The note accrues interest at 5% and is payable at maturity on September 8, 2013. The Company has deferred the recognition of the gain in accordance with ASC 360-20 due to the buyer's inadequate initial investment.

On July 11, 2012, TCI sold Dunes Plaza, a 220,439 square foot retail center and 14.60 acres of land, located in Michigan City, Indiana to an independent third party, for a sales price of $3.0 million. TCI paid $2.2 million on an existing mortgage, secured by the property and $0.8 million in closing costs and unpaid real estate taxes. TCI recorded a gain on sale of $0.1 million on the building sale.

On August 10, 2012, TCI purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. TCI originally sold the membership interests in LaDue, LLC on March 1, 2012 but did not record the sale for accounting purposes. See the above March 1, 2012 sale disclosure for details of the accounting treatment.

On September 6, 2012, TCI sold 19.82 acres of land known as McKinney Ranch land located in McKinney, Texas to an independent third party, for a sales price of $3.0 million. The existing mortgage of $2.6 million, secured by the property, was paid in full. TCI recorded a gain on sale of $0.2 million on the land parcel sale.

On September 11, 2012, TCI sold 7.977 acres of land known as Kinwest Manor land located in Farmers Branch, Texas to an independent third party, for a sales price of $2.3 million. The existing multi-collateral mortgage was paid down by $1.2 million. TCI recorded a loss on sale of $14,000 on the land parcel sale.

On September 12, 2012, TCI sold 9.39 acres of land known as Lacy Longhorn land located in Farmers Branch, Texas to an independent third party, for a sales price of $3.1 million. All of the sale proceeds were used to pay down a portion of the multi-tract collateral debt, secured by the property. TCI recorded a gain on sale of $2.1 million on the land parcel sale.

On September 12, 2012, TCI sold two land parcels, comprising approximately 7.39 acres of undeveloped land located in Dallas, Texas and Farmers Branch, Texas, known as Lacy Longhorn land and Manhattan 2 land to an independent third party, for a sales price of $2.4 million. Seller-financing was provided for $1.9 million. TCI recorded a gain on sale of $1.3 million on the land parcels sale.

On September 24, 2012, TCI sold 3.89 acres of land known as Copperridge land located in Dallas, Texas to an independent third party for a sales price of $3.2 million. The existing mortgage of $2.3 million, secured by the property, was paid in full. TCI recorded a loss on sale of $0.7 million on the land parcel sale.

On September 28, 2012, TCI sold 40.49 acres of land known as Marine Creek land located in Fort Worth, Texas to an independent third party, for a sales price of $1.8 million. All of the sale proceeds were used to pay off the multi-tract collateral debt, secured by the property. TCI recorded a gain on sale of $35,000 on the land parcel sale.

On December 31, 2012, TCI's 21.26 acres of land known as Pioneer Crossing land located in Austin, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, received a credit against the outstanding debt of $0.3 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a loss on sale of $1.0 million on the land parcel sale.

On December 31, 2012, TCI sold 100% of the stock in T Southwood 1394, Inc., to One Realco Corporation, a related party, for a sales price of $0.6 million. This entity owns 14.52 acres of land known as Southwood Land located in Tallahassee, Florida. Under the terms of the sale, the buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 8, 2013, when the property was sold to a third party and sales proceeds were credited against the outstanding debt. TCI will not record a gain or loss on the land parcel sale.

In December 2010, there were various commercial and land holdings sold to FRE Real Estate, Inc., a related party. During the first three months of 2011, many of these transactions were rescinded as of the original transaction date and were subsequently sold to related parties under the same ownership as FRE Real Estate, Inc. As of December 31, 2012, there is one commercial building, Thermalloy that remains in FRE Real Estate, Inc. We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, the buyer's inadequate initial investment and questionable recovery of the Company's investment cost.

The properties that we have sold to a related party and have deferred the recognition of the sale are treated as "subject to sales contract" on the Consolidated Balance Sheets. These properties were sold to a related party in order to help facilitate an appropriate debt or organizational restructure and may or may not be transferred back to the seller upon resolution. These properties have mortgages that are secured by the property and many have corporate guarantees. According to the loan documents, the maker is currently in default on these mortgages primarily due to lack of payment and is actively involved in discussions with every lender in order to settle or cure the default situation. We have reviewed each asset and taken impairment to the extent we feel the value of the property was less than our current basis.

We continue to invest in the development of apartments and various projects. During the twelve months ended December 31, 2012, we have expended $5.8 million on construction and development.

Business Plan and Investment Policy

Our business objective is to maximize long-term value for our stockholders by investing in commercial real estate through the acquisition, development and ownership of apartments, commercial properties, hotels, and land. We intend to achieve this objective through acquiring and developing properties in multiple markets and operating as an industry-leading landlord. We believe this objective will provide the benefits of enhanced investment opportunities, economies of scale and risk diversification, both in terms of geographic market and real estate product type. We believe our objective will also result in continuing access to favorably priced debt and equity capital. In pursuing our business objective, we seek to achieve a combination of internal and external growth while maintaining a strong balance sheet and employing a strategy of financial flexibility. We maximize the value of our apartments and commercial properties by maintaining high occupancy levels while charging competitive rental rates, controlling costs and focusing on tenant retention. We also pursue attractive development opportunities either directly or in partnership with other investors.

For our portfolio of commercial properties, we generate increased operating cash flow through annual contractual increases in rental rates under existing leases. We also seek to identify best practices within our industry and across our business units in order to enhance cost savings and gain operating efficiencies. We employ capital improvement and preventive maintenance programs specifically designed to reduce operating costs and increase the long-term value of our real estate investments.

We seek to acquire properties consistent with our business objectives and strategies. We execute our acquisition strategy by purchasing properties which management believes will create stockholder value over the long-term. We will also sell properties when management believes value has been maximized or when a property is no longer considered an investment to be held long-term.

We are continuously in various stages of discussions and negotiations with respect to development, acquisition, and disposition projects. The consummation of any current or future development, acquisition, or disposition, if any, and the pace at which any may be completed cannot be assured or predicted.

Substantially all of our properties are owned by subsidiary companies, many of which are single-asset entities. This ownership structure permits greater access to financing for individual properties and permits flexibility in negotiating a sale of either the asset or the equity interests in the entity owning the asset. From time-to-time, our subsidiaries have invested in joint ventures with other investors, creating the possibility of risks that do not exist with properties solely owned by an ARL subsidiary. In those instances where other investors are involved, those other investors may have business, economic, or other objectives that are inconsistent with our objectives, which may in turn require us to make investment decisions different from those if we were the sole owner.

Real estate generally cannot be sold quickly. We may not be able to promptly dispose of properties in response to economic or other conditions. To offset this challenge, selective dispositions have been a part of our strategy to maintain an efficient investment portfolio and to provide additional sources of capital. We finance acquisitions through mortgages, internally generated funds, and, to a lesser extent, property sales. Those sources provide the bulk of funds for future acquisitions. We may purchase properties by assuming existing loans secured by the acquired property. When properties are acquired in such a manner, we customarily seek to refinance the asset in order to properly leverage the asset in a manner consistent with our investment objectives.

Our businesses are not generally seasonal with regard to real estate investments. Our investment strategy seeks both current income and capital appreciation. Our plan of operation is to continue, to the extent our liquidity permits, to make equity investments in income-producing real estate such as hotels, apartments, and commercial properties. We may also invest in the debt or equity securities of real estate-related entities. We intend to pursue higher risk, higher reward investments, such as improved and unimproved land where we can obtain reasonably-priced financing for substantially all of a property's purchase price. We intend to continue the development of apartment properties in selected markets in Texas and in other locations where we believe adequate levels of demand exist. We intend to pursue sales opportunities for properties in stabilized real estate markets where we believe our properties' value has been maximized. We also intend to be an opportunistic seller of properties in markets where demand exceeds current supply. Although we no longer actively seek to fund or purchase mortgage loans, we may, in selected instances, originate mortgage loans or we may provide purchase money financing in conjunction with a property sale.

Our Board of Directors has broad authority under our governing documents to make all types of investments, and we may devote available resources to particular investments or types of investments without restriction on the amount or percentage of assets that may be allocated to a single investment or to any particular type of investment, and without limit on the percentage of securities of any one issuer that may be acquired. Investment objectives and policies may be changed at any time by the Board without stockholder approval.

The specific composition from time-to-time of our real estate portfolio owned by ARL directly and through our subsidiaries depends largely on the judgment of management to changing investment opportunities and the level of risk associated with specific investments or types of investments. We intend to maintain a real estate portfolio that is diversified by both location and type of property.

Competition

The real estate business is highly competitive and we compete with numerous companies engaged in real estate activities (including certain entities described in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence"), some of which have greater financial resources than ARL. We believe that success against such competition is dependent upon the geographic location of a property, the performance of property-level managers in areas such as leasing and marketing, collection of rents and control of operating expenses, the amount of new construction in the area and the maintenance and appearance of the property. Additional competitive factors include ease of access to a property, the adequacy of related facilities such as parking and other amenities, and sensitivity to market conditions in determining rent levels. With respect to apartments, competition is also based upon the design and mix of the units and the ability to provide a community atmosphere for the residents. With respect to hotels, competition is also based upon the market served, i.e., transient, commercial, or group users. We believe that beyond general economic circumstances and trends, the degree to which properties are renovated or new properties are developed in the competing submarket are also competitive factors. See also Part I, Item 1A. "Risk Factors".

To the extent that ARL seeks to sell any of its properties, the sales prices for the properties may be affected by competition from other real estate owners and financial institutions also attempting to sell properties in areas where ARL's properties are located, as well as aggressive buyers attempting to dominate or penetrate a particular market.

As described above and in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence", the officers and directors of ARL serve as officers and directors of TCI and IOT. TCI and IOT have business objectives similar to those of ARL. ARL's officers and directors owe fiduciary duties to both IOT and TCI as well as to ARL under applicable law. In determining whether a particular investment opportunity will be allocated to ARL, IOT, or TCI, management considers the respective investment objectives of each Company and the appropriateness of a particular investment in light of each Company's existing real estate and mortgage notes receivable portfolio. To the extent that any particular investment opportunity is appropriate to more than one of the entities, the investment opportunity may be allocated to the entity which has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among all three or two of the entities.

In addition, as described in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence", ARL competes with related parties of Pillar having similar investment objectives related to the acquisition, development, disposition, leasing and financing of real estate and real estate-related investments. In resolving any potential conflicts of interest which may arise, Pillar has informed ARL that it intends to exercise its best judgment as to what is fair and reasonable under the circumstances in accordance with applicable law.

We have historically engaged in and will continue to engage in certain business transactions with related parties, including but not limited to asset acquisitions and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interests of our company.

Available Information

ARL maintains an Internet site at http://www.amrealtytrust.com. Available through the website, free of charge, are Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16, and amendments to those reports, as soon as reasonably practicable after they are electronically filed or furnished to the Securities and Exchange Commission. In addition, we have posted the charters for the Audit Committee, Compensation Committee, and Governance and Nominating Committee, as well as the Code of Business Conduct and Ethics, Corporate Governance Guidelines on Director Independence, and other information on the website. These charters and principles are not incorporated in this report by reference. We will also provide a copy of these documents free of charge to stockholders upon written request. The Company issues Annual Reports containing audited financial statements to its common shareholders.

ITEM 1A. *RISK FACTORS*

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information in this report before trading our securities.

Risk Factors Related to our Business

Adverse events concerning our existing tenants or negative market conditions affecting our existing tenants could have an adverse impact on our ability to attract new tenants, release space, collect rent or renew leases, and thus could adversely affect cash flow from operations and inhibit growth.

Cash flow from operations depends in part on the ability to lease space to tenants on economically favorable terms. We could be adversely affected by various facts and events over which the Company has limited or no control, such as:

- lack of demand for space in areas where the properties are located;
- inability to retain existing tenants and attract new tenants;
- oversupply of or reduced demand for space and changes in market rental rates;
- defaults by tenants or failure to pay rent on a timely basis;
- the need to periodically renovate and repair marketable space;
- physical damage to properties;
- economic or physical decline of the areas where properties are located; and
- potential risk of functional obsolescence of properties over time.

At any time, any tenant may experience a downturn in its business that may weaken its financial condition. As a result, a tenant may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Any tenant bankruptcy or insolvency, leasing delay or failure to make rental payments when due could result in the termination of the tenant's lease and material losses to the Company.

If tenants do not renew their leases as they expire, we may not be able to rent the space. Furthermore, leases that are renewed, and some new leases for space that is re-let, may have terms that are less economically favorable than expiring lease terms, or may require us to incur significant costs, such as renovations, tenant improvements or lease transaction costs. Any of these events could adversely affect cash flow from operations and our ability to make distributions to shareholders and service indebtedness. A significant portion of the costs of owning property, such as real estate taxes, insurance, and debt service payments, are not necessarily reduced when circumstances cause a decrease in rental income from the properties.

We may not be able to compete successfully with other entities that operate in our industry.

We experience a great deal of competition in attracting tenants for the properties and in locating land to develop and properties to acquire.

In our effort to lease properties, we compete for tenants with a broad spectrum of other landlords in each of the markets. These competitors include, among others, publicly-held REITs, privately-held entities, individual property owners and tenants who wish to sublease their space. Some of these competitors may be able to offer prospective tenants more attractive financial terms than we are able to offer.

If the availability of land or high quality properties in our markets diminishes, operating results could be adversely affected.

We may experience increased operating costs which could adversely affect our financial results and the value of our properties.

Our properties are subject to increases in operating expenses such as insurance, cleaning, electricity, heating, ventilation and air conditioning, administrative costs and other costs associated with security, landscaping, repairs, and maintenance of the properties. While some current tenants are obligated by their leases to reimburse us for a portion of these costs, there is no assurance that these tenants will make such payments or agree to pay these costs upon renewal or new tenants will agree to pay these costs. If operating expenses increase in our markets, we may not be able to increase rents or reimbursements in all of these markets to offset the increased expenses, without at the same time decreasing occupancy rates. If this occurs, our ability to make distributions to shareholders and service indebtedness could be adversely affected.

Our ability to achieve growth in operating income depends in part on its ability to develop additional properties.

We intend to continue to develop properties where warranted by market conditions. We have a number of ongoing development and land projects being readied for commencement.

Additionally, general construction and development activities include the following risks:

- construction and leasing of a property may not be completed on schedule, which could result in increased expenses and construction costs, and would result in reduced profitability for that property;
- construction costs may exceed original estimates due to increases in interest rates and increased cost of materials, labor or other costs, possibly making the property less profitable because of inability to increase rents to compensate for the increase in construction costs;
- some developments may fail to achieve expectations, possibly making them less profitable;
- we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs and could require us to abandon our activities entirely with respect to a project;
- we may abandon development opportunities after the initial exploration, which may result in failure to recover costs already incurred. If we determine to alter or discontinue its development efforts, future costs of the investment may be expensed as incurred rather than capitalized and we may determine the investment is impaired resulting in a loss;
- we may expend funds on and devote management's time to projects which will not be completed; and
- occupancy rates and rents at newly-completed properties may fluctuate depending on various factors including market and economic conditions, and may result in lower than projected rental rates and reduced income from operations.

We face risks associated with property acquisitions.

We acquire individual properties and various portfolios of properties and intend to continue to do so. Acquisition activities are subject to the following risks:

- when we are able to locate a desired property, competition from other real estate investors may significantly increase the seller's offering price;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be higher than original estimates;
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into existing operations, and results of operations and financial condition could be adversely affected.

We may acquire properties subject to liabilities and without any recourse, or with limited recourse, with respect to unknown liabilities. However, if an unknown liability was later asserted against the acquired properties, we might be required to pay substantial sums to settle it, which could adversely affect cash flow.

Many of our properties are concentrated in our primary markets and the Company may suffer economic harm as a result of adverse conditions in those markets.

Our properties are located principally in specific geographic areas in the southwestern, southeastern, and mid-western United States. The Company's overall performance is largely dependent on economic conditions in those regions.

We are leveraged and may not be able to meet our debt service obligations.

We had total indebtedness at December 31, 2012 of approximately $869.9 million. Substantially all assets have been pledged to secure debt. These borrowings increase the risk of loss because they represent a prior claim on assets and most require fixed payments regardless of profitability. Our leveraged position makes us vulnerable to declines in the general economy and may limit the Company's ability to pursue other business opportunities in the future.

We may not be able to access financial markets to obtain capital on a timely basis, or on acceptable terms.

We rely on proceeds from property dispositions and third party capital sources for a portion of our capital needs, including capital for acquisitions and development. The public debt and equity markets are among the sources upon which the Company relies. There is no guarantee that we will be able to access these markets or any other source of capital. The ability to access the public debt and equity markets depends on a variety of factors, including:

- general economic conditions affecting these markets;
- our own financial structure and performance;
- the market's opinion of real estate companies in general; and
- the market's opinion of real estate companies that own similar properties.

We may suffer adverse effects as a result of terms and covenants relating to the Company's indebtedness.

Required payments on our indebtedness generally are not reduced if the economic performance of the portfolio declines. If the economic performance declines, net income, cash flow from operations and cash available for distribution to stockholders may be reduced. If payments on debt cannot be made, we could sustain a loss or suffer judgments, or in the case of mortgages, suffer foreclosures by mortgagees. Further, some obligations contain cross-default and/or cross-acceleration provisions, which means that a default on one obligation may constitute a default on other obligations.

We anticipate only a small portion of the principal of our debt will be repaid prior to maturity. Therefore, we are likely to refinance a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or the terms of any refinancing will not be as favorable as the terms of the maturing debt. If principal balances due at maturity cannot be refinanced, extended, or repaid with proceeds from other sources, such as the proceeds of sales of assets or new equity capital, cash flow may not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Our credit facilities and unsecured debt contain customary restrictions, requirements and other limitations on the ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios, and minimum ratios of unencumbered assets to unsecured debt. Our continued ability to borrow is subject to compliance with financial and other covenants. In addition, failure to comply with such covenants could cause a default under credit facilities, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available, or be available only on unattractive terms.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common stock.

The degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. The degree of leverage could also make us more vulnerable to a downturn in business or the general economy.

An increase in interest rates would increase interest costs on variable rate debt and could adversely impact the ability to refinance existing debt.

We currently have, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will the interest costs, which could adversely affect cash flow and the ability to pay principal and interest on our debt and the ability to make distributions to shareholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures.

Unbudgeted capital expenditures or cost overruns could adversely affect business operations and cash flow.

If capital expenditures for ongoing or planned development projects or renovations exceed expectations, the additional cost of these expenditures could have an adverse effect on business operations and cash flow. In addition, we might not have access to funds on a timely basis to pay the unexpected expenditures.

Construction costs are funded in large part through construction financing, which the Company may guarantee. The Company's obligation to pay interest on this financing continues until the rental project is completed, leased-up and permanent financing is obtained, or the for sale project is sold, or the construction loan is otherwise paid. Unexpected delays in completion of one or more ongoing projects could also have a significant adverse impact on business operations and cash flow.

We may need to sell properties from time to time for cash flow purposes.

Because of the lack of liquidity of real estate investments generally, our ability to respond to changing circumstances may be limited. Real estate investments generally cannot be sold quickly. In the event that we must sell assets to generate cash flow, we cannot predict whether there will be a market for those assets in the time period desired, or whether we will be able to sell the assets at a price that will allow the Company to fully recoup its investment. We may not be able to realize the full potential value of the assets and may incur costs related to the early pay-off of the debt secured by such assets.

We intend to devote resources to the development of new projects.

We plan to continue developing new projects as opportunities arise in the future. Development and construction activities entail a number of risks, including but not limited to the following:

- we may abandon a project after spending time and money determining its feasibility;
- construction costs may materially exceed original estimates;
- the revenue from a new project may not be enough to make it profitable or generate a positive cash flow;
- we may not be able to obtain financing on favorable terms for development of a property, if at all;
- we may not complete construction and lease-ups on schedule, resulting in increased development or carrying costs; and
- we may not be able to obtain, or may be delayed in obtaining, necessary governmental permits.

The overall business is subject to all of the risks associated with the real estate industry.

We are subject to all risks incident to investment in real estate, many of which relate to the general lack of liquidity of real estate investments, including, but not limited to:

- our real estate assets are concentrated primarily in the southwest and any deterioration in the general economic conditions of this region could have an adverse effect;
- changes in interest rates may make the ability to satisfy debt service requirements more burdensome;
- lack of availability of financing may render the purchase, sale or refinancing of a property more difficult or unattractive;
- changes in real estate and zoning laws;
- increases in real estate taxes and insurance costs;
- federal or local economic or rent control;
- acts of terrorism, and
- hurricanes, tornadoes, floods, earthquakes and other similar natural disasters.

Our performance and value are subject to risks associated with our real estate assets and with the real estate industry.

Our economic performance and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow will be adversely affected. The following factors, among others, may adversely affect the income generated by our properties:

- downturns in the national, regional and local economic conditions (particularly increases in unemployment);
- competition from other office, hotel and commercial buildings;
- local real estate market conditions, such as oversupply or reduction in demand for office, hotel or other commercial space;
- changes in interest rates and availability of financing;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;

- increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;
- civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;
- significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;
- declines in the financial condition of our tenants and our ability to collect rents from our tenants; and
- decreases in the underlying value of our real estate.

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our results of operations, and financial condition.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our properties are located, including the current dislocations in the credit markets and general global economic recession. These current conditions, or similar conditions existing in the future, may adversely affect our results of operations, and financial condition as a result of the following, among other potential consequences:

- the financial condition of our tenants may be adversely affected which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or for other reasons;
- significant job losses within our tenants may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted;
- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans; and
- one or more lenders could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

Real estate investments are illiquid, and the Company may not be able to sell properties if and when it is appropriate to do so.

Real estate generally cannot be sold quickly. We may not be able to dispose of properties promptly in response to economic or other conditions. In addition, provisions of the Internal Revenue Code may limit our ability to sell properties (without incurring significant tax costs) in some situations when it may be otherwise economically advantageous to do so, thereby adversely affecting returns to stockholders and adversely impacting our ability to meet our obligations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

On December 31, 2012, our portfolio consisted of 62 income producing properties consisting of 48 apartments totaling 8,873 units, 14 commercial properties. Consisting of 10 office buildings, one industrial warehouse, and three retail centers. In addition, we own or control 4,657 acres of improved and unimproved land held for future development or sale. The average annual dollar per square foot for the Company's residential apartment portfolio is $10.67 and $10.13 for the commercial portfolio. The table below shows information relating to those properties.

Residential Apartments	Location	Units	Occupancy
Anderson Estates	Oxford, MS	48	95.80%
Blue Lake Villas I	Waxahachie, TX	186	92.50%
Blue Lake Villas II	Waxahachie, TX	70	94.30%
Blue Ridge	Midland, TX	290	100.00%
Breakwater Bay	Beaumont, TX	176	97.20%
Bridgewood Ranch	Kaufman, TX	106	91.50%
Capitol Hill	Little Rock, AR	156	93.60%
Curtis Moore Estates	Greenwood, MS	104	93.30%
Dakota Arms	Lubbock, TX	208	96.20%
David Jordan Phase II	Greenwood, MS	32	93.80%
David Jordan Phase III	Greenwood, MS	40	90.00%
Desoto Ranch	DeSoto, TX	248	93.50%
Dorado Ranch	Odessa, TX	224	100.00%
Falcon Lakes	Arlington, TX	248	96.00%
Heather Creek	Mesquite, TX	200	98.00%
Huntington Ridge	DeSoto, TX	198	93.90%
Laguna Vista	Dallas, TX	206	94.70%
Lake Forest	Houston, TX	240	95.80%
Legends of El Paso	El Paso, TX	240	85.80%
Lodge at Pecan Creek	Denton, TX	192	97.40%
Mansions of Mansfield	Mansfield, TX	208	93.30%
Mariposa Villas	Dallas, TX	216	96.30%
Mission Oaks	San Antonio, TX	228	97.40%
Monticello Estate	Monticello, AR	32	96.90%
Northside on Travis	Sherman, TX	200	95.00%
Paramount Terrace	Amarillo. TX	181	91.70%
Parc at Clarksville	Clarksville, TN	168	87.50%
Parc at Denham Springs	Denham Springs, LA	224	97.30%
Parc at Maumelle	Little Rock, AR	240	92.90%
Parc at Metro Center	Nashville, TN	144	100.00%
Parc at Rogers	Rogers, AR	250	98.40%
Pecan Pointe	Temple, TX	232	96.60%
Preserve at Pecan Creek	Denton, TX	192	94.30%
River Oaks	Wylie, TX	180	93.90%
Riverwalk Phase I	Greenville, MS	32	93.80%
Riverwalk Phase II	Greenville, MS	72	86.10%
Savoy of Garland	Garland, TX	144	97.20%
Sonoma Court	Rockwall, TX	124	99.20%
Stonebridge at City Park	Houston, TX	240	96.30%
Sugar Mill	Baton Rouge, LA	160	95.60%
Toulon	Gautier, MS	240	97.50%
Treehouse	Irving, TX	160	93.10%
Vistas of Pinnacle Park	Dallas, TX	332	94.30%
Vistas of Vance Jackson	San Antonio, TX	240	96.30%
Whispering Pines	Topeka, KS	320	92.20%
Windsong	Fort Worth, TX	188	95.20%
	Total Apartment Units	**8,359**	

Apartment Subject to Sales Contract	Location	Units	Occupancy
Quail Hollow	Holland, OH	200	98.00%
	Total Apartments Subject to Sale	**200**	

Apartment Held for Sale	Location	Units	Occupancy
Verandas at City View	Fort Worth, TX	314	95.20%
	Total Apartments Held for Sale	**314**	
	Total Apartments	**8,873**	

Office Buildings	Location	SqFt	Occupancy
225 Baronne (1)	New Orleans, LA	422,037	0.00%
600 Las Colinas	Las Colinas, TX	510,173	66.42%
1010 Common	New Orleans, LA	512,593	38.45%
Browning Place (Park West I)	Farmers Branch, TX	625,463	72.34%
Ergon Office Building	Jackson, MS	26,000	0.00%
Senlac (VHP)	Farmers Branch, TX	2,812	100.00%
Sesame Square	Anchorage, AK	20,715	90.29%
Stanford Center	Dallas, TX	336,733	97.54%
	Total Office Buildings	**2,456,526**	

Office Buildings Subject to Sales Contract	Location	SqFt	Occupancy
Amoco Building	New Orleans, LA	378,895	61.15%
Eton Square (2)	Tulsa, OK	43,695	27.62%
	Total Office Building Subject to Sales Contract	**422,590**	

Retail Centers	Location	SqFt	
Bridgeview Plaza	LaCrosse, WI	122,205	90.47%
Cross County Mall	Matoon, IL	306,609	77.12%
Fruitland Plaza	Fruitland Park, FL	6,722	100.00%
	Total Retail Centers	**435,536**	

Retail Center Subject to Sales Contract	Location	SqFt	Occupancy
Eton Square (2)	Tulsa, OK	181,871	54.77%
	Total Retail Centers Subject to Sales Contract	**181,871**	

Industrial Warehouse Subject to Sales Contract	Location	SqFt	Occupancy
Thermalloy	Farmers Branch, TX	177,805	100.00%
	Total Industrial Warehouses Subject to Sales Contract	**177,805**	
	Total Commercial	**3,674,328**	

(1) Vacant since 2005's hurricane Katrina. Plans to renovate in the future.
(2) Eton Square is considered one commercial property that includes both office and retail space.

Lease Expirations

The table below shows the lease expirations of the commercial properties over a ten-year period (dollars in thousands):

Year of Lease Expiration	Rentable Square Feet Subject to Expiring Leases	Current Annualized (1) Contractual Rent Under Expiring Leases	Current Annualized(1) Contractual Rent Under Expiring Leases (P.S.F.)	Percentage of Total Square Feet	Percentage of Gross Rentals
2013	345,264	$ 3,864,262	$ 11.19	9.4%	17.5%
2014	407,193	$ 5,327,501	$ 13.08	11.1%	20.6%
2015	118,832	$ 1,492,474	$ 12.56	3.2%	6.0%
2016	404,353	$ 4,082,874	$ 10.10	11.0%	20.5%
2017	358,871	$ 6,028,838	$ 16.80	9.8%	18.2%
2018	101,665	$ 887,811	$ 8.73	2.8%	5.2%
2019	107,283	$ 2,211,800	$ 20.62	2.9%	5.4%
2020	29,267	$ 611,996	$ 20.91	0.8%	1.5%
2021	20,121	$ 359,213	$ 17.85	0.5%	1.0%
Thereafter	81,415	$ 1,175,705	$ 14.44	2.2%	4.1%
Total	1,974,264	$ 26,042,474		53.7%	100%

(1) Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2012 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements which may be estimates as of such date.

Land	Location	Acres
Audubon	Adams County, MS	48.20
Cooks Lane	Forth Worth, TX	23.24
Dedeaux	Gulfport, MS	10.00
Denham Springs	Denham Springs, LA	4.38
Elm Fork	Denton County, TX	6.24
Gautier	Gautier, MS	40.06
GNB	Farmers Branch, TX	45.00
Hollywood Casino Tract II	Farmers Branch, TX	13.85
Hunter Equities	Dallas, TX	2.56
Jackson Capital City Center	Jackson, MS	7.95
Kelly Lot	Farmers Branch, TX	0.75
Lacy Longhorn	Farmers Branch, TX	5.08
LaDue	Farmers Branch, TX	8.01
Lake Shore Villas	Humble, TX	19.51
Lubbock	Lubbock, TX	2.86
Luna (Carr)	Farmers Branch, TX	2.60
Manhanttan	Farmers Branch, TX	32.02
McKinney 36	Collin County, TX	34.05
McKinney Ranch	McKinney,TX	77.70
Meloy/Portage	Kent, OH	52.95
Nashville	Nashville, TN	11.87
Nicholson Croslin	Dallas, TX	0.80
Nicholson Mendoza	Dallas, TX	0.35
Ocean Estates	Gulfport, MS	12.00
Port Olpenitz GmbH	Kappelin, Germany	420.00
Seminary West	Fort Worth, TX	3.02
Summer Breeze	Odessa, TX	5.98
Texas Plaza	Irving, TX	10.33
Travelers	Farmers Branch, TX	193.17
Travis Ranch	Kaufman County, TX	16.80
Travis Ranch Retail	Kaufman County, TX	8.13
Union Pacific Railroad	Dallas, TX	0.04
US Virgin Islands	US Virgin Islands	96.60
Valley View 34	Farmers Branch, TX	2.19
Valley View/Senlac	Farmers Branch, TX	3.45
Waco 151	Waco,TX	151.40
Waco Swanson	Waco, TX	21.58
Walker	Dallas County, TX	82.59
Willowick	Pensacola, FL	39.78
Windmills Farm	Kaufman County, TX	2,900.00
	Total Land/Development	**4,417.09**

Land Subject to Sales Contract	Location	Acres
Dominion Tract	Dallas, TX	10.59
Hollywood Casino Tract I	Farmers Branch, TX	19.71
Luna Ventures	Farmers Branch, TX	26.74
Mansfield	Mansfield, TX	21.89
Pioneer Crossing	Austin, TX	17.28
Senlac	Farmers Branch, TX	11.94
Sheffield Village	Grand Prairie, TX	13.90
Southwood Plantation 1394	Tallahassee, FL	14.52
Stanley Tools	Farmers Branch, TX	23.76
Whorton	Bentonville, AR	79.70
	Total Land Subject to Sales Contract	**240.03**
	Total Land	**4,657.12**

ITEM 3. *LEGAL PROCEEDINGS*

The ownership of property and provision of services to the public as tenants entails an inherent risk of liability. Although the Company and its subsidiaries are involved in various items of litigation incidental to and in the ordinary course of its business, in the opinion of Management, the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operation or liquidity, unless noted otherwise below.

The Company is involved in and vigorously defending against, a number of deficiency claims with respect to assets that have been foreclosed by various lenders. Such claims are generally against a consolidated subsidiary as the borrower or the Company as a guarantor of indebtedness or performance. Some of these proceedings may ultimately result in an unfavorable determination for the Company and/or one of its consolidated subsidiaries. While we cannot predict the final result of such proceedings, Management believes that the maximum exposure to the Company and its consolidated subsidiaries, if any, will not exceed approximately $20 million in the aggregate and will occur, if at all, in future years.

ART and its subsidiary ART Midwest, Inc have been engaged in litigation with a Mr. David Clapper and companies related to Mr. Clapper (The "Clapper Entities") since 1999. The origins of the matter began in 1998 in a transaction in which ART Midwest was to acquire eight apartments from the Clapper Entities. Through the years there have been rulings both for and against ART in this matter. However in October 2011, a final ruling was issued whereby the Clapper Entities were awarded approximately $74 million including $26 million in damages and $48 million in interest. This ruling was against ART and its subsidiary ART Midwest and not the Company or any other subsidiary of the Company.

ART believes there were serious errors in the judge's ruling and has filed an appeal of the judge's ruling. ART further believes that should the Clapper Entities ultimately prevail that it has claims against a third party who was involved in this matter. These claims cannot be pursued until the main case with the Clapper Group is ultimately resolved.

Should the Clapper Group ultimately prevail the only defendants in this matter are ART and ART Midwest, Inc. whose total assets and net worth as of December 31, 2011 was approximately $10 million. Neither the Company nor any of its subsidiaries other than ART have guaranteed or indemnified either ART or ART Midwest, Inc.

In January 2012, the Company sold all of the issued and outstanding stock of American Realty Trust ("ART") for a $10 million note. The note is fully reserved by the Company and valued at zero. Subsequent to the sale ART filed for Chapter 11 bankruptcy protection.

ARL, through a foreign subsidiary, is developing a maritime harbor town on the 420 acre site of the former naval base of Olpenitz in Kappeln, Germany. The project is located less than 30 miles from the Denmark border. The town will comprise of a marina offering several thousand moorings, premium vacation homes each with their own landing stage as well as exclusive hotels, restaurants, shops and a range of leisure activities from sailing to golfing to cross country skiing. The development project is expected to the biggest holiday resort in northern Europe. There were been disputes with the local partner related to his mismanagement of the project which resulted in replacing him as the managing partner and led to filing for bankruptcy protection in Germany to completely remove him from the project. An insolvency manager has been put into place in order to protect the creditors and ARL believes that the value of the land and development in process will satisfy the existing creditors and return ARL's investment. ARL is working in cooperation with the insolvency manager and expects to continue ARL's involvement in the development of this project.

On February 13, 2013, the Court of Appeals, Fifth District of Texas at Dallas (the "Fifth Court of Appeals") rendered an opinion involving Transcontinental Realty Investors, Inc. in Case No. 05-04-01358-CV styled *Basic Capital Management, Inc., American Realty Trust, Inc., Transcontinental Realty Investors, Inc., Continental Poydras Corp., Continental Common, Inc. and Continental Baronne, Inc. v. Dynex Commercial, Inc. and Dynex Capital, Inc.* The case was on appeal from the 68th Judicial District Court of Dallas County, Texas, had previously been appealed to the Fifth Court of Appeals and further appealed to the Supreme Court of the State of Texas which had remanded the instant case back to the Fifth Court of Appeals to address certain issues. The case had its origin with Dynex Commercial making loans to Continental Poydras Corp., Continental Common, Inc. and Continental Baronne, Inc. (subsidiaries of Continental Mortgage & Equity Trust ("CMET"), an entity which merged into TCI in 1999 after the original suit was filed). Under the original loan commitment, $160,000,000 in loans were to be made to the entities. The loans were conditioned on the execution of a commitment between Dynex Commercial and Basic Capital Management, Inc. ("Basic").

An original trial to a jury resulted in the jury awarding significant damages to Basic for "lost opportunity," awarding damages in "increased costs" and "lost opportunity" damages to American Realty Trust, Inc. ("ART") and damages of $960,646.28 in "increased costs" and $11,161,520 for "lost opportunity' damages in favor of TCI and its subsidiaries (a total of $12,122,166.28). The original Trial Court ignored the jury's findings and entered a "Judgment Notwithstanding the Verdict" ("JNOV") in Dynex's favor; the Fifth Court of Appeals has now ruled that the JNOV was improper because there was sufficient evidence to support the jury's findings. As a result, the Fifth Court of Appeals ordered the Trial Court to enter a new judgment consistent with the jury's original findings.

The Fifth Court of Appeals also determined that TCI was entitled to damages for "lost opportunities" relating to tenant improvements and awarded TCI an additional $252,577. Issues relating to attorneys fees were also addressed with the Fifth Court of Appeals ordering the Trial Court to "re-try" the issue of attorney's fees to determine the amount of fees to which TCI would be entitled on a "breach of commitment" claim. In addition, as a result of the changes in amounts awarded and passage of time, the Fifth Court of Appeals also ordered the Trial Court to recalculate the correct amounts of pre and post-judgment interest owed to Appellants.

While the fifteen year old controversy is not yet fully resolved, the Fifth Court of Appeals opinion is favorable to TCI, but TCI expects continued challenges by Dynex to the Fifth Court of Appeals opinion and any ultimate award of damages by the Trial Court.

During the fourth quarter of the fiscal year covered by this Report, no proceeding previously reported was terminated.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

ARL's common stock is listed and traded on the New York Stock Exchange under the symbol "ARL". The following table sets forth the high and low sales prices as reported in the consolidated reporting system of the New York Stock Exchange:

	2012		2011	
	High	Low	High	Low
First Quarter	$ 2.29	$ 1.26	$ 10.49	$ 2.95
Second Quarter	$ 3.35	$ 1.51	$ 4.85	$ 1.75
Third Quarter	$ 3.96	$ 1.66	$ 2.66	$ 1.62
Fourth Quarter	$ 3.55	$ 2.60	$ 2.75	$ 1.15

On March 20, 2013, the closing market price of ARL's common stock on the New York Stock Exchange was $3.60 per share, and was held by approximately 3,000 stockholders of record.

ARL's Board of Directors has established a policy that dividend declarations on common stock would be determined on an annual basis following the end of each year. In accordance with that policy, the Board determined not to pay any dividends on common stock in 2012, 2011 or 2010. Future distributions to common stockholders will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board.

Under ARL's Amended Articles of Incorporation, 15,000,000 shares of Series A 10.0% Cumulative Convertible Preferred Stock are authorized with a par value of $2.00 per share and a liquidation preference of $10.00 per share plus accrued and unpaid dividends. Dividends are payable at the annual rate of $1.00 per share, or $.25 per share quarterly, to stockholders of record on the last day of each March, June, September, and December, when and as declared by the Board of Directors. The Series A Preferred Stock may be converted into common stock at 90.0% of the average daily closing price of ARL's common stock for the prior 20 trading days. At December 31, 2012, 3,353,954 shares of Series A Preferred Stock were outstanding. Of the outstanding shares, 300,000 shares are owned by ART Edina, Inc., and 600,000 shares are owned by ART Hotel Equities, Inc., a wholly-owned subsidiary of ARL. Dividends are not paid on the shares owned by ARL subsidiaries.

Under ARL's Amended Articles of Incorporation, 91,000 shares of Series D 9.50% Cumulative Preferred Stock are authorized with a par value of $2.00 per share, and a liquidation preference of $20.00 per share. Dividends are payable at the annual rate of $1.90 per year or $0.475 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. The Series D Preferred Stock is reserved for the conversion of the Class A limited partner units of Ocean Beach Partners, L.P. The Class A units may be exchanged for Series D Preferred Stock at the rate of 20 Class A units for each share of Series D Preferred Stock. At March 20, 2013, no shares of Series D Preferred Stock were outstanding.

Under ARL's Amended Articles of Incorporation, 500,000 shares of Series E 6.0% Cumulative Preferred Stock are authorized with a par value $2.00 per share and a liquidation preference of $10.00 per share. Dividends are payable at the annual rate of $.60 per share or $.15 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. At March 20, 2013, no Series E Preferred Stock was outstanding. As an instrument amendatory to ARL's Amended Articles of Incorporation, 100,000 shares of Series J 8% Cumulative Convertible Preferred Stock have been designated pursuant to a Certificate of Designation filed March 16, 2006, with a par value of $2.00 per share, and a liquidation preference of $1,000 per share. Dividends are payable at the annual rate of $80 per share, or $20 per quarter, to stockholders of record on the last day of each of March, June, September and December, when and as declared by the Board of Directors. Although the Series J 8% Cumulative Convertible Preferred Stock has been designated, no shares have been issued as of March 20, 2013.

On September 1, 2000, the Board of Directors approved a share repurchase program authorizing the repurchase of up to a total of 1,000,000 shares of ARL common stock. This repurchase program has no termination date. In August 2010, the Board of Directors approved an increase in the share repurchase program for up to an additional 250,000 shares of common stock which results in a total authorization under the repurchase program for up to 1,250,000 shares.

The following table sets forth information regarding purchases made by ARL of shares of ARL common stock on a monthly basis during the fourth quarter of 2012:

Period	Total Number of Shares Purchased	Average Price Paid per share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Program
Balance at September 30, 2012			986,750	263,250
October 31, 2012		$ -	986,750	263,250
November 30, 2012		$ -	986,750	263,250
December 31, 2012		$ -	986,750	263,250
Total	-			

ITEM 6. *SELECTED FINANCIAL DATA*

AMERICAN REALTY INVESTORS, INC.

	For the Years Ended December 31,				
	2012	2011	2010	2009	2008
	(dollars in thousands, except share and per share amounts)				
EARNINGS DATA					
Total operating revenues	$ 119,521	$ 108,480	$ 106,505	$ 115,590	$ 109,493
Total operating expenses	102,314	148,823	158,983	156,489	129,352
Operating income (loss)	17,207	(40,343)	(52,478)	(40,899)	(19,859)
Other expenses	(36,461)	(45,407)	(47,203)	(54,294)	(55,378)
Loss before gain on land sales, non-controlling interest, and income taxes	(19,254)	(85,750)	(99,681)	(95,193)	(75,237)
Gain (loss) on land sales	5,475	34,247	(10,103)	11,605	5,584
Income tax benefit	2,474	15,672	1,668	325	33,750
Net loss from continuing operations	(11,305)	(35,831)	(108,116)	(83,263)	(35,903)
Net income from discontinuing operations	4,594	29,104	1,921	604	62,872
Net income (loss)	(6,711)	(6,727)	(106,195)	(82,659)	26,969
Net (income) loss attributable to non-controlling interest	1,126	7,017	11,448	12,518	(4,335)
Net income (loss) attributable to American Realty Investors, Inc.	(5,585)	290	(94,747)	(70,141)	22,634
Preferred dividend requirement	(2,452)	(2,456)	(2,488)	(2,488)	(2,487)
Net income (loss) applicable to common shares	$ (8,037)	$ (2,166)	$ (97,235)	$ (72,629)	$ 20,147
PER SHARE DATA					
Earnings per share - basic					
Loss from continuing operations	$ (1.10)	$ (2.72)	$ (8.65)	$ (6.36)	$ (3.83)
Income from discontinued operations	0.40	2.53	0.17	0.05	5.63
Net income (loss) applicable to common shares	$ (0.70)	$ (0.19)	$ (8.48)	$ (6.31)	$ 1.80
Weighted average common share used in computing earnings per share	11,525,389	11,517,431	11,463,084	11,514,038	11,165,805
Earnings per share - diluted					
Loss from continuing operations	$ (1.10)	$ (2.72)	$ (8.65)	$ (6.36)	$ (3.83)
Income from discontinued operations	0.40	2.53	0.17	0.05	5.63
Net income (loss) applicable to common shares	$ (0.70)	$ (0.19)	$ (8.48)	$ (6.31)	$ 1.80
Weighted average common share used in computing diluted earnings per share	11,525,389	11,517,431	11,463,084	11,514,038	11,165,805
BALANCE SHEET DATA					
Real estate, net	$ 930,433	$ 1,026,630	$ 1,332,585	$ 1,581,521	$ 1,613,402
Notes and interest receivable, net	103,469	101,540	88,614	83,144	77,003
Total assets	1,135,345	1,235,471	1,557,275	1,806,054	1,842,153
Notes and interest payables	840,992	913,965	1,228,681	1,394,076	1,382,629
Stock-secured notes payable	28,865	26,898	23,100	24,853	14,026
Shareholders' equity	85,104	95,257	106,265	211,349	297,578
Book value per share	$ 7.38	$ 8.27	$ 9.27	$ 18.36	$ 26.65

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, principally, but not only, under the captions "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate", "believe", "expect", "intend", "may", "might", "plan", "estimate", "project", "should", "will", "result" and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. These statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors, that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate);
- risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments;
- failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully;
- risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities);
- risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets;
- costs of compliance with the Americans with Disabilities Act and other similar laws and regulations;
- potential liability for uninsured losses and environmental contamination;
- risks associated with our dependence on key personnel whose continued service is not guaranteed; and
- the other risk factors identified in this Form 10-K, including those described under the caption "Risk Factors."

The risks included here are not exhaustive. Other sections of this report, including Part I, Item 1A. "Risk Factors," include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 8-K or otherwise.

Overview

We are an externally advised and managed real estate investment company that owns a diverse portfolio of income-producing properties and land held for development. Our portfolio of income-producing properties includes residential apartment communities, office buildings, hotels and other commercial properties. Our investment strategy includes acquiring existing income-producing properties as well as developing new properties on land already owned or acquired for a specific development project. We acquire land primarily in urban in-fill locations or high-growth suburban markets. We are an active buyer and seller of real estate and during 2012 we sold $99.2 million of land and income-producing properties. As of December 31, 2012, we owned 8,873 units in 48 residential apartment communities, 14 commercial properties comprising approximately 3.7 million rentable square feet. In addition, we own 4,657 acres of land held for development with a 420-acre holiday resort project in Germany currently in development.

We finance our acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties and debt financing primarily in the form of property-specific first-lien mortgage loans from commercial banks and institutional lenders. We finance our development projects principally with short-term, variable interest rate construction loans that are converted to long-term, fixed rate amortizing mortgages when the development project is completed and occupancy has been stabilized. We will, from time to time, also enter into partnerships with various investors to acquire income-producing properties or land and to sell interests in certain of our wholly owned properties. When we sell assets, we may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable. We generate operating revenues primarily by leasing apartment units to residents; leasing office, retail and industrial space to commercial tenants; and renting hotel rooms to guests.

We have historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in our best interest.

Effective since April 30, 2011, Pillar is the Company's external Advisor and Cash Manager under a contractual arrangement that is reviewed annually by our Board of Directors. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for TCI's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to TCI and IOT. As the contractual Advisor, Pillar is compensated by TCI under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". ARL has no employees. Employees of Pillar render services to ARL in accordance with the terms of the Advisory Agreement. Prior to April 30, 2011, the Company was advised by Prime.

Effective since January 1, 2011, Regis manages our commercial properties and provides brokerage services. Regis is entitled to receive a fee for its property management and brokerage services. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance – Property Management and Real Estate Brokerage". Prior to December 31, 2010, Triad provided management services for our commercial properties. Triad sub-contracted the property-level management and leasing of our commercial properties to Regis I. The Company contracts with third-party companies to lease and manage our apartment communities.

Critical Accounting Policies

We present our financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for our financial statements issued subsequent to September 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, we no longer refer to the authoritative guidance dictating our accounting methodologies under the previous accounting standards hierarchy. Instead, we refer to the ASC guidance as the sole source of authoritative literature.

The accompanying Consolidated Financial Statements include our accounts, our subsidiaries, generally all of which are wholly-owned, and all entities in which we have a controlling interest. Arrangements that are not controlled through voting or similar rights are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", whereby we have determined that we are a primary beneficiary of the VIE and meet certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have voting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support and bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions.

For entities in which we have less than a controlling financial interest or entities where we are not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, our share of the net earnings or losses of these entities are included in consolidated net income. Our investment in Gruppa Florentina, LLC is accounted for under the equity method. Our investments in Garden Centura, L.P. and LK-Four Hickory, LLC were accounted for under the equity method until December 28, 2011and January 17, 2012, respectively, when the investments were sold.

Real Estate

Upon acquisitions of real estate, we assess the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, "above-market" and "below-market" leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities in accordance with ASC Topic 805 "Business Combinations", and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings at replacement cost.

We assess and consider fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial.

We record acquired "above-market" and "below-market" leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases.

Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Sales to our subsidiary, TCI, have previously been reflected at the fair value sale price. Upon discussion with the SEC and in review of the guidance pursuant to ASC 250-10-45-22 to 24, we have adjusted those assets, in the prior year, to reflect a basis equal to ARL's cost basis in the asset at the time of the sale. The related party payables to ARL were reduced for the lower asset price. The Company reflected the original cost basis in consolidation, therefore no change in the financial statements were necessary to reflect this change.

Depreciation and Impairment

Real estate is stated at depreciated cost. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Costs directly related to the development of properties are capitalized. Capitalized development costs include interest, property taxes, insurance, and other direct project costs incurred during the period of development.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 "Interest – Capitalization of Interest" and ASC Topic 970 "Real Estate - General". The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates impairment in value. An impairment loss is recognized if the carrying amount of its assets is not recoverable and exceeds its fair value. Fair value is determined by a recent appraisal, comparables based upon prices for similar assets, executed sales contract, a present value and/or a valuation technique based upon a multiple of earnings or revenue. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. If we determine that impairment has occurred, the affected assets must be reduced to their face value.

ASC Topic 360 "Property, Plant and Equipment" requires that qualifying assets and liabilities and the results of operations that have been sold, or otherwise qualify as "held for sale", be presented as discontinued operations in all periods presented if the property operations are expected to be eliminated and we will not have significant continuing involvement following the sale. The components of the property's net income that is reflected as discontinued operations include the net gain (or loss) upon the disposition of the property "held for sale", operating results, depreciation and interest expense (if the property is subject to a secured loan). We generally consider assets to be "held for sale" when the transaction has been approved by our Board of Directors, or a committee thereof, and there are no known significant contingencies relating to the sale, such that the property sale within one year is considered probable. Following the classification of a property as "held for sale", no further depreciation is recorded on the assets.

Any properties that are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation" are those in which we have not recognized the legal sale according to the guidance in ASC 360-20 due to various factors, disclosed in each sale transaction under Item 1 Significant Real Estate Acquisitions/Dispositions and Financing. Any sale transaction that did not meet the requirements according to ASC 360-20 to record the sale, the asset involved in the transaction, including the debt and property operations, remained on the books of the Company. We continue to charge depreciation to expense as a period costs for the property until such time as the property has been classified as held for sale in accordance with guidance reflected in ASC 360-10-45 "Impairment or Disposal of Long-Lived Assets".

Investment in Unconsolidated Real Estate Ventures

Except for ownership interests in variable interest entities, we account for our investments in unconsolidated real estate ventures under the equity method of accounting because we exercise significant influence over, but do not control, these entities. These investments are recorded initially at cost, as investments in unconsolidated real estate ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated real estate ventures over the life of the related asset. Under the equity method of accounting, our net equity is reflected within the Consolidated Balance Sheets, and our share of net income or loss from the joint ventures is included within the Consolidated Statements of Operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses; however, our recognition of joint venture income or loss generally follows the joint venture's distribution priorities, which may change upon the achievement of certain investment return thresholds. For ownership interests in variable interest entities, we consolidate those in which we are the primary beneficiary.

Recognition of Rental Income

Rental income for commercial property leases is recognized on a straight-line basis over the respective lease terms. In accordance with ASC Topic 805 "Business Combinations", we recognize rental revenue of acquired in-place "above-market" and "below-market" leases at their fair values over the terms of the respective leases. On our Consolidated Balance Sheets, we include as a receivable the excess of rental income recognized over rental payments actually received pursuant to the terms of the individual commercial lease agreements.

Reimbursements of operating costs, as allowed under most of our commercial tenant leases, consist of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, and are recognized as revenue in the period in which the recoverable expenses are incurred. We record these reimbursements on a "gross" basis, since we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have the credit risk with respect to paying the supplier.

Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less. For hotel properties, revenues for room sales and guest services are recognized as rooms are occupied and services are rendered. An allowance for doubtful accounts is recorded for all past due rents and operating expense reimbursements considered to be uncollectible.

Revenue Recognition on the Sale of Real Estate

Sales and the associated gains or losses of real estate are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment – Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, we defer some or all of the gain recognition and account for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Non-performing Notes Receivable

We consider a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments in accordance with the terms of the agreement.

Interest Recognition on Notes Receivable

We record interest income as earned in accordance with the terms of the related loan agreements. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent that cash was received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we are recording interest as earned.

Allowance for Estimated Losses

We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the partnership's real estate that represents the primary source of loan repayment. See Note 3 "Notes and Interest Receivable" for details on our notes receivable.

Fair Value of Financial Instruments

We apply the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1 — Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.

Level 2 — Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Unobservable inputs that are significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Related parties

We apply ASC Topic 805, "Business Combinations", to evaluate business relationships. Related parties are persons or entities who have one or more of the following characteristics, which include entities for which investments in their equity securities would be required, trust for the benefit of persons including principal owners of the entities and members of their immediate families, management personnel of the entity and members of their immediate families and other parties with which the entity may deal if one party controls or can significantly influence the decision making of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests, or affiliates of the entity.

Results of Operations

The discussion of our results of operations is based on management's review of operations, which is based on our segments. Our segments consist of apartments, commercial buildings, hotels, land and other. For discussion purposes, we break these segments down into the following sub-categories; same property portfolio, acquired properties, and developed properties in the lease-up phase. The same property portfolio consists of properties that were held by us for the entire period for both years being compared. The acquired property portfolio consists of properties that we acquired but have not held for the entire period for both periods being compared. Developed properties in the lease-up phase consist of completed projects that are being leased-up. As we complete each phase of the project, we lease-up that phase and include those revenues in our continued operations. Once a developed property becomes leased-up (80% or more) and is held the entire period for both years under comparison, it is considered to be included in the same property portfolio. Income producing properties that we have sold during the year are reclassified to discontinuing operations for all periods presented.

The following discussion is based on our Consolidated Statements of Operations for the twelve months ended December 31, 2012, 2011, and 2010 as included in Part II, Item 8. "Consolidated Financial Statements and Supplementary Data". The prior year's property portfolios have been adjusted for subsequent sales. Continued operations relates to income producing properties that were held during those years as adjusted for sales in the subsequent years.

At December 31, 2012, 2011, and 2010, we owned or had interests in a portfolio of 62, 68, and 82 income producing properties, respectively. For discussion purposes, we broke this out between continued operations and discontinued operations. The total property portfolio represents all income-producing properties held as of December 31 for the year end presented. Sales subsequent to year end represent properties that were held as of year end for the years presented, but sold in the next year. Continuing operations represents all properties that have not been reclassed to discontinued operations as of December 31, 2012 for the year presented. The table below shows the number of income producing properties held by year.

	2012	2011	2010
Continued operations	61	61	55
Sales subsequent to year end	1	7	27
Total property portfolio	62	68	82

Comparison of the year ended December 31, 2012 to the same period ended December 31, 2011:

For the twelve months ended December 31, 2012, we reported a net loss applicable to common shares of $8.0 million or $0.70 per diluted earnings per share, as compared to a net loss applicable to common shares of $2.2 million or $0.19 per diluted earnings per share for the same period ended 2011. The current year net loss applicable to common shares of $8.0 million includes gain on land sales of $5.5 million, $4.7 million of provisions on the impairment of notes receivable and real estate assets, and net income from discontinued operations of $4.6 million, as compared to the prior year net loss applicable to common shares of $2.2 million, which includes gain on land sales of $34.2 million, $44.4 million of provisions on the impairment of notes receivable and real estate assets, and net income from discontinued operations of $29.1 million.

Revenues

Rental and other property revenues were $119.5 million for the twelve months ended December 31, 2012. This represents an increase of $11.0 million as compared to the prior year revenues of $108.5 million. This change, by segment, is an increase in the apartment portfolio of $9.0 million, an increase in the commercial portfolio of $2.5 million, offset by a decrease in the land portfolio of $0.5 million. Within the apartment portfolio, there was an increase of $6.1 million in the newly constructed residential apartment portfolio and an increase of $2.9 million in the same property portfolio. Our residential apartment portfolio continues to thrive in the current economic conditions with occupancies averaging over 95%. Our existing commercial portfolio increased by $2.5 million in the same store properties due to a lease termination fee from a settlement agreement with a commercial tenant. We have directed our efforts to apartment development and put some additional land projects on hold until the economic conditions turn around. We are continuing to market our properties aggressively to attract new tenants and strive for continuous improvement of our properties in order to maintain our existing tenants.

Expenses

Depreciation expense was $21.6 million for the twelve months ended December 31, 2012. This represents an increase of $2.9 million as compared to the prior year depreciation expense of $18.7 million. This change, by segment, is an increase in our apartment portfolio of $1.4 million and an increase in the commercial portfolio of $1.6 million, offset by a decrease in our other portfolio of $0.1 million. Within the apartment portfolio, the same properties increased by $0.4 million and the developed properties increased by $1.0 million as the buildings became substantially complete and depreciation began. The decrease in the commercial portfolio of $1.6 million was attributable to the same properties.

General and administrative expenses were $6.4 million for the twelve months ended December 31, 2012. This represents a decrease of $7.2 million as compared to the prior year expense of $13.6 million. The majority of the reduction is related to land and corporate expenses as professional services decreased by $4.0 million and cost reimbursements to our Advisor decreased by $0.9 million.

The current year provision for impairment of notes receivable, investment in real estate partnerships, and real estate assets was $4.7 million. This was a decrease of $39.7 million as compared to the prior year expense of $44.4 million. In the current year, impairment was recorded as an additional loss in the commercial and land portfolios. In our commercial portfolio, an impairment reserve of $2.4 million was taken in response to a deficiency agreement with the existing lender. The agreed upon deficiency, in the event the lender takes possession of the property, was the basis upon which fair value was calculated and an impairment reserve was taken for the difference in basis over fair value. The remaining $2.3 million in impairment reserves were related to our land holdings. A current year sale of adjacent land determined the fair value on a Waco, Texas land holding that resulted in an impairment reserve of $1.2 million, a comparable sale determined the fair value of a Florida land holding that resulted in an impairment reserve of $0.5 million and a recent appraisal determined the fair value of an Arkansas land holding that resulted in an impairment reserve of $0.6 million. In the prior period, impairment was recorded as an additional loss in the investment portfolio of $5.2 million in the apartment properties we currently hold, $2.0 million in commercial properties we currently hold, $2.4 million in land parcels we currently hold, $24.4 million in land that was sold subsequent to the prior period, $0.4 million in impairment on our investments in joint ventures and a $10.0 million reserve related to the assets held by American Realty Trust, Inc. at December 31, 2011. Of the impairment reserves taken in the prior period, $20.0 million was related to the land holdings that were part of an overall strategic debt restructuring plan resulting in the disposal of the land for less than the market value, $10.0 million was related to a seller financed note whose recovery is questionable, $8.8 million was related to a third party sales contract that was executed during the prior period for less than the carrying value, $5.2 million was related to the underperformance of property using a valuation analysis based upon a multiple of earnings and $0.4 million was related to various investment in joint ventures that had were determined to have a questionable recovery of our investment.

Advisory fees were $10.2 million for the twelve months ended December 31, 2012. This represents a decrease of $3.0 million as compared to the prior period Advisory fees of $13.2 million. This decrease is due to the sales of land and income-producing properties in the current period.

Other income (expense)

Other income was $8.0 million for the twelve months ended December 31, 2012. This represents an increase of $5.3 million as compared to the prior year income of $2.7 million. The majority of the increase relates to the development agreement between UHF and TCI for consulting services related to the development of apartment projects.

Interest income was $14.6 million for the twelve months ended December 31, 2012. This represents an increase of $3.7 million as compared to the prior year income of $10.9 million. The majority of the increase is due to the cash received on the cash flow notes from UHF. The residential apartments have generated more surplus cash in the current period, than in the prior period, resulting in a larger recognition of previously unrecognized interest income. Prior to January 1, 2012, accrued interest was recognized to the extent cash was received. Any payments received above the current interest accruals are applied to any previously unrecognized interest before applying to the unpaid principal balance of the notes.

Gain on land sales decreased for the twelve months ended December 31, 2012 as compared to the prior period. In the current period, we sold 705.84 acres of land in 20 separate transactions for an aggregate sales price of $40.3 million, and recorded a gain of $5.5 million. The average sales price was $57,163 per acre. In the prior year, we sold 7,821.97 acres of land in 46 separate transactions for an aggregate sales price of $249.5 million and recorded a gain of $34.2 million. The average sales price was $31,896.

Discontinued Operations

Discontinued operations relates to properties that were either sold or held for sale as of the year ended December 31, 2012. Included in discontinued operations are a total of six and 26 income-producing properties as of 2012 and 2011, respectively, and one held for sale as of 2012. In 2012, we sold two apartment complexes (Portofino, Wildflower Villas), three commercial properties (305 Baronne, Clarke Garage and Dunes Plaza), one hotel (Comfort Inn), and one apartment complex held for sale (Verandas at City View). In 2011, we sold two apartment complexes (Spyglass, Westwood), 12 commercial properties (Addison Hanger I, Addison Hanger II, Alpenloan, Cooley Building, Fenton Center, One Hickory, Parkway North, Signature, Teleport Blvd, Two Hickory, Westgrove Air Plaza, Willowbrook Village), four hotels (Piccadilly Airport, Piccadilly Chateau, Piccadilly Shaw, Piccadilly University), 13 acres of land with a storage warehouse (Eagle Crest), and one trade show and exhibit hall (Denver Merchandise Mart). In addition, we recognized the deferred gains on the sales of two apartment complexes (Bridges on Kinsey, Longfellow Arms), and four commercial properties (2010 Valley View, Cullman Shopping Center, Kmart Cary and Parkway Centre) that were sold in prior years in accordance with the requirements per ASC Topic 360-20 "Property, Plant, and Equipment—Real Estate Sales". The operations related to these properties sold are reclassed to prior years discontinued operations. The gains on sale of the properties sold were also included in discontinued operations for those years as shown in the table below (dollars in thousands):

	For the Year Ended December 31, 2012	2011
Revenue		
Rental	$ 5,916	$ 34,869
	5,916	34,869
Expenses		
Property operations	(3,930)	(23,081)
Mortgage and loan interest	(1,449)	(10,627)
General and administrative	(1,406)	(2,084)
Depreciation	(948)	(5,553)
Provision for asset impairment	-	(5,655)
	$ (7,733)	$ (47,000)
Net loss from discontinued operations before gains on sale of real estate, taxes, and fees	(1,817)	(12,131)
Gain on sale of discontinued operations	8,885	56,907
Income from discontinued operations before tax	7,068	44,776
Tax expense	(2,474)	(15,672)
Income from discontinued operations	$ 4,594	$ 29,104

Comparison of the year ended December 31, 2011 to the same period ended December 31, 2010:

For the twelve months ended December 31, 2011, we reported a net loss applicable to common shares of $2.2 million or $0.19 per diluted earnings per share, as compared to a net loss applicable to common shares of $97.2 million or $8.48 per diluted earnings per share for the same period ended 2010. The 2011 net loss applicable to common shares of $2.2 million includes gain on land sales of $34.2 million, $44.4 million of provisions on the impairment of notes receivable and real estate assets, and net income from discontinued operations of $29.1 million, as compared to the same period ended 2010 net loss applicable to common shares of $97.2 million, which includes a loss on land sales of $10.1 million, $51.6 million of provisions on the impairment of notes receivable and real estate assets, and net income from discontinued operations of $1.9 million.

Revenues

Rental and other property revenues were $108.5 million for the twelve months ended December 31, 2011. This represents an increase of $2.0 million as compared to the prior year revenues of $106.5 million. This change, by segment, is an increase in the apartment portfolio of $7.5 million and an increase in the land portfolio of $0.2 million, offset by a decrease in the commercial portfolio of $5.7 million. Within the apartment portfolio, there was an increase of $4.8 million in the developed properties in the lease-up phase and an increase of $2.7 million in the same property portfolio. Our apartment portfolio continues to thrive in the current economic conditions with occupancies averaging 95%. Within the commercial portfolio the same properties decreased by $5.7 million due to an increase in vacancy, which we attribute to the current state of the economy. We have directed our efforts to apartment development and put some additional land projects on hold until the economic conditions turn around. We are continuing to market our properties aggressively to attract new tenants and strive for continuous improvement of our properties in order to maintain our existing tenants.

Expenses

Depreciation expense was $18.7 million for the twelve months ended December 31, 2011. This represents a decrease of $1.7 million as compared to the prior year expense of $20.4 million. This change, by segment, is an increase in the apartment portfolio of $0.6 million, an increase in our other portfolio of $0.2 million, offset by decrease in the commercial portfolio of $2.5 million. The increase within our apartment portfolio was due to an increase of $0.6 million in the same properties and an increase of $1.2 million in the developed properties as the buildings became substantially complete and depreciation began. The decrease of $2.5 million in the commercial portfolio was attributable to the same properties.

General and administrative expenses were $13.6 million for the twelve months ended December 31, 2011. This represents an increase of $1.1 million as compared to the prior year expense of $12.5 million due to an increase in administrative expenses and professional services.

The provision on impairment of notes receivable, investment in real estate partnerships, and real estate assets was $44.4 million for the twelve months ended December 31, 2011. This is a decrease of $7.2 million as compared to $51.6 million for the same period ending 2010. In 2011, impairment was recorded as an additional loss in the investment portfolio of $5.2 million in the apartment properties we currently hold, $2.0 million in commercial properties we currently hold, $2.4 million in land parcels we currently hold, $24.4 million in land that was sold subsequent to the prior period, $0.4 million in impairment on our investments in joint ventures and a $10.0 million reserve related to the assets held by American Realty Trust, Inc. at December 31, 2011. Of the impairment reserves taken for the twelve months ended December 31, 2011, $20.0 million was related to the land holdings that were part of an overall strategic debt restructuring plan resulting in the disposal of the land for less than the market value, $10.0 million was related to a seller financed note whose recovery is questionable, $8.8 million was related to a third party sales contract that was executed during the prior period for less than the carrying value, $5.2 million was related to the underperformance of property using a valuation analysis based upon a multiple of earnings and $0.4 million was related to various investment in joint ventures that had were determined to have a questionable recovery of our investment. In 2010, impairment was recorded as an additional loss in the investment portfolio of $21.0 million for a land development project we currently hold due to an appraisal value lower than the carrying value, a $4.0 million increase in impairment on notes receivable due to questionable recovery and the remainder was additional loss in the investment portfolio in land we sold during 2011 or subsequent to year end as part of an overall strategic debt restructuring plan resulting in the disposal of the land for less than the market value.

Advisory fees were $13.2 million for the twelve months ended December 31, 2011. This represents a decrease of $2.6 million as compared to the prior period Advisory fees of $15.8 million. This decrease is due to sales of land and income-producing properties in 2011.

Other income (expense)

Other income was $2.7 million for the twelve months ended December 31, 2011. This represents a decrease of $6.1 million as compared to the prior year income of $8.8 million. The decrease was due to revenue received in the prior year for incentive fee from Regis I.

Interest income was $10.9 million for the twelve months ended December 31, 2011. This represents an increase of $2.5 million as compared to the prior year income of $8.4 million. This change was due to the receipt of interest payments due on our Unified Housing surplus cash flow notes. Prior to January 1, 2012 interest income was recognized to the extent interest payments were received. The Company received more interest payments in 2011 than in the prior year.

Mortgage and loan interest expense was $59.2 million for the twelve months ended December 31, 2011. This represents a decrease of $5.8 million as compared to the prior year expense of $65.0 million. This change, by segment, is a decrease in the apartment portfolio of $1.3 million, a decrease in the commercial portfolio of $0.2 million, a decrease in the land portfolio of $2.7 million, and a decrease in the other portfolio of $1.6 million. Within the apartment portfolio, the same apartment portfolio decreased $3.9 million due to lower refinance rates and the developed properties increased $2.6 million due to the newly constructed residential apartments. Once an apartment building is substantially complete, the interest expense is no longer capitalized. The land portfolio decrease was due to land sales.

Gain on land sales increased for the twelve months ended December 31, 2011 as compared to the prior period. In 2011, we sold 7,821.97 acres of land in 46 separate transactions for an aggregate sales price of $249.5 million and recorded a gain of $34.2 million. The average sales prices was $31,896 per acre. In 2010, we sold 1,243.88 acres of land in 17 separate transactions for an aggregate sales price of $31.0 million and recorded a loss of $10.1 million. The average sales price was $20,701 per acre.

Discontinued Operations

Discontinued operations relates to properties that were either sold or held for sale. Included in discontinued operations are a total of 26 and 37 properties as of 2011 and 2010, respectively, and one held for sale as of 2012. The prior periods discontinued operations have been adjusted to reflect properties held during those years that were subsequently sold or held for sale as of December 31, 2012. In 2011, we sold two apartment complexes (Spyglass, Westwood), 12 commercial properties (Addison Hanger I, Addison Hanger II, Alpenloan, Cooley Building, Fenton Center, One Hickory, Parkway North, Signature, Teleport Blvd, Two Hickory, Westgrove Air Plaza, Willowbrook Village), four hotels (Piccadilly Airport, Piccadilly Chateau, Piccadilly Shaw, Piccadilly University), 13 acres of land with a storage warehouse (Eagle Crest), and one trade show and exhibit hall (Denver Merchandise Mart). In 2010, we sold nine apartment complexes (Baywalk, Chateau, Foxwood, Island Bay, Kingsland Ranch, Longfellow Arms, Marina Landing, Mason Park and Villager), one commercial building (217 Rampart), and transferred our limited partnership interest in a consolidated entity that owned an apartment complex (Quail Oaks). In addition, we recognized the deferred gains on the sales of seven apartment complexes (Bridges on Kinsey, Limestone Canyon, Limestone Ranch, Longfellow Arms, Sendero Ridge, Tivoli and Villager) and four commercial properties (2010 Valley View, Cullman Shopping Center, Kmart Cary and Parkway Centre) that were sold in prior years in accordance with the requirements per ASC Topic 360-20 "Property, Plant, and Equipment—Real Estate Sales". The operations related to these properties sold are reclassed to prior years discontinued operations. The gains on sale of the properties sold are also included in discontinued operations for those years as shown in the table below (dollars in thousands):

	For the Year Ended December 31,	
	2011	2010
Revenue		
Rental	$ 34,869	$ 61,930
	34,869	61,930
Expenses		
Property operations	(23,081)	(40,440)
Other income	-	4,067
Mortgage and loan Interest	(10,627)	(21,420)
General and administrative	(2,084)	(693)
Depreciation	(5,553)	(10,072)
Provision for asset impairment	(5,655)	(9,723)
	$ (47,000)	$ (78,281)
Net loss from discontinued operations before gains on sale of real estate, taxes, and fees	(12,131)	(16,351)
Gain on sale of discontinued operations	56,907	19,306
Income from discontinued operations before tax	44,776	2,955
Tax expense	(15,672)	(1,034)
Income from discontinued operations	$ 29,104	$ 1,921

Liquidity and Capital Resources

General

Our principal liquidity needs are:

- fund normal recurring expenses;
- meet debt service and principal repayment obligations including balloon payments on maturing debt;
- fund capital expenditures, including tenant improvements and leasing costs;
- fund development costs not covered under construction loans; and
- fund possible property acquisitions.

Our principal sources of cash have been and will continue to be:

- property operations;
- proceeds from land and income-producing property sales;
- collection of mortgage notes receivable;
- collections of receivables from related companies;
- refinancing of existing debt and additional borrowings; and
- additional borrowings, including mortgage notes payable, and lines of credit.

It is important to realize that the current status of the banking industry has had a significant effect on our industry. The banks' willingness and/or ability to originate loans affects our ability to buy and sell property, and refinance existing debt. We are unable to foresee the extent and length of this down-turn. A continued and extended decline could materially impact our cash flows. We draw on multiple financing sources to fund our long-term capital needs. We generally fund our development projects with construction loans, which are converted to traditional mortgages upon completion of the project.

We may also issue additional equity securities, including common stock and preferred stock. Management anticipates that our cash at December 31, 2012, along with cash that will be generated in 2013 from property operations, may not be sufficient to meet all of our cash requirements. Management intends to selectively sell land and income producing assets, refinance or extend real estate debt and seek additional borrowings secured by real estate to meet its liquidity requirements. Although the past cannot predict the future, historically, management has been successful at refinancing and extending a portion of the Company's current maturity obligations and selling assets as necessary to meet current obligations.

Management reviews the carrying values of ARL's properties and mortgage notes receivable at least annually and whenever events or a change in circumstances indicate that impairment may exist. Impairment is considered to exist if, in the case of a property, the future cash flow from the property (undiscounted and without interest) is less than the carrying amount of the property. For notes receivable, impairment is considered to exist if it is probable that all amounts due under the terms of the note will not be collected. If impairment is found to exist, a provision for loss is recorded by a charge against earnings to the extent that the investment in the note exceeds management's estimate of the fair value of the collateral securing such note. The mortgage note receivable review includes an evaluation of the collateral property securing each note. The property review generally includes: (1) selective property inspections, (2) a review of the property's current rents compared to market rents, (3) a review of the property's expenses, (4) a review of maintenance requirements, (5) a review of the property's cash flow, (6) discussions with the manager of the property, and (7) a review of properties in the surrounding area.

Cash flow summary

The following summary discussion of our cash flows is based on the Consolidated Statements of Cash Flows in Part II, Item 8. "Consolidated Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below (dollars in thousands).

	2012	2011	Variance
Net cash provided by (used in) operating activities	$ (23,111)	$ 23,555	$ (46,666)
Net cash provided by investing activities	$ 73,824	$ 4,125	$ 69,699
Net cash used in financing activities	$ (53,884)	$ (20,015)	$ (33,869)

The primary use of cash for operations is daily operating costs, general and administrative expenses, advisory fees, and land holding costs. Our primary source of cash from operating activities is from rental income on properties. We used significantly more cash to pay down accrued interest and other liabilities than in the prior period.

Our primary cash outlays for investing activities are for construction and development, acquisition of land and income producing properties, and capital improvements to existing properties. Our primary sources of cash from investing activities are from the proceeds on the sale of land and income-producing properties. During the current period, there was an increase in net cash provided by investing activities than in the prior period, mainly due to the increase in proceeds from and origination of notes receivable, proceeds from sales of income-producing properties and land and a decrease in the amount of cash used to develop new properties.

Our primary sources of cash from financing activities are from proceeds on notes payables. Our primary cash outlays are for recurring debt payments and payments on maturing notes payable. Proceeds from notes payable associated with the new loans and refinancing provided $143.4 million. We used $23.0 million to make recurring note payments and $167.8 million for maturing notes, including payoffs required on sold properties.

Equity Investments.

ARL has from time to time purchased shares of IOT and TCI. The Company may purchase additional equity securities of IOT and TCI through open market and negotiated transactions to the extent ARL's liquidity permits.

Equity securities of TCI held by ARL (and of IOT held by TCI) may be deemed "restricted securities" under Rule 144 of the Securities Act of 1933 ("Securities Act"). Accordingly, ARL may be unable to sell such equity securities other than in a registered public offering or pursuant to an exemption under the Securities Act for a one-year period after they are acquired. Such restrictions may reduce ARL's ability to realize the full fair value of such investments if ARL attempted to dispose of such securities in a short period of time.

Contractual Obligations

We have contractual obligations and commitments primarily with regards to the payment of mortgages. The following table aggregates our expected contractual obligations and commitments and includes items not accrued, per Generally Accepted Accounting Principles, through the term of the obligation such as interest expense and operating leases. Our aggregate obligations subsequent to December 31, 2012 are shown in the table below (dollars in thousands):

	Total	2013	2014	2015-2017	Thereafter
Long-term debt obligation[1]	$ 1,401,150	$ 238,645	$ 102,544	$ 172,643	$ 887,318
Capital lease obligation	-	-	-	-	-
Operating lease obligation	37,709	578	585	1,796	34,750
Purchase obligation	-	-	-	-	-
Other long-term debt liabilities reflected on the Registrant's Balance Sheet under GAAP	-	-	-	-	-
Total	$ 1,438,859	$ 239,223	$ 103,129	$ 174,439	$ 922,068

(1) ARL's long-term debt may contain financial covenants that, if certain thresholds are not met, could allow the lender to accelerate principal payments or cause the note to become due immediately.

Environmental Matters

Under various federal, state and local environmental laws, ordinances and regulations, ARL may be potentially liable for removal or remediation costs, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery for personal injury associated with such materials.

Management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on ARL's business, assets or results of operations.

Inflation

The effects of inflation on ARL's operations are not quantifiable. Revenues from property operations tend to fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect the sales values of properties and the ultimate gains to be realized from property sales. To the extent that inflation affects interest rates, earnings from short-term investments and the cost of new financings as well as the cost of variable interest rate debt will be affected.

ITEM 7A. ***QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.***

ARL's primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates and maturing debt that has to be refinanced. ARL's future operations, cash flow and fair values of financial instruments are also partially dependent on the then existing market interest rates and market equity prices.

As of December 31, 2012, our $861.3 million debt portfolio consisted of approximately $718.7 million of fixed-rate debt and approximately $142.6 million of variable-rate debt with interest rates ranging from 2.0% to 12.5%. Our overall weighted average interest rate at December 31, 2012 and 2011 was 5.09% and 6.39%, respectively.

ARL's interest rate sensitivity position is managed by the capital markets department. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. ARL's earnings are affected as changes in short-term interest rates affect its cost of variable-rate debt and maturing fixed-rate debt.

If market interest rates for variable-rate debt average 100 basis points more in 2013 than they did during 2012, ARL's interest expense would increase and net income would decrease by $1.4 million. This amount is determined by considering the impact of hypothetical interest rates on ARL's borrowing cost. The analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in ARL's financial structure.

The following table contains only those exposures that existed at December 31, 2012. Anticipation of exposures of risk on positions that could possibly arise was not considered. ARL's ultimate interest rate risk and its effect on operations will depend on future capital market exposures, which cannot be anticipated with a probable assurance level (dollars are in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Assets							
Market securities at fair value							$ -
Note Receivable							
Variable interest rate - fair value							$ -
Instrument's maturities	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Instrument's amortization	-	-	-	-	-	-	-
Interest	-	-	-	-	-	-	-
Average Rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
Fixed interest rate - fair value							119,290
Instrument's maturities	13,247	-	272	20,387	13,297	72,087	119,290
Instrument's amortization	-	-	-	-	-	-	-
Interest	5,980	5,226	5,223	10,049	8,851	86,035	121,364
Average Rate	5.01%	4.93%	4.93%	9.50%	11.74%	11.93%	

Notes Payable	2013	2014	2015	2016	2017	Thereafter	Total
Variable interest rate - fair value							$ 142,610
Instrument's maturities	$ 132,807	$ 2,720	$ 223	$ 364	$ -	$ 3,983	$ 140,097
Instrument's amortization	1,190	488	383	184	114	154	2,513
Interest	1,683	508	333	298	284	343	3,449
Average Rate	5.37%	5.86%	6.60%	6.69%	6.75%	1.84%	
Fixed interest rate - fair value							$ 718,712
Instrument's maturities	$ 59,001	$ 58,155	$ 19,181	$ 58,215	$ 256	$ 10,793	$ 205,601
Instrument's amortization	11,007	10,553	9,282	7,254	7,068	467,949	513,113
Interest	32,957	30,120	26,715	21,549	20,940	404,097	536,378
Average Rate	5.34%	6.01%	6.22%	4.69%	4.67%	4.62%	

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

All other schedules are omitted because they are not required, are not applicable, or the information required is included in the Consolidated Financial Statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and
Stockholders of American Realty Investors, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of American Realty Investors, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows each for each of the years in the three-year period ended December 31, 2012. American Realty Investors, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 17, American Realty Investors, Inc.'s management intends to sell land and income producing properties and refinance or extend debt secured by real estate to meet the Company's liquidity needs.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Realty Investors, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. Schedules III and IV are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

Farmer, Fuqua & Huff, PC

Richardson, Texas
March 29, 2013

AMERICAN REALTY INVESTORS, INC.
CONSOLIDATED BALANCE SHEETS

		December 31, 2012		December 31, 2011
	(dollars in thousands, except share and par value amounts)			
Assets				
Real estate, at cost	$	1,031,632	$	1,120,122
Real estate held for sale at cost, net of depreciation ($4,393 for 2012 and $1,752 for 2011)		17,040		15,015
Real estate subject to sales contracts at cost, net of depreciation ($15,948 for 2012 and $9,790 for 2011)		42,286		49,982
Less accumulated depreciation		(160,525)		(158,489)
Total real estate		930,433		1,026,630
Notes and interest receivable				
Performing (including $114,275 in 2012 and $104,969 in 2011 from related parties)		120,998		110,136
Non-performing		4,175		4,787
Less allowance for estimated losses (including $18,962 and $8,962 in 2012 and 2011 from related parties)		(21,704)		(13,383)
Total notes and interest receivable		103,469		101,540
Cash and cash equivalents		17,141		20,312
Investments in unconsolidated subsidiaries and investees		8,168		10,746
Other assets (including $0 in 2012 and $11 in 2011 from related parties)		76,134		76,243
Total assets	$	1,135,345	$	1,235,471
Liabilities and Shareholders' Equity				
Liabilities:				
Notes and interest payable	$	766,101	$	855,619
Notes related to assets held for sale		18,915		13,830
Notes related to assets subject to sales contracts		55,976		44,516
Stock-secured notes payable		28,865		26,898
Payable to related parties		10,922		10,294
Deferred revenue (including $71,303 in 2012 and $71,964 in 2011 from sales to related parties)		73,148		78,750
Accounts payable and other liabilities (including $15,746 in 2012 and $10,805 in 2011 to related parties)		96,314		110,307
		1,050,241		1,140,214
Shareholders' equity:				
Preferred stock, $2.00 par value, authorized 15,000,000 shares, issued and outstanding Series A, 3,353,954 shares in 2012 and 2011 (liquidation preference $10 per share), including 900,000 shares in 2012 and 2011 held by subsidiaries		4,908		4,908
Common stock, $.01 par value, authorized 100,000,000 shares; issued 11,941,174 and outstanding 11,525,389 shares in 2012 and in 2011		115		115
Treasury stock at cost; 415,785 shares in 2012 and 2011 and 229,214 and 236,587 shares held by TCI (consolidated) as of 2012 and 2011		(6,395)		(6,395)
Paid-in capital		105,700		105,388
Retained earnings		(53,071)		(47,486)
Accumulated other comprehensive loss		(786)		(786)
Total American Realty Investors, Inc. shareholders' equity		50,471		55,744
Non-controlling interest		34,633		39,513
Total equity		85,104		95,257
Total liabilities and equity	$	1,135,345	$	1,235,471

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2012	2011	2010
	(dollars in thousands, except share and par value amounts)		
Revenues:			
Rental and other property revenues (including $587 and $223 and $955 for 2012 and 2011 and 2010 respectively from affiliates and related parties)	$ 119,521	$ 108,480	$ 106,505
Expenses:			
Property operating expenses (including $1,126 and $1,156 and $1,575 for 2012 and 2011 and 2010 respectively from affiliates and related parties)	59,397	58,904	58,768
Depreciation and amortization	21,617	18,703	20,400
General and administrative (including $3,539 and $4,264 and $4,517 for 2012 and 2011 and 2010 respectively from affiliates and related parties)	6,388	13,619	12,457
Provision on impairment of notes receivable and real estate assets	4,730	44,372	51,588
Advisory fee to affiliate	10,182	13,225	15,770
Total operating expenses	102,314	148,823	158,983
Operating income (loss)	17,207	(40,343)	(52,478)
Other income (expense):			
Interest income (including $14,182 and $9,641 and $7,363 for 2012 and 2011 and 2010 respectively from affiliates and related parties)	14,612	10,948	8,425
Other income (including $6,000 and $0 and $0 for 2012 and 2011 and 2010 respectively from affiliates and related parties)	7,950	2,723	8,726
Mortgage and loan interest (including $3,692 and $1,709 and $3,374 for 2012 and 2011 and 2010 respectively from affiliates and related parties)	(59,034)	(59,248)	(65,049)
Gain (loss) on the sale of investments	(361)	91	673
Earnings from unconsolidated subsidiaries and investees	372	79	(200)
Gain on foreign currency translation	-	-	222
Total other expenses	(36,461)	(45,407)	(47,203)
Loss before gain on land sales, non-controlling interest, and taxes	(19,254)	(85,750)	(99,681)
Gain (loss) on land sales	5,475	34,247	(10,103)
Loss from continuing operations before tax	(13,779)	(51,503)	(109,784)
Income tax benefit	2,474	15,672	1,668
Net loss from continuing operations	(11,305)	(35,831)	(108,116)
Discontinued operations:			
Loss from discontinued operations	(1,817)	(12,131)	(16,351)
Gain on sale of real estate from discontinued operations	8,885	56,907	19,306
Income tax expense from discontinued operations	(2,474)	(15,672)	(1,034)
Net income from discontinued operations	4,594	29,104	1,921
Net loss	(6,711)	(6,727)	(106,195)
Net loss attributable to non-controlling interests	1,126	7,017	11,448
Net income (loss) attributable to American Realty Investors, Inc.	(5,585)	290	(94,747)
Preferred dividend requirement	(2,452)	(2,456)	(2,488)
Net loss applicable to common shares	$ (8,037)	$ (2,166)	$ (97,235)
Earnings per share - basic			
Loss from continuing operations	$ (1.10)	$ (2.72)	$ (8.65)
Income from discontinued operations	0.40	2.53	0.17
Net loss applicable to common shares	$ (0.70)	$ (0.19)	$ (8.48)
Earnings per share - diluted			
Loss from continuing operations	$ (1.10)	$ (2.72)	$ (8.65)
Income from discontinued operations	0.40	2.53	0.17
Net loss applicable to common shares	$ (0.70)	$ (0.19)	$ (8.48)
Weighted average common share used in computing earnings per share	11,525,389	11,517,431	11,463,084
Weighted average common share used in computing diluted earnings per share	11,525,389	11,517,431	11,463,084
Amounts attributable to American Realty Investors, Inc.			
Loss from continuing operations	$ (10,179)	$ (28,814)	$ (96,668)
Income from discontinued operations	4,594	29,104	1,921
Net income (loss)	$ (5,585)	$ 290	$ (94,747)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Three Years Ended December 31, 2012
(dollars in thousands)

	Total Capital	Comprehensive Loss	Series A Preferred Stock	Common Stock Shares	Common Stock Amount	Treasury Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest
Balance, December 31, 2009	$ 211,349	$ (26,704)	$ 4,979	11,874,138	$ 114	$ (5,954)	$ 91,081	$ 46,971	$ 2,186	$ 71,972
Unrealized loss on foreign investments	(786)	-	-	-	-	-	-	-	(786)	-
Unrealized loss on investment securities	-	2,186	-	-	-	-	-	-	(2,186)	2,186
Net loss	(106,195)	(106,195)	-	-	-	-	-	(94,747)	-	(11,448)
Acquisition of non-controlling interest	5,657	-	-	-	-	-	21,799	-	-	(16,142)
Distribution to non-controlling interests	(1,259)	-	-	-	-	-	-	-	-	(1,259)
Sale of controlling interest	366	-	-	-	-	-	27	-	-	339
Repurchase of treasury stock	(379)	-	-	-	-	(379)	-	-	-	-
Series A preferred stock cash dividend ($1.00 per share)	(2,488)	-	-	-	-	-	(2,488)	-	-	-
Balance, December 31, 2010	$ 106,265	$ (130,713)	$ 4,979	11,874,138	$ 114	$ (6,333)	$ 110,419	$ (47,776)	$ (786)	$ 45,648
Net income (loss)	(6,727)	(6,727)	-	-	-	-	-	290	-	(7,017)
Acquisition of non-controlling interest	(195)	-	-	-	-	-	(145)	-	-	(50)
Distribution to non-controlling interests	(808)	-	-	-	-	-	(325)	-	-	(483)
Sale of controlling interest	(791)	-	-	-	-	-	(2,206)	-	-	1,415
Repurchase of treasury stock	(62)	-	-	-	-	(62)	-	-	-	-
Conversion of preferred stock into common stock	31	-	(71)	67,036	1	-	101	-	-	-
Series A preferred stock cash dividend ($1.00 per share)	(2,456)	-	-	-	-	-	(2,456)	-	-	-
Balance, December 31, 2011	$ 95,257	$ (137,440)	$ 4,908	11,941,174	$ 115	$ (6,395)	$ 105,388	$ (47,486)	$ (786)	$ 39,513
Net income (loss)	(6,711)	(6,711)	-	-	-	-	-	(5,585)	-	(1,126)
Acquisition of non-controlling interest	(523)	-	-	-	-	-	1,660	-	-	(2,183)
Distribution to non-controlling interests	(338)	-	-	-	-	-	(330)	-	-	(8)
Sale of controlling interest	1,339	-	-	-	-	-	-	-	-	1,339
Sale of non-controlling interests	(1,468)	-	-	-	-	-	1,434	-	-	(2,902)
Series A preferred stock cash dividend ($1.00 per share)	(2,452)	-	-	-	-	-	(2,452)	-	-	-
Balance, December 31, 2012	$ 85,104	$ (144,151)	$ 4,908	11,941,174	$ 115	$ (6,395)	$ 105,700	$ (53,071)	$ (786)	$ 34,633

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2012	2011	2010
	(dollars in thousands)		
Cash Flow From Operating Activities:			
Net loss	$ (6,711)	$ (6,727)	$ (106,195)
Adjustments to reconcile net loss applicable to common shares to net cash provided by (used in) operating activities:			
(Gain) loss on sale of land	(5,475)	(34,247)	10,103
Gain on sale of income producing properties	(8,885)	(56,907)	(19,306)
Depreciation and amortization	22,563	24,255	30,460
Provision on impairment of notes receivable and real estate assets	4,730	50,027	61,311
Amortization of deferred borrowing costs	2,478	2,816	4,187
Earnings from unconsolidated subsidiaries and investees	(372)	(79)	(200)
Gain on foreign currency translation	-	-	(222)
(Increase) decrease in assets:			
Accrued interest receivable	(6,117)	(8,663)	(2,440)
Other assets	(2,112)	181	6,375
Prepaid expense	(351)	2,321	437
Escrow	2,216	21,594	7,990
Earnest money	235	1,414	821
Rent receivables	(286)	7,253	(2,250)
Increase (decrease) in liabilities:			
Accrued interest payable	(8,467)	2,202	6,758
Affiliate payables	623	(1,924)	(8,355)
Other liabilities	(17,180)	20,039	3,387
Net cash provided by (used in) operating activities	(23,111)	23,555	(7,139)
Cash Flow From Investing Activities:			
Proceeds from notes receivables	16,055	18,621	20,847
Originations of notes receivables	(10,189)	(21,921)	(29,455)
Acquisition of land held for development	(8,503)	-	(4,937)
Proceeds from sales of income producing properties	42,874	38,883	119,733
Proceeds from sale of land	39,766	21,698	48,381
Proceeds from sale of investments	132	-	-
Investment in unconsolidated real estate entities	2,654	581	858
Improvement of land held for development	(184)	(2,995)	(4,929)
Improvement of income producing properties	(2,507)	(4,191)	(3,136)
Investment in marketable securities	-	-	(1,267)
Acquisition of non-controlling interest	(355)	(195)	-
Sale of non-controlling interest	(1,468)	-	22
Sale of controlling interest	1,339	961	-
Construction and development of new properties	(5,790)	(47,317)	(49,894)
Net cash provided by investing activities	73,824	4,125	96,223
Cash Flow From Financing Activities:			
Proceeds from notes payable	143,449	156,821	193,499
Recurring amortization of principal on notes payable	(23,022)	(19,052)	(12,629)
Payments on maturing notes payable	(167,771)	(155,893)	(252,595)
Deferred financing costs	(3,750)	(887)	(5,143)
Stock-secured borrowings	-	2,291	(328)
Distributions to non-controlling interests	(338)	(808)	(1,259)
Preferred stock dividends - Series A	(2,452)	(2,456)	(2,488)
Repurchase/sale of treasury stock	-	(62)	(379)
Issuance of common stock	-	30	-
Conversion of preferred stock into common stock	-	1	-
Net cash used in financing activities	(53,884)	(20,015)	(81,322)
Net increase (decrease) in cash and cash equivalents	(3,171)	7,665	7,762
Cash and cash equivalents, beginning of period	20,312	12,649	4,887
Cash and cash equivalents, end of period	$ 17,141	$ 20,314	$ 12,649
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 48,606	$ 62,609	$ 75,994
Cash paid for income taxes, net of refunds	$ -	$ -	$ (634)
Schedule of noncash investing and financing activities:			
Note receivable in exchange for reduction of affiliate payable	$ -	$ -	$ 16,778
Note receivable received from affiliate	$ 9,279	$ 20,387	$ -

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Three Years Ended December 31,

	2012	2011	2010
		(dollars in thousands)	
Net loss	$ (6,711)	$ (6,727)	$ (106,195)
Other comprehensive loss			
Unrealized loss on foreign currency translation		-	(786)
Unrealized loss on investment securities	-	-	-
Total other comprehensive loss	-	-	(786)
Comprehensive income (loss)	(6,711)	(6,727)	(106,981)
Comprehensive loss attributable to non-controlling interest	1,126	7,017	11,448
Comprehensive income (loss) attributable to American Realty Investors, Inc.	$ (5,585)	$ 290	$ (95,533)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of American Realty Investors, Inc. and consolidated entities have been prepared in conformity with accounting principles generally accepted in the United States of America, the most significant of which are described in Note 1. "Organization and Summary of Significant Accounting Policies." The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts.

Certain balances for 2010 and 2011 have been reclassified to conform to the 2012 presentation.

NOTE 1. *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

FASB Accounting Standards Codification. The Company presents its financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for the Company's financial statements issued subsequent to June 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, the company refers to the ASC Codification as the sole source of authoritative literature.

Organization and business. ARL was organized in 1999. In August 2000, the Company acquired American Realty Trust, Inc., a Georgia corporation ("ART") and National Realty L.P.; a Delaware limited partnership ("NRLP"). ART was the successor to a District of Columbia business trust organized in 1961. The business trust was merged into ART in 1988. NRLP was organized in 1987 and subsequently acquired all of the assets and assumed all of the liabilities of several public and private limited partnerships. NRLP also owned a portfolio of real estate and mortgage loan investments. ARL is a "C" corporation for U.S. federal income tax purposes.

The Company is headquartered in Dallas, Texas and its common stock trades on the New York Stock Exchange ("NYSE") under the symbol ("ARL"). Approximately 87.4% of ARL's stock is owned by related party entities. ARL subsidiaries own approximately 83.8% of the outstanding shares of common stock of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") whose common stock is traded on the New York Stock Exchange ("NYSE") under the symbol ("TCI"). ARL has consolidated TCI's accounts and operations since March 2003.

TCI, a subsidiary of ARL, owns approximately 81.1% of the common stock of Income Opportunity Realty Investors, Inc. ("IOT"). Effective July 17, 2009, IOT's financial results were consolidated with those of ARL and TCI and their subsidiaries. IOT's common stock is traded on the New York Stock Exchange Euronext ("NYSE MKT") under the symbol ("IOT").

ARL's Board of Directors represents the Company's shareholders and is responsible for directing the overall affairs of ARL and for setting the strategic policies that guide the Company. As of April 30, 2011, the Board of Directors delegated the day-to-day management of the Company to Pillar Income Asset Management, LLC, a Nevada limited liability company ("Pillar") under a written Advisory Agreement that is reviewed annually by ARL's Board of Directors. The directors of ARL are also directors of TCI and IOT. The Chairman of the Board of Directors of ARL also serves as the Chairman of the Board of Directors of TCI and IOT. The officers of ARL also serve as officers of TCI, IOT and Pillar.

Effective since April 30, 2011, Pillar, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust, became the Company's external Advisor and Cash Manager. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for the Company's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to TCI and IOT. As the contractual advisor, Pillar is compensated by ARL under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". ARL has no employees. Employees of Pillar render services to ARL in accordance with the terms of the Advisory Agreement. Prime Income Asset Management, LLC ("Prime") served as the Company's contractual Advisor prior to April 30, 2011.

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial and hotel properties, and provides brokerage services. Regis receives property management fees and leasing commissions in accordance with the terms of its property-level management agreement. Regis is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance – Property Management and Real Estate Brokerage". Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"). Regis Hotel I, LLC, managed the Company's hotel investments. ARL engages third-party companies to lease and manage its apartment properties.

The Company's subsidiary, TCI, has a development agreement with Unified Housing Foundation, Inc. ("UHF") a non-profit corporation that provides management services for the development of residential apartment projects in the future. The Company has also invested in surplus cash notes receivables from UHF and has sold several residential apartment properties to UHF in prior years. Due to this ongoing relationship and the significant investment in the performance of the collateral secured under the notes receivable, UHF has been determined to be a related party.

Our primary business is the acquisition, development and ownership of income-producing residential and commercial real estate properties. In addition, we opportunistically acquire land for future development in in-fill or high-growth suburban markets. From time to time and when we believe it appropriate to do so, we will also sell land and income-producing properties. We generate revenues by leasing apartment units to residents, and leasing office, industrial and retail space to various for-profit businesses as well as certain local, state and federal agencies, and renting hotel rooms to guests. We also generate revenues from gains on sales of income-producing properties and land. At December 31, 2012, we owned 48 residential apartment communities comprising of 8,873 units, 14 commercial properties comprising an aggregate of approximately 3.7 million square feet, an investment in 4,657 acres of undeveloped and partially developed land.

Basis of presentation. The accompanying Consolidated Financial Statements include our accounts, our subsidiaries, generally all of which are wholly-owned, and all entities in which we have a controlling interest. Arrangements that are not controlled through voting or similar rights are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", whereby we have determined that we are a primary beneficiary of the VIE and meet certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have voting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support and bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions.

For entities in which we have less than a controlling financial interest or entities where it is not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, our share of the net earnings or losses of these entities is included in consolidated net income. Our investment in Gruppa Florentina, LLC is accounted for under the equity method. Our investments in Garden Centura, L.P. and LK-Four Hickory, LLC were accounted for under the equity method until December 28, 2011and January 17, 2012, respectively, when the investments were sold.

Real estate, depreciation, and impairment. Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements—10-40 years; furniture, fixtures and equipment—5-10 years). We continually evaluate the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, "Property, Plant and Equipment," Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Any properties that are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation" are those in which we have not recognized the legal sale according to the guidance in ASC 360-20 due to various factors, disclosed in each sale transaction under Item 1 Significant Real Estate Acquisitions/Dispositions and Financing. Any sale transaction where the guidance reflects that a sale had not occurred, the asset involved in the transaction, including the debt and property operations, remained on the books of the Company. We continue to charge depreciation to expense as a period costs for the property until such time as the property has been classified as held for sale in accordance with guidance reflected in ASC 360-10-45 "Impairment or Disposal of Long-Lived Assets".

Real estate held for sale. We periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Company's board of directors and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held for sale are stated separately on the accompanying consolidated balance sheets. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. The operating results of real estate assets held for sale and sold are reported as discontinued operations in the accompanying statements of operations. Income from discontinued operations includes the revenues and expenses, including depreciation and interest expense, associated with the assets. This classification of operating results as discontinued operations applies retroactively for all periods presented. Additionally, gains and losses on assets designated as held for sale are classified as part of discontinued operations.

Cost Capitalization. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Costs directly related to planning, developing, initial leasing and constructing a property are capitalized and classified as Real Estate in the Consolidated Balance Sheets. Capitalized development costs include interest, property taxes, insurance, and other direct project costs incurred during the period of development.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 "Interest – Capitalization of Interest" and ASC Topic 970 "Real Estate - General". The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

We capitalize leasing costs which include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement and any internal costs that may be applicable. We allocate these costs to individual tenant leases and amortize them over the related lease term.

Fair value measurement. We apply the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1— Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.

Level 2— Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3— Unobservable inputs that are significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Related parties. We apply ASC Topic 805, "Business Combinations", to evaluate business relationships. Related parties are persons or entities who have one or more of the following characteristics, which include entities for which investments in their equity securities would be required, trust for the benefit of persons including principal owners of the entities and members of their immediate families, management personnel of the entity and members of their immediate families and other parties with which the entity may deal if one party controls or can significantly influence the decision making of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests, or affiliates of the entity.

Recognition of revenue. Our revenues, which are composed largely of rental income, include rents reported on a straight-line basis over the lease term. In accordance with ASC 805 "Business Combinations", we recognize rental revenue of acquired in-place "above-" and "below-market" leases at their fair values over the terms of the respective leases.

Reimbursements of operating costs, as allowed under most of our commercial tenant leases, consist of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, and are recognized as revenue in the period in which the recoverable expenses are incurred. We record these reimbursements on a "gross" basis, since we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have the credit risk with respect to paying the supplier.

Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less. For hotel properties, revenues for room sales and guest services are recognized as rooms are occupied and services are rendered. An allowance for doubtful accounts is recorded for all past due rents and operating expense reimbursements considered to be uncollectible.

Sales and the associated gains or losses of real estate assets are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment – Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, the Company defers some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Foreign currency translation. Foreign currency denominated assets and liabilities of subsidiaries with local functional currencies are translated to United States dollars at year-end exchange rates. The effects of translation are recorded in the cumulative translation component of shareholders' equity. Subsidiaries with a United States dollar functional currency re-measure monetary assets and liabilities at year-end exchange rates and non-monetary assets and liabilities at historical exchange rates. The effects of re-measurement are included in income. Exchange gains and losses arising from transactions denominated in foreign currencies are translated at average exchange rates.

Non-performing notes receivable. ARL considers a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments in accordance with the terms of the agreement.

Interest recognition on notes receivable. We record interest income as earned in accordance with the terms of the related loan agreements. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent that cash was received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we are recording interest as earned.

Allowance for estimated losses. We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the partnership's real estate that represents the primary source of loan repayment. See Note 3 for details on our Notes Receivable.

Cash equivalents. For purposes of the Consolidated Statements of Cash Flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Earnings per share. Income (loss) per share is presented in accordance with ASC 620 "Earnings per Share". Income (loss) per share is computed based upon the weighted average number of shares of common stock outstanding during each year.

Use of estimates. In the preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expense for the year ended. Actual results could differ from those estimates.

Income Taxes. ARL is a "C Corporation for U.S. federal income tax purposes. For tax periods ending before August 31, 2012, ARL filed an annual consolidated income tax return with TCI and IOT and their subsidiaries. ARL was the common parent for the consolidated group. After that date, ARL and the rest of the American Realty Investors, Inc. group joined the Realty Advisors Management, Inc. ("RAMI") consolidated group for tax purposes. The income tax expense (benefit) for the 2010 and 2011 tax periods in the accompanying financial statement was calculated under a tax sharing and compensating agreement between ARL, TCI and IOT. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by ARL, TCI, IOT and RAMI for the remainder of 2012. The agreement specifies the manner in which the group will share the consolidated tax liability and also how certain tax attributes are to be treated among members of the group.

Recent Accounting Pronouncements. There were no recent accounting pronouncements that our company has not implemented that materially affect our financial statements.

NOTE 2. ***REAL ESTATE***

A summary of our real estate owned as of the end of the year is listed below (dollars in thousands):

	2012	2011
Apartments	$ 611,404	$ 606,035
Commercial properties	225,958	223,443
Land held for development	194,270	221,954
Real estate held for sale	21,433	81,303
Real estate subject to sales contract	58,234	63,926
Total real estate, at cost, less impairment	1,111,299	1,196,661
Less accumulated deprecation	(180,866)	(170,031)
Total real estate, net of depreciation	$ 930,433	$ 1,026,630

Expenditures for repairs and maintenance are charged to operations as incurred. Significant betterments are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

Depreciation is computed on a straight line basis over the estimated useful lives of the assets as follows:

Land improvements	25 to 40 years
Buildings and improvements	10 to 40 years
Tenant improvements	Shorter of useful life or terms of related lease
Furniture, fixtures and equipment	3 to 7 years

Provision for Impairment Losses

The provision for impairment of notes receivable, investment in real estate partnerships, and real estate assets was $4.7 million for the period ended December 31, 2012. This was a decrease of $39.7 million as compared to the prior year expense of $44.4 million. In the current year, impairment was recorded as an additional loss in the commercial and land portfolios. In our commercial portfolio, an impairment reserve of $2.4 million was taken in response to a deficiency agreement with the existing lender. The agreed upon deficiency, in the event the lender takes possession of the property, was the basis upon which fair value was calculated and an impairment reserve was taken for the difference in basis over fair value. The remaining $2.3 million in impairment reserves were related to our land holdings. A current year sale of adjacent land determined the fair value on a Waco, Texas land holding that resulted in an impairment reserve of $1.2 million, a comparable sale determined the fair value of a Florida land holding that resulted in an impairment reserve of $0.5 million and a recent appraisal determined the fair value of an Arkansas land holding that resulted in an impairment reserve of $0.6 million.

In the prior period, impairment was recorded as an additional loss in the investment portfolio of $5.2 million in the apartment properties we currently hold, $2.0 million in commercial properties we currently hold, $2.4 million in land parcels we currently hold, $24.4 million in land that was sold subsequent to the prior period, $0.4 million in impairment on our investments in joint ventures and a $10.0 million reserve related to the assets held by American Realty Trust, Inc. at December 31, 2011. Of the impairment reserves taken in the prior period, $20.0 million was related to the land holdings that were part of an overall strategic debt restructuring plan resulting in the disposal of the land for less than the market value, $10.0 million was related to a seller financed note whose recovery is questionable, $8.8 million was related to a third party sales contract that was executed during the prior period for less than the carrying value, $5.2 million was related to the underperformance of property using a valuation analysis based upon a multiple of earnings and $0.4 million was related to various investment in joint ventures that had were determined to have a questionable recovery of our investment.

Fair Value Measurement

The Company applies the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. The Company is required to assess the fair value of its consolidated real estate assets with indicators of impairment. The value of impaired real estate assets is determined using widely accepted valuation techniques, including discounted cash flow analyses on the expected cash flow of each asset, as well as the income capitalization approach, which considers prevailing. market capitalization rates, analyses of recent comparable sales transactions, information from actual sales negotiations and bona fide purchase offers received from third parties. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting.

The fair value measurements used in these evaluations are considered to be Level 2 and 3 valuations within the fair value hierarchy in the accounting rules, as there are significant observable (Level 2) and unobservable inputs (Level 3). Examples of Level 2 inputs the Company utilizes in its fair value calculations are appraisals and bona fide purchase offers from third parties. Examples of Level 3 inputs the Company utilizes in its fair value calculations are discount rates, market capitalization rates, expected lease rental rates, timing of new leases, an estimate of future sales prices and comparable sales prices of similar assets, if available. All of the impairment charges outlined above were recorded in the statements of operations, either in continuing operations or discontinued operations.

December 31, 2012	Fair Value		Fair Value Measurements Using: Level 1		Level 2		Level 3	
Land	$	2,699	$	---	$	1,800	$	899
Commercial	$	9,660	$	---	$	9,660	$	---

Land with a carrying amount of $5,029,254 was written down to its fair value of $2,699,175 resulting in an impairment charge of $2,330,079 in 2012. Level 2 inputs used to determine the fair values above include bona fide purchase offers and third party appraisals. The Level 3 inputs used to determine the fair values above include comparable sales prices of similar assets.

A commercial building with a carrying amount of $12,060,247 was written down to its fair value of $9,660,247 resulting in an impairment charge of $2,400,000 in 2012. The method used to determine the fair value was agreement with lender as to value based on their evaluation of the property.

December 31, 2011	Fair Value		Fair Value Measurements Using: Level 1		Level 2		Level 3	
Land	$	55,806	$	---	$	55,806	$	---
Residential	$	30,539	$	---	$	---	$	30,539
Commercial	$	11,934	$	---	$	11,934	$	---

Land with a carrying amount of $86,696,927 was written down to its fair value of $55,806,297 resulting in an impairment charge of $30,890,630 in 2011. Level 2 observable inputs used to determine the fair value includes bona fide purchase offers and third party appraisals.

Residential properties with a carrying amount of $35,717,146 were written down to their fair value of $30,539,462 resulting in an impairment charge of $5,177,684 in 2011. Level 3 unobservable inputs were used to determine the fair value includes a valuation technique, the income capitalization approach, which considers prevailing market capitalization rates.

Commerical properties with a carrying amount of $20,427,936 were written down to their fair value of $11,933,620 resulting in an impairment charge of $8,494,316 in 2011. Level 2 observable inputs used to determine the fair value includes bona fide purchase offers.

December 31, 2010		Fair Value	Fair Value Measurements Using: Level 1		Level 2		Level 3
Hotel	$	14,735	$	---	$	14,735	$	---
Commercial	$	0	$	---	$	0	$	---
Land	$	68,709	$	---	$	68,709	$	---

Hotels with a carrying amount of $22,534,568 were written down to their fair value of $14,734,568 resulting in an impairment charge of $7,800,000 in 2010. Level 2 observable inputs used to determine the fair value includes bona fide purchase offers and third party appraisals.

A commercial property with a carrying amount of $1,092,838 was written down to its fair value of $0 resulting in an impairment charge of $1,092,838 in 2010. Level 2 observable inputs used to determine the fair value includes bona fide purchase offer.

Land with a carrying amount of $115,953,342 was written down to its fair value of $68,708,665 resulting in an impairment charge of $47,244,677 in 2010. Level 2 observable inputs used to determine the fair value includes bona fide purchase offer and third party appraisals.

The following is a brief description of the more significant property sales in 2012:

On January 3, 2012, TCI's 82.2 acres of land known as Denton Coonrod land located in Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on March 23, 2011, to Cross County National Associates, LP, a related party, for a sales price of $1.8 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 3, 2012 at a sales price equal to the existing mortgage of $0.8 million, that was considered paid in full when ownership transferred to the existing lender. TCI recorded a gain on sale of $0.04 million on the land parcel sale.

On January 17, 2012, we sold 100% of our stock in American Realty Trust, Inc., to One Realco Corporation, a related party, for a sales price of $10.0 million. We provided $10.0 million in seller-financing with a five-year note receivable. The note accrues interest at 3.00% and is payable at maturity on January 17, 2017. The note is fully reserved by the Company. Subsequent to the sale, ART filed for Chapter 11 bankruptcy protection.

On February 2, 2012, TCI and its subsidiary, 1340 Poydras, LLC, executed a guarantor settlement and consent agreement with the lender for the Amoco building, Petra CRE CDO 2007-1, Ltd ("Petra") to transfer ownership of the Amoco building to a new entity, 1340 Owner, LLC, which is affiliated with the existing lender, Petra. Petra and its affiliate are independent third parties. Regis will continue to manage the property while under Petra's ownership and TCI will have an option to re-acquire the property during the option term which shall end two years following the commencement of the agreement. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement related to the obligations under the note and guaranty agreements and the re-acquisition option.

On February 7, 2012, TCI's 22.92 acres of land known as Andrew B land, Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on February 7, 2012, when the Company received a credit against the outstanding debt of $2.1 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $1.2 million on the land parcel sale.

On February 23, 2012, TCI sold a 220-unit apartment complex known as Wildflower Villas apartments located in Temple, Texas to an independent third party, for a sales price of $19.6 million. The buyer assumed the existing debt of $13.7 million secured by the property. TCI recorded a gain on sale of $3.6 million on the apartment sale.

On February 27, 2012, we re-purchased 100% interest in Cross County National Associates, LP from ABC Land Real Estate, LLC and ABC Land & Development, Inc., both related parties, for a sales price of $9.5 million. This entity owns a 307,266 square foot retail center known as Cross County Mall located in Mattoon, Illinois. We assumed the existing mortgage of $9.2 million, secured by the property. On March 22, 2011, we sold our ownership in Cross County National Associates, LP to ABC Land Real Estate, LLC and ABC Land & Development, Inc., both related parties, for an amount equal to the re-purchase price. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. Upon re-purchasing the ownership interests in the current period, the seller-financing note of $0.3 million was cancelled. There is no change in the financial statements related to the March 22, 2011 sale or the subsequent re-acquisition.

On March 1, 2012, TCI sold 100% of our interests in LaDue, LLC to ABC Land & Development, Inc., a related party, for a sales price of $1.9 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. We provided $1.3 million in seller-financing with a five-year note receivable. The note accrues interest at 5% and is payable at maturity on March 1, 2017. The buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. On August 10, 2012, TCI re-purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. There is no change in the financial statements related to the March 1, 2012 sale or the subsequent re-acquisition.

On March 5, 2012, TCI's 7.39 acres of land known as DeSoto Ranch land located in DeSoto, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on March 5, 2012, when the Company received a credit against the outstanding debt of $1.0 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $0.1 million on the land parcel sale.

On March 27, 2012, TCI sold 319.07 acres of land known as Waco Ritchie land located in Waco, Texas to an independent third party, for a sales price of $1.9 million. The existing mortgage of $1.5 million, secured by the property, was paid in full. TCI recorded a loss on sale of $0.8 million on the land parcel sale.

On March 28, 2012, we sold 29.59 acres of land known as Elm Fork land located in Carrollton, Texas for a sales price of $1.9 million. The existing mortgage of $1.9 million, secured by the property, was paid down by $1.8 million. We recorded a loss on sale of $1.3 million on the land parcel sale.

On April 1, 2012, TCI purchased 1,000 shares of stock of Kelly Lot Development, Inc. from Tacco Financial, Inc., a related party, for $5.6 million. This entity owns six land parcels, comprising approximately 52.59 acres of undeveloped land located in Dallas County, Texas, Kaufman County, Texas, Nashville, Tennessee and Tarrant County, Texas, known as Kelly Lots land, Travis Ranch land, Nashville land, Cooks Lane land, Seminary West land and Vineyards land. TCI assumed the existing mortgages of $0.5 million and $0.4 million, secured by the property. The loans accrue interest at 15.00% and are payable at maturity on May 1, 2013 and November 1, 2013, respectively.

On April 3, 2012, TCI's 5.22 acres of land known as Andrew C land located in Denton, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $0.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on April 3, 2012, when the Company received a credit against the outstanding debt of $0.5 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $0.2 million on the land parcel sale.

On April 5, 2012, TCI sold Clarke Garage, a 6,869 square foot parking garage, located in New Orleans, Louisiana to an independent third party, for a sales price of $6.0 million. All of the sale proceeds went to pay down existing mortgages, secured by the property. TCI recorded a loss on sale of $0.3 million on the parking garage sale.

On April 13, 2012, we sold a 161-room Hotel, known as Comfort Inn located in Denver, Colorado. The entity that owned this hotel, American Mart Hotel Corporation was sold on August 20, 2010 to ABC Land and Development, Inc., a related party, for a sales price of $3.1 million, payable by assumption of the existing mortgage of $3.0 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale that met the requirements of ASC 360-20 took place on April 13, 2012. We recorded a gain on sale of $3.1 million when the building was sold to a third party.

On May 16, 2012, TCI sold 0.42 acres of land known as 1013 Common Street located in New Orleans, Louisiana to an independent third party, for a sales price of $650,000. All of the sale proceeds went to pay down an existing mortgage, secured by the property.

On May 17, 2012, TCI sold a 220-unit apartment complex known as Portofino at Mercer Crossing apartments located in Farmers Branch, Texas to an independent third party, for a sales price of $26.0 million. The existing mortgage of $19.9 million, secured by the property, was paid in full. TCI recorded a gain on sale of $2.0 million on the apartment sale.

On June 1, 2012, TCI purchased 19.29 acres of Summer Breeze land located in Odessa, Texas, for $2.0 million from an independent third party. On June 12, 2012, TCI sold 13.31 acres of this land parcel to an independent third party.

On June 8, 2012, TCI sold 72.22 acres of land known as McKinney Ranch land located in McKinney, Texas to an independent third party, for a sales price of $5.4 million. TCI paid $5.4 million on the existing mortgage to satisfy a portion of the multi-tract collateral debt of $7.6 million, secured by the property. We recorded a gain on sale of $1.0 million on the land parcel sale.

On June 22, 2012, TCI sold 305 Baronne, a 37,081 square foot building, located in New Orleans, Louisiana to an independent third party, for a sales price of $825,000. TCI paid $0.7 million on an existing mortgage, secured by the property. TCI recorded a loss on sale of $0.4 million on the building sale.

On June 29, 2012, TCI sold 2.59 acres of land known as Vineyards land located in Grapevine, Texas to an independent third party, for a sales price of $2.4 million. The existing mortgage of $0.4 million, secured by the property, was paid in full. TCI recorded a gain on sale of $1.4 million on the land parcel sale.

On June 29, 2012, TCI sold 4.33 acres of land known as Vineyards land located in Grapevine, Texas to an independent third party, for a sales price of $3.9 million. TCI recorded a gain on sale of $2.2 million on the land parcel sale.

On July 1, 2012, TCI recorded the June 12, 2012 sale of 13.31 acres of land known as Summer Breeze land located in Odessa, Texas to an independent third party, for $2.2 million. TCI provided $2.2 million in seller-financing with a 15-month note receivable. The note accrues interest at 5% and is payable at maturity on September 8, 2013. The Company has deferred the recognition of the gain in accordance with ASC 360-20 due to the buyer's inadequate initial investment.

On July 11, 2012, TCI sold Dunes Plaza, a 220,439 square foot retail center and 14.60 acres of land, located in Michigan City, Indiana to an independent third party, for a sales price of $3.0 million. TCI paid $2.2 million on an existing mortgage, secured by the property and $0.8 million in closing costs and unpaid real estate taxes. TCI recorded a gain on sale of $0.1 million on the building sale.

On August 10, 2012, TCI purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. TCI originally sold the membership interests in LaDue, LLC on March 1, 2012 but did not record the sale for accounting purposes. See the above March 1, 2012 sale disclosure for details of the accounting treatment.

On September 6, 2012, TCI sold 19.82 acres of land known as McKinney Ranch land located in McKinney, Texas to an independent third party, for a sales price of $3.0 million. The existing mortgage of $2.6 million, secured by the property, was paid in full. We recorded a gain on sale of $0.2 million on the land parcel sale.

On September 11, 2012, TCI sold 7.977 acres of land known as Kinwest Manor land located in Farmers Branch, Texas to an independent third party, for a sales price of $2.3 million. The existing multi-collateral mortgage was paid down by $1.2 million. TCI recorded a loss on sale of $14,000 on the land parcel sale.

On September 12, 2012, TCI sold 9.39 acres of land known as Lacy Longhorn land located in Farmers Branch, Texas to an independent third party, for a sales price of $3.1 million. All of the sale proceeds were used to pay down a portion of the multi-tract collateral debt, secured by the property. TCI recorded a gain on sale of $2.1 million on the land parcel sale.

On September 12, 2012, TCI sold two land parcels, comprising approximately 7.39 acres of undeveloped land located in Dallas, Texas and Farmers Branch, Texas, known as Lacy Longhorn land and Manhattan 2 land to an independent third party, for a sales price of $2.4 million. Seller-financing was provided for $1.9 million. TCI recorded a gain on sale of $1.3 million on the land parcels sale.

On September 24, 2012, TCI sold 3.89 acres of land known as Copperridge land located in Dallas, Texas to an independent third party for a sales price of $3.2 million. The existing mortgage of $2.3 million, secured by the property, was paid in full. TCI recorded a loss on sale of $0.7 million on the land parcel sale.

On September 28, 2012, TCI sold 40.49 acres of land known as Marine Creek land located in Fort Worth, Texas to an independent third party, for a sales price of $1.8 million. All of the sale proceeds were used to pay off the multi-tract collateral debt, secured by the property. TCI recorded a gain on sale of $35,000 on the land parcel sale.

On December 31, 2012, TCI's 21.26 acres of land known as Pioneer Crossing land located in Austin, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, received a credit against the outstanding debt of $0.3 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a loss on sale of $1.0 million on the land parcel sale.

On December 31, 2012, TCI sold 100% of the stock in T Southwood 1394, Inc., to One Realco Corporation, a related party, for a sales price of $0.6 million. This entity owns 14.52 acres of land known as Southwood Land located in Tallahassee, Florida. Under the terms of the sale, the buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 8, 2013, when the property was sold to a third party and sales proceeds were credited against the outstanding debt. TCI will not record a gain or loss on the land parcel sale.

In December 2010, there were various commercial and land holdings sold to FRE Real Estate, Inc., a related party. During the first three months of 2011, many of these transactions were rescinded as of the original transaction date and were subsequently sold to related parties under the same ownership as FRE Real Estate, Inc. As of December 31, 2012, there is one commercial building, Thermalloy that remains in FRE Real Estate, Inc. We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, the buyer's inadequate initial investment and questionable recovery of the Company's investment cost.

The properties that we have sold to a related party and have deferred the recognition of the sale are treated as "subject to sales contract" on the Consolidated Balance Sheets. These properties were sold to a related party in order to help facilitate an appropriate debt or organizational restructure and may or may not be transferred back to the seller upon resolution. These properties have mortgages that are secured by the property and many have corporate guarantees. According to the loan documents, the maker is currently in default on these mortgages primarily due to lack of payment and is actively involved in discussions with every lender in order to settle or cure the default situation. We have reviewed each asset and taken impairment to the extent we feel the value of the property was less than our current basis.

Sales to our subsidiary, TCI, have been reflected, in prior years, at the fair value sale price. Upon discussion with the SEC and in review of the guidance pursuant to ASC 250-10-45-22 to 24, we have adjusted those assets, in the prior year, to reflect a basis equal to ARL's cost basis in the asset at the time of the sale. The related party payables from TCI were reduced for the lower asset price. The Company reflected the original cost basis in consolidation, therefore no change in the financial statements were necessary to reflect this change.

NOTE 3. *NOTES AND INTEREST RECEIVABLE*

A portion of our assets are invested in mortgage notes receivable, principally secured by real estate. We may originate mortgage loans in conjunction with providing purchase money financing of property sales. Notes receivable are generally collateralized by real estate or interests in real estate and personal guarantees of the borrower and, unless noted otherwise, are so secured Management intends to service and hold for investment the mortgage notes in our portfolio. A majority of the notes receivable provide for principal to be paid at maturity. Our mortgage notes receivable consist of first, wraparound and junior mortgage loans (dollars in thousands).

Borrower	Maturity Date	Interest Rate	Amount	Security
Performing loans:				
Miscellaneous non-related party notes	Various	Various	4,097	Various security interests
Miscellaneous related party notes [1]	Various	Various	2,319	Various security interests
One Realco Corporation [2]	01/13	3.00%	10,000	Unsecured
Realty Advisors Management, Inc. [1]	12/16	4.00%	20,387	Unsecured
S Breeze I-V, LLC	09/13	5.00%	2,590	6% Class A and 25% Class B Limited Partner Interests
Unified Housing Foundation, Inc. (Cliffs of El Dorado) [1]	12/27	5.25%	2,097	100% Interest in Unified Housing of McKinney, LLC
Unified Housing Foundation, Inc. (Echo Station) [1]	12/27	5.25%	1,481	100% Interest in Unified Housing of Temple, LLC
Unified Housing Foundation, Inc. (Inwood on the Park) [1]	12/27	5.25%	5,059	100% Interest in Unified Housing Inwood, LLC
Unified Housing Foundation, Inc. (Kensington Park) [1]	12/27	5.25%	3,936	100% Interest in Unified Housing Kensington, LLC
Unified Housing Foundation, Inc. (Lakeshore Villas) [1]	12/27	5.25%	2,000	Unsecured
Unified Housing Foundation, Inc. (Lakeshore Villas) [1]	12/27	5.25%	9,096	Membership interest in Housing for Seniors of Humble, LLC
Unified Housing Foundation, Inc. (Limestone Canyon) [1]	07/15	5.25%	3,057	100% Interest in Unified Housing of Austin, LLC
Unified Housing Foundation, Inc. (Limestone Canyon) [1]	12/27	5.25%	4,663	100% Interest in Unified Housing of Austin, LLC
Unified Housing Foundation, Inc. (Limestone Ranch) [1]	07/15	5.25%	2,250	100% Interest in Unified Housing of Vista Ridge, LLC
Unified Housing Foundation, Inc. (Limestone Ranch) [1]	12/27	5.25%	6,000	100% Interest in Unified Housing of Vista Ridge, LLC
Unified Housing Foundation, Inc. (Parkside Crossing) [1]	12/27	5.25%	2,272	100% Interest in Unified Housing of Parkside Crossing, LLC
Unified Housing Foundation, Inc. (Sendero Ridge) [1]	07/15	5.25%	5,174	100% Interest in Unified Housing of Sendero Ridge, LLC
Unified Housing Foundation, Inc. (Sendero Ridge) [1]	12/27	5.25%	4,812	100% Interest in Unified Housing of Sendero Ridge, LLC
Unified Housing Foundation, Inc. (Timbers of Terrell) [1]	12/27	5.25%	1,323	100% Interest in Unified Housing of Terrell, LLC
Unified Housing Foundation, Inc. (Tivoli) [1]	12/27	5.25%	7,966	100% Interest in Unified Housing of Tivoli, LLC
Unified Housing Foundation, Inc. (Reserve at White Rock Phase I) [1]	12/27	5.25%	2,485	100% Interest in Unified Housing of Harvest Hill I, LLC
Unified Housing Foundation, Inc. (Reserve at White Rock Phase II) [1]	12/27	5.25%	2,555	100% Interest in Unified Housing of Harvest Hill, LLC
Unified Housing Foundation, Inc. (Trails at White Rock) [1]	12/27	5.25%	3,815	100% Interest in Unified Housing of Harvest Hill III, LLC
Unified Housing Foundation, Inc. [1]	12/13	5.00%	6,000	Unsecured
Accrued interest			5,564	
Total Performing			$ 120,998	
Non-Performing loans:				
Leman Development, Ltd [2]	07/11	7.00%	1,500	Unsecured
Tracy Suttles [2]	12/11	0.00%	1,077	Unsecured
Miscellaneous non-related party notes	Various	Various	1,279	Various secured interest
Accrued interest			319	
Total Non-Performing			$ 4,175	
Allowance for estimated losses			(21,704)	
Total			$ 103,469	

[1] Related party notes

[2] An allowance was taken for estimated losses at full value of note.

On February 29, 2012, we received $3.3 million from UHF as payoff for the $3.0 note receivable due from UHF, related to Cliffs of El Dorado and $0.3 million in accrued interest.

Junior Mortgage Loans. We may invest in junior mortgage loans, secured by mortgages that are subordinate to one or more prior liens either on the fee or a leasehold interest in real estate. Recourse on such loans ordinarily includes the real estate on which the loan is made, other collateral and personal guarantees by the borrower. At December 31, 2012, 10.47% of our assets were invested in junior and wraparound mortgage loans.

We record interest income as earned in accordance with the terms of the related loan agreements. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent cash is received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we are recording interest as earned.

As of December 31, 2012, the obligors on $108.7 million or 91.2% of the mortgage notes receivable portfolio were due from related parties. Also at that date, $3.9 million or 3.2% of the mortgage notes receivable portfolio was non-performing.

NOTE 4. *ALLOWANCE FOR ESTIMATED LOSSES*

The allowance account was reviewed and additional allowances were recorded for receivables in 2012. The increase was related to a reserve taken on a related party note receivable due to questionable recovery, reduced by the amounts of two notes that were written off in the current year, both of which were fully reserved. The decrease in 2011 was due to loan payments that had allowances. The allowance account was reviewed and increased in 2010. The table below shows our allowance for estimated losses (dollars in thousands):

	2012	2011	2010
Balance January 1,	$ 13,383	$ 14,348	$ 11,836
(Decrease) Increase in provision	8,321	(965)	2,512
Balance December 31,	$ 21,704	$ 13,383	$ 14,348

NOTE 5. *INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND INVESTEES*

Investments in unconsolidated subsidiaries, jointly owned companies and other investees in which we have a 20% to 50% interest or otherwise exercise significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses, via the equity method of accounting.

Investment accounted for via the equity method consists of the following:

	Percentage ownership as of December 31,		
	2012	2011	2010
Garden Centura, L.P.[2]	0.00%	0.00%	5.00%
Gruppa Florentina, LLC[1]	20.00%	20.00%	20.00%
LK-Four Hickory, LLC[3]	0.00%	28.57%	28.57%

[1] Other investees
[2] Other investees. Investment in Garden Centura, L.P. sold on December 28, 2011.
[3] Other investees. Investment in LK-Four Hickory, LLC sold on January 17, 2012.

Our investment in Garden Centura, L.P. and LK-Four Hickory, LLC were accounted for under the equity method until December 28, 2011 and January 17, 2012, respectively, when the investments were sold.

The market values, other than unconsolidated subsidiaries, as of the year ended December 31, 2012, 2011 and 2010 were not determinable as there were no readily traded markets for these entities. The following is a summary of the financial position and results of operations from our unconsolidated subsidiaries and investees:

	For the Twelve Months Ended December 31,		
	2012	2011	2010
Other Investees	(dollars in thousands)		
Real estate, net of accumulated depreciation	$ 12,343	$ 115,641	$ 120,544
Notes receivable	6,192	5,665	4,951
Other assets	32,145	41,305	42,997
Notes payable	(13,824)	(86,144)	(90,227)
Other liabilities	(7,443)	(17,885)	(14,578)
Shareholders equity/partners capital	(29,413)	(58,582)	(63,687)
Revenue	$ 45,505	$ 54,579	$ 54,222
Depreciation	(1,277)	(6,474)	(6,356)
Operating expenses	(41,188)	(47,510)	(45,209)
Interest expense	(1,181)	(5,047)	(6,286)
Income from continuing operations	$ 1,859	$ (4,452)	$ (3,629)
Income from discontinued operations	-	-	-
Net income	$ 1,859	$ (4,452)	$ (3,629)
Company's proportionate share of earnings (losses)[1]	$ 372	$ (806)	$ (206)

[1] Earnings represent continued and discontinued operations

NOTE 6. ***NOTES AND INTEREST PAYABLE***

The following table schedules the principal payments on the notes payable for the following five years and thereafter (dollars in thousands):

Year	Amount
2013	$ 204,005
2014	71,916
2015	29,069
2016	66,016
2017	7,438
Thereafter	482,878
Total	$ 861,322

Interest payable at December 31, 2012 was $8.5 million. Interest accrues at rates ranging from 2.0% to 12.5% per annum, and mature between 2013 and 2053. The mortgages were collateralized by deeds of trust on real estate having a net carrying value of $919.0 million. Of the total notes payable, the senior debt is $818.2 million, junior debt is 30.2 million, and other debt is $12.9 million. Included in other debt are property tax loans of $1.0 million.

With respect to the additional notes payable due to the acquisition of properties or refinancing of existing mortgages, a summary of some of the more significant transactions are discussed below:

On January 30, 2012, TCI refinanced the existing mortgage on Parc at Maumelle apartments, a 240-unit complex located in Little Rock, Arkansas, for a new mortgage of $16.8 million. TCI paid off the existing mortgage of $16.1 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 3.00% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on February 1, 2052.

On February 29, 2012, TCI refinanced the existing mortgage on Huntington Ridge apartments, a 198-unit complex located in DeSoto, Texas, for a new mortgage of $15.0 million. TCI paid off the existing mortgage of $14.6 million and paid $1.2 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On February 29, 2012, TCI refinanced the existing mortgage on Laguna Vista apartments, a 206-unit complex located in Dallas, Texas, for a new mortgage of $17.7 million. TCI paid off the existing mortgage of $17.0 million and paid $1.1 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On February 29, 2012, TCI refinanced the existing mortgage on Savoy of Garland apartments, a 144-unit complex located in Garland, Texas, for a new mortgage of $10.3 million. TCI paid off the existing mortgage of $10.2 million and paid $0.9 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On March 1, 2012, the TCI construction loan in the amount of $11.1 million that was taken out on July 30, 2010 to fund the development of Sonoma Court apartments, a 124-unit complex, closed into permanent financing. The note accrues interest at 5.35% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on November 1, 2051.

On March 28, 2012, the TCI construction loan in the amount of $24.2 million that was taken out on February 18, 2010 to fund the development of Blue Ridge apartments, a 290-unit complex, closed into permanent financing. The note accrues interest at 5.37% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on October 1, 2051.

On April 30, 2012, TCI refinanced the existing mortgage on Parc at Metro Center apartments, a 144-unit complex located in Nashville, Tennessee, for a new mortgage of $11.0 million. TCI paid off the existing mortgage of $10.5 million and paid $0.7 million in closing costs and escrow reserves. The note accrues interest at 2.95% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on May 1, 2052.

On May 25, 2012, TCI refinanced the existing mortgage on Pecan Pointe apartments, a 232-unit complex located in Temple, Texas, for a new mortgage of $16.8 million. TCI paid off the existing mortgage of $16.4 million and paid $1.3 million in closing costs and escrow reserves. The note accrues interest at 3.03% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2052.

On May 30, 2012, TCI refinanced the existing mortgage on Blue Lake Villas II apartments, a 70-unit complex located in Waxahachie, Texas, for a new mortgage of $4.1 million. TCI paid off the existing mortgage of $3.9 million and paid $0.2 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2052.

On June 19, 2012, the TCI construction loan in the amount of $16.4 million that was taken out on September 14, 2010 to fund the development of Lodge at Pecan Creek apartments, a 192-unit complex, closed into permanent financing. The note accrues interest at 5.05% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On June 28, 2012, TCI refinanced the existing mortgage on Lake Forest apartments, a 222-unit complex located in Houston, Texas, for a new mortgage of $12.8 million. TCI paid off the existing mortgage of $12.0 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 28, 2012, TCI refinanced the existing mortgage on Mission Oaks apartments, a 228-unit complex located in San Antonio, Texas, for a new mortgage of $15.6 million. TCI paid off the existing mortgage of $14.9 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.95% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

On June 28, 2012, TCI refinanced the existing mortgage on Paramount Terrace apartments, a 181-unit complex located in Amarillo, Texas, for a new mortgage of $3.2 million. TCI paid off the existing mortgage of $2.8 million and paid $0.4 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2045.

On June 28, 2012, TCI refinanced the existing mortgage on Sugar Mill apartments, a 160-unit complex located in Addis, Louisiana, for a new mortgage of $12.0 million. TCI paid off the existing mortgage of $11.8 million and paid $1.0 million in closing costs and escrow reserves. The note accrues interest at 2.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on July 1, 2052.

NOTE 7. *STOCK-SECURED NOTES PAYABLE*

ARL has margin arrangements with various financial institutions and brokerage firms, which provide for borrowings of up to 50.0% of the fair value of marketable equity securities. ARL also has other notes payable secured by stock. The borrowings under such margin arrangements and notes are secured by the equity securities of IOT and TCI and ARL's trading portfolio securities and bear interest rates ranging from 5% to 10% per annum. Margin borrowings and stock-secured notes payable were $28.9 million at December 31, 2012 and $26.9 million at December 31, 2011, representing 2.99% and 2.91%, respectively, of the market values of the equity securities at those dates.

NOTE 8. *RELATED PARTY TRANSACTIONS AND FEES*

We apply ASC Topic 805, "Business Combinations", to evaluate business relationships. Related parties are persons or entities who have one or more of the following characteristics, which include entities for which investments in their equity securities would be required, trust for the benefit of persons including principal owners of the entities and members of their immediate families, management personnel of the entity and members of their immediate families and other parties with which the entity may deal if one party controls or can significantly influence the decision making of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests, or affiliates of the entity.

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in our best interest.

Effective since April 30, 2011, Pillar, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust, became the Company's external Advisor and Cash Manager. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for the Company's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to TCI and IOT. As the contractual advisor, Pillar is compensated by ARL under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". ARL has no employees. Employees of Pillar render services to ARL in accordance with the terms of the Advisory Agreement. Prime Income Asset Management, LLC ("Prime") served as the Company's contractual Advisor prior to April 30, 2011.

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial and hotel properties, and provides brokerage services. Regis receives property management fees and leasing commissions in accordance with the terms of its property-level management agreement. Regis is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance – Property Management and Real Estate Brokerage". Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"). Regis Hotel I, LLC, managed the Company's hotel investments. ARL engages third-party companies to lease and manage its apartment properties.

Below is a description of the related party transactions and fees between Pillar, Prime, Triad, Regis I, and Regis:

Fees, expenses, and revenue paid to and/or received from our advisor:

	2012	2011	2010
		(dollars in thousands)	
Fees:			
Advisory fee	$ 10,182	$ 13,225	$ 15,770
Construction advisory fee	181	2,429	1,761
Mortgage brokerage and equity refinancing	1,881	812	1,667
Net income fee	180	54	99
Property acquisition and sales	20	-	31
	$ 12,444	$ 16,520	$ 19,328
Other Expense:			
Cost reimbursements	$ 3,359	$ 4,246	$ 4,882
Interest paid	495	272	1,471
	$ 3,854	$ 4,518	$ 6,353
Revenue:			
Rental revenue	$ 587	$ 868	$ 2,595

Fees paid to Triad, an affiliate, Regis I, Regis and related parties:

	2012	2011	2010
		(dollars in thousands)	
Fees:			
Property acquisition	$ 71	$ -	$ 106
Property management, construction manaement and leasing commissions	2,189	1,791	2,896
Real estate brokerage	2,321	-	1,497
	$ 4,581	$ 1,791	$ 4,499

The Company received rental revenue of $0.6 million in 2012, $0.9 million in 2011, and $2.6 million in 2010 from Pillar, Prime and its related parties for properties owned by the Company, including Addison Hanger, Browning Place, Eagle Crest, Folsom, GNB, One Hickory, Senlac, Thermalloy and Two Hickory.

As of December 31, 2012, the Company had notes and interest receivables of $114.3 million due from related parties. See Part 2, Item 8. Note 3. "Notes and Interest Receivable". During the current period, ARL recognized $14.2 million of interest income from these related party notes receivables.

On February 29, 2012, we received $3.3 million from UHF as payoff for the $3.0 note receivable due from UHF, related to Cliffs of El Dorado and $0.3 million in accrued interest.

The Company's subsidiary, TCI, has a development agreement with Unified Housing Foundation, Inc. ("UHF") a non-profit corporation that provides management services for the development of residential apartment projects in the future. The Company has also invested in surplus cash notes receivables from UHF and has sold several residential apartment properties to UHF in prior years. Due to this ongoing relationship and the significant investment in the performance of the collateral secured under the notes receivable, UHF has been determined to be a related party. The Company received $6 million in revenue, in the current period, from the development agreement.

The Company is part of a tax sharing and compensating agreement with respect to federal income taxes between ARL, TCI and IOT and their subsidiaries that was entered into in July of 2009. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by ARL, TCI IOT and RAMI for the remainder of 2012. The expense (benefit) in each year was calculated based on the amount of losses absorbed by taxable income multiplied by the maximum statutory tax rate of 35%.

The following table reconciles the beginning and ending balances of the related party payable due to Pillar as of December 31, 2012 (dollars in thousands):

	Pillar
Related party payable, December 31, 2011	$ (10,294)
Cash transfers	14,090
Advisory fees	(10,182)
Net income fee	(180)
Cost reimbursements	(3,359)
Interest (to) from Advisor	242
Construction advisory fees	(181)
Fees and commissions	(4,293)
POA fees	(158)
Expenses paid by Advisor	(1,861)
Financing (mortgage payments)	126
Note receivable with affiliate	1,147
Sales/purchase transactions	4,651
Intercompany property transfers	(670)
Related party payable, December 31, 2012	$ (10,922)

Below are property sales that involve a related party:

On January 3, 2012, TCI's 82.2 acres of land known as Denton Coonrod land located in Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on March 23, 2011, to Cross County National Associates, LP, a related party, for a sales price of $1.8 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 3, 2012 at a sales price equal to the existing mortgage of $0.8 million, that was considered paid in full when ownership transferred to the existing lender. TCI recorded a gain on sale of $0.04 million on the land parcel sale.

On February 7, 2012, TCI's 22.92 acres of land known as Andrew B land, Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on February 7, 2012, when the Company received a credit against the outstanding debt of $2.1 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $1.2 million on the land parcel sale.

On February 27, 2012, we re-purchased 100% interest in Cross County National Associates, LP from ABC Land Real Estate, LLC and ABC Land & Development, Inc., both related parties, for a sales price of $9.5 million. This entity owns a 307,266 square foot retail center known as Cross County Mall located in Mattoon, Illinois. We assumed the existing mortgage of $9.2 million, secured by the property. On March 22, 2011, we sold our ownership in Cross County National Associates, LP to ABC Land Real Estate, LLC and ABC Land & Development, Inc., both related parties, for an amount equal to the re-purchase price. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. Upon re-purchasing the ownership interests in the current period, the seller-financing note of $0.3 million was cancelled. There is no change in the financial statements related to the March 22, 2011 sale or the subsequent re-acquisition.

On March 1, 2012, TCI sold 100% of our interests in LaDue, LLC to ABC Land & Development, Inc., a related party, for a sales price of $1.9 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. TCI provided $1.3 million in seller-financing with a five-year note receivable. The note accrues interest at 5% and is payable at maturity on March 1, 2017. The buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. On August 10, 2012, TCI re-purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. There is no change in the financial statements related to the March 1, 2012 sale or the subsequent re-acquisition.

On March 5, 2012, TCI's 7.39 acres of land known as DeSoto Ranch land located in DeSoto, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on March 5, 2012, when the Company received a credit against the outstanding debt of $1.0 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $0.1 million on the land parcel sale.

On April 1, 2012, TCI purchased 1,000 shares of stock of Kelly Lot Development, Inc. from Tacco Financial, Inc., a related party, for $5.6 million. This entity owns six land parcels, comprising approximately 52.59 acres of undeveloped land located in Dallas County, Texas, Kaufman County, Texas, Nashville, Tennessee and Tarrant County, Texas, known as Kelly Lots land, Travis Ranch land, Nashville land, Cooks Lane land, Seminary West land and Vineyards land. TCI assumed the existing mortgages of $0.5 million and $0.4 million, secured by the property. The loans accrue interest at 15.00% and are payable at maturity on May 1, 2013 and November 1, 2013, respectively.

On April 3, 2012, TCI's 5.22 acres of land known as Andrew C land located in Denton, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $0.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on April 3, 2012, when the Company received a credit against the outstanding debt of $0.5 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $0.2 million on the land parcel sale.

On April 13, 2012, we sold a 161-room Hotel, known as Comfort Inn located in Denver, Colorado. The entity that owned this hotel, American Mart Hotel Corporation was sold on August 20, 2010 to ABC Land and Development, Inc., a related party, for a sales price of $3.1 million, payable by assumption of the existing mortgage of $3.0 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale that met the requirements of ASC 360-20 took place on April 13, 2012. We recorded a gain on sale of $3.1 million when the building was sold to an independent third party.

On August 10, 2012, TCI purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. TCI originally sold the membership interests in LaDue, LLC on March 1, 2012 but did not record the sale for accounting purposes. See the above March 1, 2012 sale disclosure for details of the accounting treatment.

On December 31, 2012, TCI's 21.26 acres of land known as Pioneer Crossing land located in Austin, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, received a credit against the outstanding debt of $0.3 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a loss on sale of $1.0 million on the land parcel sale.

On December 31, 2012, TCI sold 100% of the stock in T Southwood 1394, Inc., to One Realco Corporation, a related party, for a sales price of $0.6 million. This entity owns 14.52 acres of land known as Southwood Land located in Tallahassee, Florida. Under the terms of the sale, the buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 8, 2013, when the property was sold to a third party and sales proceeds were credited against the outstanding debt. TCI will not record a gain or loss on the land parcel sale.

In December 2010, there were various commercial and land holdings sold to FRE Real Estate, Inc., a related party. During the first three months of 2011, many of these transactions were rescinded as of the original transaction date and were subsequently sold to related parties under the same ownership as FRE Real Estate, Inc. As of December 31, 2012, there is one commercial building, Thermalloy that remains in FRE Real Estate, Inc. We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, the buyer's inadequate initial investment and questionable recovery of the Company's investment cost.

The properties that we have sold to a related party and have deferred the recognition of the sale are treated as "subject to sales contract" on the Consolidated Balance Sheets. These properties were sold to a related party in order to help facilitate an appropriate debt or organizational restructure and may or may not be transferred back to the seller upon resolution. These properties have mortgages that are secured by the property and many have corporate guarantees. According to the loan documents, the maker is currently in default on these mortgages primarily due to lack of payment and is actively involved in discussions with every lender in order to settle or cure the default situation. We have reviewed each asset and taken impairment to the extent we feel the value of the property was less than our current basis.

Sales to our subsidiary, TCI, have previously been reflected at the fair value sale price. Upon discussion with the SEC and in review of the guidance pursuant to ASC 250-10-45-22 to 24, we have adjusted those assets, in the prior year, to reflect a basis equal to ARL's cost basis in the asset at the time of the sale. The related party payables from TCI were reduced for the lower asset price. The Company reflected the original cost basis in consolidation, therefore no change in the financial statements were necessary to reflect this change.

NOTE 9. *DIVIDENDS*

ARL's Board of Directors established a policy that dividend declarations on common stock would be determined on an annual basis following the end of each year. In accordance with that policy, no dividends on ARL's common stock were declared for 2012, 2011, or 2010. Future distributions to common stockholders will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board.

NOTE 10. *PREFERRED STOCK*

There are 15,000,000 shares of Series A 10.0% Cumulative Convertible Preferred Stock authorized, with a par value of $2.00 per share and liquidation preference of $10.00 per share plus accrued and unpaid dividends. Dividends are payable at the annual rate of $1.00 per share or $.25 per share quarterly to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. The Series A Preferred Stock may be converted into ARL common stock at 90.0% of the average daily closing price of ARL's common stock for the prior 20 trading days. At December 31, 2012, 3,353,954 shares of Series A Preferred Stock were outstanding. Of the outstanding shares, 300,000 shares are owned by ART Edina, Inc., and 600,000 shares are owned by ART Hotel Equities, Inc., a wholly owned subsidiary of ARL. Dividends are not paid on the shares owned by ARL subsidiaries.

There are 91,000 shares of Series D 9.50% Cumulative Preferred Stock authorized, with a par value of $2.00 per share, and a liquidation preference of $20.00 per share. Dividends are payable at the annual rate of $1.90 per year or $.475 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. The Series D Preferred Stock is reserved for the conversion of the Class A limited partner units of Ocean Beach Partners, L.P. The Class A units may be exchanged for Series D Preferred Stock at the rate of 20 Class A units for each share of Series D Preferred Stock. Between June 1, 2001 and May 31, 2006, all unexchanged Class A units are exchangeable. At December 31, 2012, no shares of Series D Preferred Stock were outstanding.

There are 500,000 shares of Series E 6.0% Cumulative Preferred Stock authorized, with a par value $2.00 per share and a liquidation preference of $10.00 per share. Dividends are payable at the annual rate of $.60 per share or $.15 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. At December 31, 2012, no shares of Series E Preferred Stock were outstanding.

100,000 shares of Series J 8% Cumulative Convertible Preferred Stock have been designated pursuant to a Certificate of Designation filed March 16, 2006, as an instrument amendatory to ARL's Amended Articles of Incorporation, with a par value of $2.00 per share, and a liquidation preference of $1,000 per share. Dividends are payable at the annual rate of $80 per share, or $20 per quarter, to stockholders of record on the last day of each of March, June, September and December, when and as declared by the Board of Directors. Although the Series J 8% Cumulative Convertible Preferred Stock has been designated, no shares have been issued as of December 31, 2012.

NOTE 11. *STOCK OPTIONS*

In January 1998, stockholders approved the 1997 Stock Option Plan (the "Option Plan"). The plan was terminated effective December 31, 2005. As of July 1, 2008, all options still outstanding under the plan expired. There are no remaining options outstanding under this plan as of December 31, 2012.

In January 1999, stockholders approved the Director's Stock Option Plan (the "Director's Plan") which provided for options to purchase up to 40,000 shares of common stock. In December 2005, the Director's Plan was terminated. Options granted pursuant to the Director's Plan were immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or ten years from the date of grant. Each Independent Director was granted an option to purchase 1,000 common shares. As of December 31, 2012, there were 1,000 shares of stock options outstanding which were exercisable at $9.70 per share. These options will expire January 1, 2015, if not exercised.

NOTE 12. *INCOME TAXES*

For tax periods ending before August 31, 2012, ARL was part of the American Realty Investors, Inc. consolidated federal return. After that date, ARL and the rest of the American Realty Investors, Inc. group joined the Realty Advisors Management, Inc. (RAMI) consolidated group for tax purposes. The income tax expense (benefit) for 2010 and 2011 tax periods in the accompanying financial statement was calculated under a tax sharing and compensating agreement between ARL, TCI and IOT. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by ARL, TCI, IOT and RAMI for the remainder of 2012. For 2012, ARL, TCI and IOT had a combined net taxable loss and ARL recorded no current tax (benefit) or expense. There was no deferred tax expense (benefit) recorded for 2012, 2011 or 2010 as a result of the uncertainty of the future use of the deferred tax asset.

The Federal income tax expense differs from the amount computed by applying the corporate tax rate of 35% to the income before income taxes as follows:

	2012	2011	2010
Computed "expected" income tax (benefit) expense	(1,955)	(2,556)	(34,368)
Book to tax differences in gains on sale of property.	(8,503)	2,184	419
Book to tax differences from entities not consolidated for tax purposes	(3,831)	(3,228)	(3,638)
Book to tax differences of depreciation and amortization	1,460	1,556	1,871
Valuation allowance against current Net Operating Loss benefit	5,387	9,283	51,685
Other book to tax differences	7,442	(7,239)	(15,969)
	-	-	-
Alternative Minimum Tax	-	-	-

The tax effects of temporary differences that give rise to the deferred tax asset are as follows:

	2012	2011	2010
Net operating losses and tax credits	70,235	68,968	82,398
Basis difference of			
Real estate holdings and equipment	1,159	(2,500)	(54,602)
Notes receivable	8,248	5,314	10,329
Investments	(13,824)	(14,660)	(14,462)
Notes payable	17,691	25,299	56,208
Deferred gains	18,170	28,181	41,312
Total	101,679	110,602	121,183
Deferred tax valuation allowance	(101,679)	(110,602)	(121,183)
Net deferred tax asset	-	-	-

At December 31, 2012, 2011 and 2010 ARL had a net deferred tax asset due to tax deductions available to it in future years. However, as management could not determine that it was more likely than not that ARL would realize the benefit of the deferred tax asset, a 100% valuation allowance was established.

ARL has prior tax net operating losses and capital loss carryforwards of approximately $68.0 million expiring through the year 2031.

Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed which would mean that the Company's Forms 1120, *U.S, Corporation Income Tax Returns,* for the years ending December 31, 2011, 2010 and 2009 are still subject to examination by the IRS.

NOTE 13. *FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES*

ARL's operations include the leasing of commercial properties (office buildings, industrial warehouses and shopping centers). The leases, thereon, expire at various dates through 2023. The following is a schedule of minimum future rents due to ARL under non-cancelable operating leases as of December 31, 2012 (dollars in thousands):

Year	Amount
2013	$ 17,554
2014	13,814
2015	10,244
2016	7,660
2017	5,020
Thereafter	7,823
Total	$ 62,115

NOTE 14. *OPERATING SEGMENTS*

Our segments are based on management's method of internal reporting which classifies its operations by property type. The segments are commercial, apartments, hotels, land and other. Significant differences among the accounting policies of the operating segments as compared to the Consolidated Financial Statements principally involve the calculation and allocation of administrative and other expenses. Management evaluates the performance of each of the operating segments and allocates resources to them based on their net operating income and cash flow.

Items of income that are not reflected in the segments are interest, other income, gain on debt extinguishment, gain on condemnation award, equity in partnerships, and gains on sale of real estate. Expenses that are not reflected in the segments are provision for losses, advisory, net income and incentive fees, general and administrative, non-controlling interests, foreign currency transaction loss and net loss from discontinued operations before gains on sale of real estate.

The segment labeled as "Other" consists of revenue and operating expenses related to the notes receivable and corporate debt.

Presented below is the operating income of each operating segment and each segment's assets for 2012, 2011 and 2010 (dollars in thousands):

For the Twelve Months Ended Dec 31, 2012	Commercial Properties	Apartments	Hotels	Land	Other	Total
Operating revenue	$ 37,204	$ 82,153	$ -	$ 78	$ 86	$ 119,521
Operating expenses	21,194	37,080	-	693	430	59,397
Depreciation and amortization	6,723	14,894	-	-	-	21,617
Mortgage and loan interest	7,995	36,670	-	6,923	7,446	59,034
Interest income	-	-	-	-	14,612	14,612
Gain on land sales	-	-	-	5,475	-	5,475
Segment operating gain (loss)	$ 1,292	$ (6,491)	$ -	$ (2,063)	$ 6,822	$ (440)
Capital expenditures	2,737	978	-	-	-	3,715
Assets	162,756	538,352	-	212,285	-	913,393
Property Sales						
Sales price	$ 9,825	$ 45,610	$ 3,369	$ 39,733	$ -	$ 98,537
Cost of sale	(9,600)	(40,067)	(252)	(34,873)	-	(84,792)
Deferred current gain	-	-	-	615	-	615
Recognized prior deferred gain	-	-	-	-	-	-
Gain on sale	$ 225	$ 5,543	$ 3,117	$ 5,475	$ -	$ 14,360

For the Twelve Months Ended Dec 31, 2011	Commercial Properties	Apartments	Hotels	Land	Other	Total
Operating revenue	$ 34,729	$ 73,166	$ -	$ 467	$ 118	$ 108,480
Operating expenses	21,596	34,843	-	2,096	369	58,904
Depreciation and amortization	5,238	13,465	-	-	-	18,703
Mortgage and loan interest	11,065	29,709	-	11,357	7,117	59,248
Interest income	-	-	-	-	10,948	10,948
Loss on land sales	-	-	-	34,247	-	34,247
Segment operating loss	$ (3,170)	$ (4,851)	$ -	$ 21,261	$ 3,580	$ 16,820
Capital expenditures	3,073	652		137		3,862
Assets	169,187	547,667	-	243,488	-	960,342
Property Sales						
Sales price	$ 106,653	$ 28,690	$ 29,844	$ 249,495	$ -	$ 414,682
Cost of sale	(96,837)	(14,466)	(26,245)	(223,331)	-	(360,879)
Deferred current gain	1,652	-	-	-	-	1,652
Recognized prior deferred gain	17,448	10,168	-	8,083	-	35,699
Gain on sale	$ 28,916	$ 24,392	$ 3,599	$ 34,247	$ -	$ 91,154

For the Twelve Months Ended Dec 31, 2010	Commercial Properties	Apartments	Hotels	Land	Other	Total
Operating revenue	$ 40,470	$ 65,626	$ -	$ 309	$ 100	106,505
Operating expenses	22,280	33,096	-	3,384	8	58,768
Depreciation and amortization	7,553	12,847	-	-	-	20,400
Mortgage and loan interest	11,261	30,976	-	14,082	8,730	65,049
Interest income	-	-	-	-	8,425	8,425
Loss on land sales	-	-	-	(10,103)	-	(10,103)
Segment operating loss	$ (624)	$ (11,293)	$ -	$ (27,260)	$ (213)	$ (39,390)
Capital expenditures	512	664		471		1,647
Assets	179,959	518,088	-	430,781	(19,079)	1,109,749
Property Sales						
Sales price	$ 6,470	$ 195,984	$ -	$ 28,357	$ -	$ 230,811
Cost of sale	(8,376)	(151,735)	-	(43,400)	-	(203,511)
Deferred current gain	-	(29,194)	-	(3)	-	(29,197)
Recognized prior deferred gain	-	6,157	-	4,943	-	11,100
Gain on sale	$ (1,906)	$ 21,212	$ -	$ (10,103)	$ -	$ 9,203

The table below reconciles the segment information to the corresponding amounts in the Consolidated Statements of Operations (dollars in thousands):

	For Twelve Months Ended December 31,		
	2012	2011	2010
Segment operating loss	$ (440)	$ 16,820	$ (39,390)
Other non-segment items of income (expense)			
General and administrative	(6,388)	(13,619)	(12,457)
Advisory fees	(10,182)	(13,225)	(15,770)
Provision on impairment of notes receivable and real estate assets	(4,730)	(44,372)	(51,588)
Other income	7,950	2,723	8,726
Gain on sale of investments	(361)	91	673
Gain on Foreign Currency Transactions	-	-	222
Equity in earnings of investees	372	79	(200)
Income tax benefit	2,474	15,672	1,668
Loss from continuing operations	$ (11,305)	$ (35,831)	$ (108,116)

SEGMENT ASSET RECONCILIATION TO TOTAL ASSETS

The table below reconciles the segment information to the corresponding amounts in the Consolidated Balance Sheets (dollars in thousands):

	December 31,		
	2012	2011	2010
Segment assets	$ 913,393	$ 960,342	$ 1,109,749
Investments in real estate partnerships	8,168	10,746	12,491
Other assets and receivables	196,744	197,032	209,360
Assets held for sale	17,040	67,351	225,674
Total assets	$ 1,135,345	$ 1,235,471	$ 1,557,274

NOTE 15. *DISCONTINUED OPERATIONS*

The Company applies the provisions of ASC Topic 360 "Property, Plant and Equipment." ASC Topic 360 requires that long-lived assets that are to be disposed of by sale be measured at the lesser of (1) book value or (2) fair value less cost to sell. In addition, it requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions.

Discontinued operations relates to properties that were either sold or repositioned as held for sale as of the year ended 2012, 2011 and 2010. Income from discontinued operations relates to 7, 27, and 38 properties that were sold or repositioned in 2012, 2011 and 2010, respectively. The following table summarizes revenue and expense information for these properties sold and held for sale (dollars in thousands):

	For the Year Ended December 31,		
	2012	2011	2010
Revenue			
Rental	$ 5,916	$ 34,869	$ 61,930
	5,916	34,869	61,930
Expenses			
Property operations	(3,930)	(23,081)	(40,440)
Other income	-	-	4,067
Mortgage and loan Interest	(1,449)	(10,627)	(21,420)
General and administrative	(1,406)	(2,084)	(693)
Depreciation	(948)	(5,553)	(10,072)
Provision for asset impairment	-	(5,655)	(9,723)
	$ (7,733)	$ (47,000)	$ (78,281)
Net loss from discontinued operations before gains on sale of real estate, taxes, and fees	(1,817)	(12,131)	(16,351)
Gain on sale of discontinued operations	8,885	56,907	19,306
Income from discontinued operations before tax	7,068	44,776	2,955
Tax expense	(2,474)	(15,672)	(1,034)
Income from discontinued operations	$ 4,594	$ 29,104	$ 1,921

The Company's application of ASC Topic 360 results in the presentation of the net operating results of these qualifying properties sold or held for sale during 2011, 2010 and 2009 as income from discontinued operations. The application of ASC Topic 360 does not have an impact on net income available to common shareholders. ASC Topic 360 only impacts the presentation of these properties within the Consolidated Statements of Operations.

NOTE 16. *QUARTERLY RESULTS OF OPERATIONS*

The following is a tabulation of quarterly results of operations for the years 2012, 2011, and 2010. Quarterly results presented differ from those previously reported in ARL's Form 10-Q due to the reclassification of the operations of properties sold or held for sale to discontinued operations in accordance with ASC topic 360:

2012	Three Months Ended 2012 March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
Total operating revenues	$ 28,710	$ 29,254	$ 29,429	$ 32,129
Total operating expenses	24,829	23,380	24,276	29,829
Operating income	3,881	5,874	5,153	2,300
Other income (expense)	(13,254)	(9,273)	(7,322)	(6,613)
Income (loss) before gain on land sales, non-contolling interest, and taxes	(9,373)	(3,399)	(2,169)	(4,313)
Gain(loss) on land sales	(1,021)	4,738	2,898	(1,140)
Income tax benefit (expense)	1,021	1,537	(32)	(52)
Net income (loss) from continuing operations	(9,373)	2,876	697	(5,505)
Net income (loss) from discontinuing operations	1,896	2,853	(59)	(96)
Net income (loss)	(7,477)	5,729	638	(5,601)
Less: net income (loss) attributable to non-controlling interest	1,177	(1,064)	(74)	1,087
Preferred dividend requirement	(613)	(613)	(613)	(613)
Net income (loss) applicable to common shares	$ (6,913)	$ 4,052	$ (49)	$ (5,127)
PER SHARE DATA				
Earnings per share - basic				
Income (loss) from continuing operations	$ (0.76)	$ 0.10	$ -	$ (0.44)
Discontinued operations	0.16	0.25	(0.01)	(0.01)
Net income (loss) applicable to common shares	$ (0.60)	$ 0.35	$ (0.01)	$ (0.45)
Weighted average common shares used in computing earnings per share	11,525,389	11,525,389	11,525,389	11,525,389
Earnings per share - diluted				
Income (loss) from continuing operations	$ (0.76)	$ 0.05	$ -	$ (0.44)
Discontinued operations	0.16	0.11	-	(0.01)
Net income (loss) applicable to common shares	$ (0.60)	$ 0.16	$ -	$ (0.45)
Weighted average common shares used in computing diluted earnings per share	11,525,389	25,679,951	21,027,447	11,525,389

2011	Three Months Ended 2011 March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
Total operating revenues	$ 26,454	$ 28,508	$ 28,376	$ 25,142
Total operating expenses	31,359	21,133	26,955	69,376
Operating income (loss)	(4,905)	7,375	1,421	(44,234)
Other income (expense)	(12,910)	(25,048)	(12,889)	5,440
Loss before gain on land sales, non-contolling interest, and taxes	(17,815)	(17,673)	(11,468)	(38,794)
Gain (loss) on land sales	5,344	(3,594)	(982)	33,479
Income tax benefit	384	9,984	2,791	2,513
Net income (loss) from continuing operations	(12,087)	(11,283)	(9,659)	(2,802)
Net income from discontinued operations	714	18,541	5,182	4,667
Net income (loss)	(11,373)	7,258	(4,477)	1,865
Less: net income (loss) attributable to non-controlling interest	2,170	7,175	4,830	(7,158)
Preferred dividend requirement	(617)	(613)	(613)	(613)
Net income (loss) applicable to common shares	$ (9,820)	$ 13,820	$ (260)	$ (5,906)
PER SHARE DATA				
Earnings per share - basic				
Income (loss) from continuing operations	$ (0.92)	$ (0.41)	$ (0.47)	$ (0.92)
Discontinued operations	0.06	1.61	0.45	0.41
Net income (loss) applicable to common shares	$ (0.86)	$ 1.20	$ (0.02)	$ (0.51)
Weighted average common shares used in computing earnings per share	11,493,115	11,525,389	11,525,389	11,517,431
Earnings per share - diluted				
Income (loss) from continuing operations	$ (0.92)	$ (0.41)	$ (0.47)	$ (0.92)
Discontinued operations	0.06	1.61	0.45	0.41
Net income (loss) applicable to common shares	$ (0.86)	$ 1.20	$ (0.02)	$ (0.51)
Weighted average common shares used in computing diluted earnings per share	11,493,115	11,525,389	11,525,389	11,517,431

	Three Months Ended 2010			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
2010				
Total operating revenues	$ 30,414	$ 29,105	$ 28,990	$ 17,996
Total operating expenses	29,202	29,946	28,645	71,190
Operating (loss) income	1,212	(841)	345	(53,194)
Other income (expense)	(14,628)	(15,194)	(14,272)	(3,109)
Loss before gain on land sales, non-controlling interest, and taxes	(13,416)	(16,035)	(13,927)	(56,303)
Gain (loss) on land sales	6	(4,122)	(72)	(5,915)
Income tax benefit (expense)	385	1,002	996	(715)
Net loss from continuing operations	(13,025)	(19,155)	(13,003)	(62,933)
Net income (loss) from discontinuing operations	(462)	1,863	1,850	(1,330)
Net loss	(13,487)	(17,292)	(11,153)	(64,263)
Less: net income attributable to non-controlling interest	1,577	3,543	2,140	4,188
Preferred dividend requirement	(622)	(622)	(626)	(618)
Net loss applicable to common shares	$ (12,532)	$ (14,371)	$ (9,639)	$ (60,693)
PER SHARE DATA				
Earnings per share - basic				
Income (loss) from continuing operations	$ (1.05)	$ (1.41)	$ (1.00)	$ (5.23)
Discontinued operations	(0.04)	0.16	0.16	(0.12)
Net income (loss) applicable to common shares	$ (1.09)	$ (1.25)	$ (0.84)	$ (5.35)
Weighted average common shares used in computing earnings per share	11,514,038	11,510,322	11,485,444	11,344,153
Earnings per share - diluted				
Income (loss) from continuing operations	$ (1.05)	$ (1.41)	$ (1.00)	$ (5.23)
Discontinued operations	(0.04)	0.16	0.16	(0.12)
Net income (loss) applicable to common shares	$ (1.09)	$ (1.25)	$ (0.84)	$ (5.35)
Weighted average common shares used in computing diluted earnings per share	11,514,038	11,510,322	11,485,444	11,344,153

NOTE 17. *COMMITMENTS, CONTINGENCIES, AND LIQUIDITY*

In conjunction with its sale of Four Hickory in November 2007, the Company agreed to fund amounts to satisfy its commitment to compensate LK-Four Hickory, LLC for move-in discounts and other concessions to existing tenants at the time of sale. The Company also has various agreements with LK-Four Hickory, LLC related to the funding of projection shortfalls, which, to date, they have not had to provide any additional funding. In addition, related parties of the Company have active lease agreements with LK-Four Hickory, LLC and the Company has since guaranteed amounts related to certain of these leases.

On December 17, 2007, both Limkwang Nevada, Inc., the majority owner of LK-Four Hickory, LLC, and ARL unconditionally guaranteed the punctual payment when due, whether at stated maturity, by acceleration or hereafter, including all fees and expenses incurred by the bank on collection of a $28.0 million note payable for LK-Four Hickory, LLC, which has a current outstanding balance of $23.8 million.

The Company's investment in LK-Four Hickory, LLC at January 17, 2012 was sold and the Company has additional reserves for estimated potential amounts it could be looked to if various related parties are not able to meet their obligations to LK Four Hickory, LLC. The Company will continue to evaluate these potential estimates and also the likelihood of having to fund any of these and adjust their reserves accordingly.

Liquidity. Management believes that ARL will generate excess cash flow from property operations in 2013, such excess however, will not be sufficient to discharge all of ARL's obligations as they became due. Management intends to sell land and income producing real estate, refinance real estate and obtain additional borrowings primarily secured by real estate to meet its liquidity requirements.

Partnership Buyouts. ARL is the limited partner in various partnerships related to the construction of residential properties. As permitted in the respective partnership agreements, ARL intends to purchase the interests of the general and any other limited partners in these partnerships subsequent to the completion of these projects. The amounts paid to buyout the nonaffiliated partners are limited to development fees earned by the nonaffiliated partners, and are set forth in the respective partnership agreements.

The ownership of property and provision of services to the public as tenants entails an inherent risk of liability. Although the Company and its subsidiaries are involved in various items of litigation incidental to and in the ordinary course of its business, in the opinion of Management, the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operation or liquidity.

Litigation. The Company is involved in and vigorously defending against, a number of deficiency claims with respect to assets that have been foreclosed by various lenders. Such claims are generally against a consolidated subsidiary as the borrower or the Company as a guarantor of indebtedness or performance. Some of these proceedings may ultimately result in an unfavorable determination for the Company and/or one of its consolidated subsidiaries. While we cannot predict the final result of such proceedings, Management believes that the maximum exposure to the Company and its consolidated subsidiaries, if any, will not exceed approximately $20 million in the aggregate and will occur, if at all, in future years.

ART and its subsidiary ART Midwest, Inc have been engaged in litigation with a Mr. David Clapper and companies related to Mr. Clapper (The "Clapper Entities") since 1999. The origins of the matter began in 1998 in a transaction in which ART Midwest was to acquire eight apartments from the Clapper Entities. Through the years there have been rulings both for and against ART in this matter. However in October 2011, a final ruling was issued whereby the Clapper Entities were awarded approximately $74 million including $26 million in damages and $48 million in interest. This ruling was against ART and its subsidiary ART Midwest and not the Company or any other subsidiary of the Company.

ART believes there were serious errors in the judge's ruling and has filed an appeal of the judge's ruling. ART further believes that should the Clapper Entities ultimately prevail that it has claims against a third party who was involved in this matter. These claims cannot be pursued until the main case with the Clapper Group is ultimately resolved.

Should the Clapper Group ultimately prevail the only defendants in this matter are ART and ART Midwest, Inc. whose total assets and net worth as of December 31, 2011 was approximately $10 million. Neither the Company nor any of its subsidiaries other than ART have guaranteed or indemnified either ART or ART Midwest, Inc.

In January 2012, the Company sold all of the issued and outstanding stock of American Realty Trust ("ART") for a $10 million note. The note is fully reserved by the Company and valued at zero. Subsequent to the sale ART filed for Chapter 11 bankruptcy protection.

ARL, through a foreign subsidiary, is developing a maritime harbor town on the 420 acre site of the former naval base of Olpenitz in Kappeln, Germany. The project is located less than 30 miles from the Denmark border. The town will comprise of a marina offering several thousand moorings, premium vacation homes each with their own landing stage as well as exclusive hotels, restaurants, shops and a range of leisure activities from sailing to golfing to cross country skiing. The development project is expected to the biggest holiday resort in northern Europe. There were been disputes with the local partner related to his mismanagement of the project which resulted in replacing him as the managing partner and led to filing for bankruptcy protection in Germany to completely remove him from the project. An insolvency manager has been put into place in order to protect the creditors, and ARL believes that the value of the land and development in process will satisfy the existing creditors and return ARL's investment. ARL is working in cooperation with the insolvency manager and expects to continue ARL's involvement in the development of this project.

ARL is also involved in various other lawsuits arising in the ordinary course of business. Management is of the opinion that the outcome of these lawsuits will have no material impact on ARL's financial condition, results of operations or liquidity.

NOTE 18. ***EARNINGS PER SHARE***

Earnings per share, "EPS", have been computed pursuant to the provisions of ASC Topic 260 "*Earnings Per Share.*" The computation of basic EPS is calculated by dividing net income available to common shareholders from continuing operations, adjusted for preferred dividends, by the weighted-average number of common shares outstanding during the period. Shares issued during the period shall be weighted for the portion of the period that they were outstanding. We have 3,353,954 shares of Series A 10.0% Cumulative Convertible Preferred Stock, which are outstanding. These shares may be converted into common stock at 90.0% of the average daily closing price of the common stock for the prior 20 trading days. These are considered in the computation of diluted earnings per share if the effect of applying the "if-converted" method is dilutive. The majority of the stock options issued expired July 1, 2008. As of December 31, 2012, we have 1,000 shares of stock options outstanding. These options will expire January 1, 2015, if not exercised. The outstanding options are considered in the computation of diluted earnings per share if the effect of applying the "treasury stock" method is dilutive. As of December 31, 2012, the preferred stock and the stock options were anti-dilutive and therefore not included in the EPS calculation.

NOTE 19. ***SUBSEQUENT EVENTS***

The Company has evaluated subsequent events through March 29, 2013, the date the financial statements were available to be issued.

On January 8, 2013, TCI's 14.52 acres of land known as Southwood located in Tallahassee, Florida was sold at a foreclosure auction to a third party for $0.5 million. This land parcel was previously sold, on December 31, 2012, to One Realco Corporation, a related party, for a sales price of $0.6 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 8, 2013, when the property was sold to a third party and sales proceeds were credited against the outstanding debt. TCI will not record a gain or loss on the land parcel sale.

On January 24, 2013, TCI refinanced the existing mortgage on Breakwater Bay apartments, a 176-unit complex located in Beaumont, Texas, for a new mortgage of $9.8 million. TCI paid off the existing mortgage of $9.1 million and $0.7 million in closing costs and escrows. The note accrues interest at 2.50% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on February 1, 2053.

On January 25, 2013, TCI refinanced the existing mortgage on Northside on Travis apartments, a 200-unit complex located in Sherman, Texas, for a new mortgage of $13.9 million. TCI paid off the existing mortgage of $13.5 million and $1.3 million in closing costs and escrows. The note accrues interest at 2.50% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on February 1, 2053.

On January 28, 2013, TCI refinanced the existing mortgage on Capitol Hill apartments, a 156-unit complex located in Little Rock, Arkansas, for a new mortgage of $9.4 million. TCI paid off the existing mortgage of $8.8 million and $0.6 million in closing costs and escrows. The note accrues interest at 2.50% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on February 1, 2053.

On January 28, 2013, TCI sold a 314–unit apartment complex known as Verandas at City View located in Fort Worth, Texas to an independent third party, for a sales price of $25.3 million. The buyer assumed the existing debt of $18.2 million secured by the property. TCI recorded a gain of $6.2 million on the sale.

On February 25, 2013, TCI refinanced the existing mortgage on Mansions of Mansfield apartments, a 208-unit complex located in Mansfield, Texas, for a new mortgage of $16.3 million. TCI paid off the existing mortgage of $15.8 million and $1.4 million in closing costs and escrows. The note accrues interest at 2.50% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2053.

On February 25, 2013, TCI refinanced the existing mortgage on Preserve at Pecan Creek apartments, a 192-unit complex located in Denton, Texas, for a new mortgage of $15.1 million. TCI paid off the existing mortgage of $14.6 million and $1.2 million in closing costs and escrows. The note accrues interest at 2.50% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2053.

AMERICAN REALTY INVESTORS, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Asset Impairment	Gross Amounts of Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Asset Impairment	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
							(dollars in thousands)					
Properties Held for Investment												
Apartments												
Anderson Estates, Oxford, MS	$ 888	$ 378	$ 2,683	$ 313		$ 691	$ 2,683	$ 3,373	$ 464	2003	01/06	40 years
Blue Lake Villas I, Waxahachie, TX	10,481	439	9,979	201		439	10,180	10,619	2,517	2003	01/02	40 years
Blue Lake Villas II, Waxahachie, TX	4,068	287	4,451	-		287	4,451	4,738	567	2004	01/04	40 years
Blue Ridge, Midland, TX	24,028	2,259	24,359	-		2,259	24,359	26,618	962	2011	02/10	40 years
Breakwater Bay, Beaumont, TX	9,132	740	10,435	-		740	10,435	11,175	2,059	2004	05/03	40 years
Bridgewood Ranch, Kaufman, TX	4,639	762	6,856	-		762	6,856	7,618	863	2007	04/08	40 years
Capitol Hill, Little Rock, AR	8,777	1,860	7,948	-		1,860	7,948	9,807	1,691	2003	03/03	40 years
Curtis Moore Estates, Greenwood, MS	1,596	186	5,733	757		902	5,774	6,676	1,139	2003	01/06	40 years
Dakota Arms, Lubbock, TX	12,279	921	12,644	231		921	12,875	13,796	2,568	2004	01/04	40 years
David Jordan Phase II, Greenwood, MS	602	51	1,521	225		277	1,521	1,798	298	1999	01/06	40 years
David Jordan Phase III, Greenwood, MS	627	83	2,115	356		439	2,115	2,554	366	2003	01/06	40 years
Desoto Ranch, DeSoto, TX	15,915	1,349	16,783	65		1,349	16,849	18,197	3,700	2002	05/02	40 years
Dorado Ranch, Odessa, TX	16,230	761	18,544	24		761	18,568	19,329	1,779	2009	07/07	40 years
Falcon Lakes, Arlington, TX	13,265	1,318	14,039	327		1,318	14,365	15,684	3,789	2001	10/01	40 years
Heather Creek, Mesquite, TX	11,770	1,326	12,015	69		1,345	12,065	13,410	2,404	2003	03/03	40 years
Huntington Ridge, DeSoto, TX	14,887	1,693	15,927	40		1,693	15,967	17,660	1,731	2007	10/04	40 years
Laguna Vista, Dallas, TX	17,568	288	20,743	497		370	21,158	21,528	3,305	2006	12/04	40 years
Lake Forest, Houston, TX	12,743	335	12,267	1,519		335	13,786	14,121	2,515	2004	01/04	40 years
Legends Of El Paso, El Paso, TX	15,269	1,318	16,639	697		1,318	17,336	18,654	2,477	2006	07/05	40 years
Lodge at Pecan Creek, Denton, TX	16,303	1,349	16,138	-		1,349	16,138	17,486	419	2011	10/05	40 years
Mansions of Mansfield, Mansfield, TX	15,784	977	17,799	-		977	17,799	18,775	1,668	2009	09/05	40 years
Mariposa Villas, Dallas, TX	12,168	721	12,825	-		721	12,825	13,547	2,346	2002	01/02	40 years
Mission Oaks, San Antonio, TX	15,550	1,266	16,627	212		1,266	16,839	18,105	2,384	2005	05/05	40 years
Monticello Estate, Monticello, AR	492	36	1,493	263		285	1,508	1,793	273	2001	01/06	40 years
Northside on Travis, Sherman, TX	13,544	1,301	14,560	-		1,301	14,560	15,861	1,214	2009	10/07	40 years
Paramount Terrace, Amarillo, TX	3,152	312	2,805	179		312	2,984	3,296	1,046	1983	05/00	40 years
Park at Clarksville, Clarksville, TN	12,983	571	14,300	118		587	14,403	14,990	1,551	2007	06/02	40 years
Parc at Denham Springs, Denham Springs, LA	19,381	1,022	20,131	-		1,022	20,131	21,153	988	2011	07/07	40 years
Parc at Maumelle, Little Rock, AR	16,643	1,048	17,688	617		1,048	18,305	19,353	2,738	2006	12/04	40 years
Parc at Metro Center, Nashville, TN	10,939	947	12,226	503		947	12,729	13,676	1,994	2006	05/05	40 years
Parc at Rogers, Rogers, AR	16,904	1,482	22,993	266	(3,180)	1,749	19,813	21,562	2,496	2007	04/04	40 years
Pecan Pointe, Temple, TX	16,728	1,744	16,876	197		1,744	17,073	18,817	1,942	2007	10/06	40 years
Preserve at Pecan Creek, Denton, TX	14,645	885	16,626	59		902	16,668	17,570	1,794	2008	10/05	40 years
River Oaks, Wylie, TX	9,633	590	11,674	148		590	11,822	12,412	2,901	2002	10/01	40 years
Riverwalk Phase I, Greenville, MS	317	23	1,537	175		198	1,537	1,736	309	2003	01/06	40 years
Riverwalk Phase II, Greenville, MS	1,212	52	4,007	363		297	4,126	4,423	1,062	2003	01/06	40 years
Savoy of Garland, Garland, TX	10,198	760	11,602	147		760	11,749	12,509	993	2009	10/06	40 years
Sonoma Court, Rockwall, TX	11,028	941	11,132	-		941	11,132	12,073	365	2011	07/10	40 years
Stonebridge at City Park, Houston, TX	14,358	1,545	14,786	97		1,545	14,883	16,428	2,931	2004	01/04	40 years
Sugar Mill, Baton Rouge, LA	11,904	1,882	13,367	135		1,882	13,502	15,384	1,110	2009	08/08	40 years
Toulon, Gautier, MS	20,700	1,993	19,727	-		1,993	19,727	21,720	700	2011	09/09	40 years
Treehouse, Irving, TX	4,917	297	2,672	85		297	2,757	3,054	601	1974	05/04	40 years
Vistas of Pinnacle Park, Dallas, TX	18,735	1,750	19,808	111		1,750	19,920	21,670	4,206	2002	10/02	40 years
Vistas of Vance Jackson, San Antonio, TX	15,814	1,265	16,540	189		1,327	16,666	17,993	3,047	2004	01/04	40 years
Whisperting Pines, Topeka, KS	9,197	244	5,965	139		244	6,105	6,348	4,857	1974	02/78	40 years
Windsong, Fort Worth, TX	10,541	790	11,526	-		790	11,526	12,316	2,549	2002	07/03	40 years
Total Apartments Held for Investment	$ 518,534	$ 42,146	$ 563,112	$ 9,326	$ (3,180)	$ 44,887	$ 566,517	$ 611,404	$ 83,678			

AMERICAN REALTY INVESTORS, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012

		Initial Cost		Cost Capitalized Subsequent to Acquisition	Asset Impairment	Gross Amounts of Which Carried at End of Year						
Property/Location	**Encumbrances**	**Land**	**Building & Improvements**	**Improvements**	**Asset Impairment**	**Land**	**Building & Improvements**	**Total**	**Accumulated Depreciation**	**Date of Construction**	**Date Acquired**	**Life on Which Depreciation In Latest Statement of Operation is Computed**
						(dollars in thousands)						
Commercial												
225 Baronne, New Orleans, LA	$ -	$ 1,065	$ 492	$ 7,318		$ 1,065	$ 7,810	$ 8,875	$ 7,399	1960	03/98	40 years
600 Las Colinas, Las Colinas, TX	32,800	5,751	51,759	7,038		5,751	58,797	64,548	13,395	1984	08/05	40 years
1010 Common, New Orleans, LA	13,489	2,718	11,079	23,051		2,718	34,130	36,848	26,584	1971	03/98	40 years
Bridgeview Plaza, LaCrosse, WI	6,223	-	-	635		-	635	635	223	1979	03/03	40 years
Browning Place (Park West I), Farmers Branch, TX	30,723	5,096	45,868	8,146		5,096	54,014	59,110	11,455	1984	04/05	40 years
Cross County Mall, Matoon, IL	8,361	608	4,891	8,078		1,394	12,184	13,578	11,869	1971	08/79	40 years
Ergon Office Building, Jackson, MS	1,878	201	1,914	-	(1,963)	152	-	152	152	—	11/08	40 years
Fruitland Plaza, Fruitland Park, FL	-	17	-	66		17	66	83	17	—	05/92	40 years
Senlac VHP, Farmers Branch, TX	647	622	-	142		622	142	765	110	—	08/05	40 years
Sesame Square, Anchorage, AK	960	562	1,538	-		562	1,538	2,101	1,459	1981	12/81	40 years
Stanford Center, Dallas, TX	22,850	3,878	34,862	523		3,878	35,385	39,264	4,168	—	06/08	40 years
Total Commercial Held for Investment	$ 117,931	$ 20,519	$ 152,403	$ 54,999	$ (1,963)	$ 21,256	$ 204,702	$ 225,958	$ 76,831			
Land												
Audubon, Adams County, MS	-	519	-	297		815	-	815	-	—	03/07	—
Cooks Lane, Fort Worth, TX	-	1,094	-	-		1,094	-	1,094	-	—	06/04	—
Dedeaux, Gulfport, MS	1,734	1,612	-	47	(38)	1,621	-	1,621	-	—	10/06	—
Denham Springs, Denham Springs, LA	165	339	-	-		339	-	339	-	—	08/08	—
Elm Fork Land, Denton County, TX	101	516	-	-		516	-	516	-	—	03/01	—
Gautier Land, Gautier, MS	691	2,526	-	128	(298)	2,356	-	2,356	-	—	07/98	—
GNB Land, Farmers Branch, TX	14,833	4,385	-	32		4,418	-	4,418	-	—	07/06	—
Hollywood Casino Land Tract II, Farmers Branch, TX	3,440	3,131	-	381		3,512	-	3,512	-	—	03/08	—
Hunter Equities Land, Dallas, TX	-	398	-	-		398	-	398	-	—	07/08	—
Jackson Capital City Center, Jackson, MS	4,751	8,986	-	4,481	(1,310)	12,156	-	12,156	-	—	11/08	—
Kelly Lot, Farmers Branch, TX	-	81	-	-		81	-	81	-	—	04/12	—
Lacy Longhorn Land, Farmers Branch, TX	-	386	-	-		386	-	386	-	—	06/04	—
LaDue Land, Farmers Branch, TX	606	1,810	-	-		1,810	-	1,810	-	—	07/98	—
Lake Shore Villas, Humble, TX	-	81	-	3		84	-	84	-	—	03/02	—
Lubbock Land, Lubbock, TX	-	234	-	-		234	-	234	-	—	01/04	—
Luna (Carr), Farmers Branch, TX	384	589	-	-		589	-	589	-	—	07/05	—
Manhattan Land, Farmers Branch, TX	2	4,314	-	53	-	4,367	-	4,367	-	—	02/00	—
McKinney 36, Collin County, TX	3,578	1,769	-	-	(58)	1,711	-	1,711	-	—	01/98	—
McKinney Ranch Land, McKinney, TX	6,611	13,935	-	459	(2,226)	12,169	-	12,169	-	—	12/05	—
Meloy/Portage Land, Kent OH	2,055	5,119	-	-	(945)	4,174	-	4,174	-	—	02/04	—
Mira Lago, Farmers Branch, TX	-	53		15		68		68	-	—	05/01	—
Nakash, Malden, MO	-	103	-	-		103	-	103	-	—	01/93	—
Nashville, Nashville, TN	-	873	-	53		926	-	926			06/02	
Nicholson Croslin, Dallas, TX	116	63	-	-		63	-	63	-	—	10/98	—
Nicholson Mendoza, Dallas, TX	49	27	-	-		27	-	27	-	—	10/98	—
Ocean Estates, Gulfport, MS	-	1,418	-	390		1,808	-	1,808	-	—	10/07	—
Port Olpenitz, GmbH, Kappelin, Germany	655	-	-	32,175		32,175	-	32,175	-	—	12/06	—
Seminary West, Fort Worth, TX	-	146	-	-		146	-	146	-	—	07/01	—
Summer Breeze, Odessa, TX	-	687	-	-		687	-	687	-	—	06/12	—
Texas Plaza Land, Irving, TX	99	1,738	-	-	(238)	1,500	-	1,500	-	—	12/06	—
Travelers Land (178 acres), Farmers Branch, TX	27,715	24,511	-	-		24,511	-	24,511	-	—	11/06	—

Schedule III

AMERICAN REALTY INVESTORS, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012

Property/Location	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition	Asset Impairment	Gross Amounts of Which Carried at End of Year						
		Land	Building & Improvements	Improvements	Asset Impairment	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
						dollars in thousands)						
Land (cont'd)												
Travelers Land (15 acres), Farmers Branch, TX	1,777	1,913	-	-		1,913	-	1,913	-	—	11/06	—
Travis Ranch Land, Kaufman County, TX	757	1,030	-	-		1,030	-	1,030	-	—	08/08	—
Travis Ranch Retail, Kaufman City, TX	-	1,517	-	-		1,517	-	1,517	-	—	08/08	—
Union Pacific Railroad Land, Dallas, TX	-	130	-	-		130	-	130	-	—	03/04	—
US Virgin Islands - Pearl, US Virgin Islands	3,018	14,031	-	2,284		16,315	-	16,315	-	—	10/08	—
Valley View 34 (Mercer Crossing), Farmers Branch, TX	259	228	-	-		228	-	228	-	—	08/08	—
Valley View/Senlac, Farmers Branch, TX	609	780	-	-		780	-	780	-	—	12/05	—
Waco 151 Land, Waco, TX	1,218	2,106	-	-	(1,207)	899	-	899	-	—	04/07	—
Waco Swanson, Waco, TX	-	173	-	-		173	-	173	-	—	08/06	—
Walker Land (82.6 acres), Dallas County, TX	8,397	12,613	-	-		12,613	-	12,613	-	—	09/06	—
Willowick Land, Pensacola, FL	-	137	-	-		137	-	137	-	—	01/95	—
Windmill Farms I, Kaufman County, TX	33,415	50,428	-	14,256	(21,009)	43,675	-	43,675	-	—	11/06	—
Total Land Held for Development	$ 117,035	$ 166,529	$ -	$ 55,053	$ (27,327)	$ 194,254	$ -	$ 194,254	$ -			
Corporate Departments/Investments/Misc.												
TCI - Corporate	11,575	-		-		-	-	-	-	—	—	—
ARI - Corporate	23,571	-	-	16		16	-	16	16	—	—	—
Total Corporate Debt	$ 35,147	-	$ -	$ 16	$ -	$ 16	$ -	$ 16	$ 16			
Total Properties Held for Investment/Corporate Debt	**$ 788,647**	**$ 229,195**	**$ 715,515**	**$ 119,394**	**$ (32,471)**	**$ 260,413**	**$ 771,219**	**$ 1,031,632**	**$ 160,525**			
Properties Held for Sale												
Apartments												
Verandas at City View, Fort Worth, TX	18,197	1,792	18,375	1,267		1,792	19,641	21,433	4,393	2003	09/01	40 years
Total Apartments Held for Sale	$ 18,197	$ 1,792	$ 18,375	$ 1,267	$ -	$ 1,792	$ 19,641	$ 21,433	$ 4,393			
Total Properties Held for Sale	**$ 18,197**	**$ 1,792**	**$ 18,375**	**$ 1,267**	**$ -**	**$ 1,792**	**$ 19,641**	**$ 21,433**	**$ 4,393**			
Properties Subject to Sales Contract												
Apartments												
Quail Hollow, Holland, OH	11,129	1,406	12,650	41	(1,998)	1,406	10,694	12,100	1,476	2000	04/08	40 years
Total Apartment Subject to Sales Contract	$ 11,129	$ 1,406	$ 12,650	$ 41	$ (1,998)	$ 1,406	$ 10,694	$ 12,100	$ 1,476			
Commercial												
Amoco Building, New Orleans, LA	21,353	1,130	3,078	6,825		1,130	9,903	11,034	7,798	1974	07/97	40 years
Eton Square, Tulsa, OK	9,212	1,346	12,064	4,207	(2,400)	1,346	13,871	15,217	6,553	1985	09/99	40 years
Thermalloy, Farmers Branch, TX	121	791	1,061	-		791	1,061	1,852	121	—	05/08	40 years
Total Commercial Subject to Sales Contract	$ 30,686	$ 3,267	$ 16,203	$ 11,032	$ (2,400)	$ 3,267	$ 24,835	$ 28,103	$ 14,472			
Land												
Dominion Tract, Dallas, TX	1,221	2,036	-	-	(133)	1,904	-	1,904	-	—	03/99	—
Hollywood Casino Tract I, Farmers Branch, TX	2,124	3,236	-	135	(176)	3,194	-	3,194	-	—	06/02	—
Luna Ventures, Farmers Branch TX	380	2,934	-	-	-	2,934	-	2,934	-	—	04/08	—
Mansfield Land, Mansfield, TX	304	543	-	3	-	546	-	546	-	—	09/05	—
Pioneer Crossing Tract I, Austin, TX	2,875	-	-	-	-	-	-	-	-	—	03/06	
Pioneer Crossing Tract II (17.28 acres), Austin, TX	145	229	-	-	-	229	-	229	-	—	03/06	—
Senlac Land, Farmers Branch, TX	116	656	-	-	-	656	-	656	-	—	08/05	—
Sheffield Village, Grand Prairie, TX	332	1,643	-	438	-	2,082	-	2,082	-	—	09/03	—
Southwood Plantation 1394, Tallahassee, FL	600	1,209	-	113	(823)	500	-	500	-	—	02/06	—
Stanley Tools, Farmers Branch, TX	1,324	4,987	-	-	(301)	4,686	-	4,686	-	—	02/04	—
Whorton Land, Bentonville, AR	3,242	4,291	-	6	(2,997)	1,300	-	1,300	-	—	06/05	—
Total Land Subject to Sales Contract	$ 12,663	$ 21,766	$ -	$ 695	$ (4,429)	$ 18,032	$ -	$ 18,032	$ -			
Total Properties Subject to Sales Contract	**$ 54,478**	**$ 26,439**	**$ 28,853**	**$ 11,769**	**$ (8,827)**	**$ 22,704**	**$ 35,529**	**$ 58,234**	**$ 15,948**			
TOTAL: Real Estate	**$ 861,322**	**$ 257,425**	**$ 762,743**	**$ 132,429**	**$ (41,298)**	**$ 284,909**	**$ 826,390**	**$ 1,111,299**	**$ 180,866**			

SCHEDULE III
(Continued)

REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31,

	2012	2011	2010
		(dollars in thousansds)	
Reconciliation of Real Estate			
Balance at January 1,	$ 1,196,662	$ 1,541,774	$ 1,792,562
Additions			
Acquisitions, improvements and construction	11,860	56,505	74,796
Deductions			
Sale of real estate	(89,978)	(411,593)	(268,616)
Asset impairments	(7,245)	9,976	(56,968)
Balance at December 31,	$ 1,111,299	$ 1,196,662	$ 1,541,774
Reconciliation of Accumulated Depreciation			
Balance at January 1,	$ 170,032	$ 209,189	$ 211,041
Additions			
Depreciation	22,494	11,990	26,370
Deductions			
Sale of real estate	(11,660)	(51,147)	(28,222)
Balance at December 31,	$ 180,866	$ 170,032	$ 209,189

AMERICAN REALTY INVESTORS, INC.
MORTGAGE LOANS ON REAL ESTATE
December 31, 2012

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
JUNIOR MORTGAGE LOANS							
2410 Partnership	10.00%	09/17	Interest only paid quarterly.	-	145	145	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Christine Tunney	10.00%	09/17	Interest only paid quarterly.	-	48	48	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Compton Partners	10.00%	09/17	Interest only paid quarterly.	-	289	289	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
David Monier	10.00%	09/17	Interest only paid quarterly.	-	96	96	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Earl Samson	10.00%	09/17	Interest only paid quarterly.	-	96	96	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Edward Samson	10.00%	09/17	Interest only paid quarterly.	-	96	96	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Hammon Operating Corporation	10.00%	09/17	Interest only paid quarterly.	-	193	193	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Harold Wolfe	10.00%	09/17	Interest only paid quarterly.	-	193	193	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Herrick Partners	10.00%	09/17	Interest only paid quarterly.	-	91	91	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Mary Ann MacLean	10.00%	09/17	Interest only paid quarterly.	-	193	193	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Michael Monier	10.00%	09/17	Interest only paid quarterly.	-	304	304	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Michale Witte	10.00%	09/17	Interest only paid quarterly.	-	96	96	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Miscellaneous Non-Related Party	Various	Various		-	1,624	2,082	-
Various Security Interest							
Miscellaneous Related Party	Various	Various		7,140	7,608	2,319	-
Various Security Interest							

AMERICAN REALTY INVESTORS, INC.
MORTGAGE LOANS ON REAL ESTATE
December 31, 2012

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
Palmer Brown Madden	10.00%	09/17	Interest only paid quarterly.	-	96	96	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Peter Van Dyk Berg	10.00%	09/17	Interest only paid quarterly.	-	193	193	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Quintin Smith Jr.	10.00%	09/17	Interest only paid quarterly.	-	193	193	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Richard Schmaltz	10.00%	09/17	Interest only paid quarterly.	-	203	203	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Robert Baylis	10.00%	09/17	Interest only paid quarterly.	-	193	193	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Sherman Bull	10.00%	09/17	Interest only paid quarterly.	-	193	193	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Summer Breeze I-V, LLC	5.00%	09/13	Interest and principal due at maturity.	-	2,590	2,590	
6% Class A and 25% Class B Limited Partner Interests							
Trust - Brett & Nicole Monier	10.00%	09/17	Interest only paid quarterly.	-	32	32	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Trust - David Monier	10.00%	09/17	Interest only paid quarterly.	-	32	32	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Trust - Joseph Monier	10.00%	09/17	Interest only paid quarterly.	-	32	32	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Unified Housing Foundation, Inc. (Cliffs of El Dorado/UH of McKinney,LLC)	5.25%	12/27	Excess cash flow	13,386	1,337	2,097	-
100% Interest in UH of Mckinney, LLC							
Unified Housing Foundation, Inc. (Echo Station/UH of Temple,LLC)	5.25%	12/27	Excess cash flow	10,075	1,668	1,481	-
100% Interest in UH of Temple, LLC							
Unified Housing Foundation, Inc. (Inwood on the Park/UH of Inwood,LLC)	5.25%	12/27	Excess cash flow	23,093	2,800	5,059	-
100% Interest in UH of Inwood, LLC							
Unified Housing Foundation, Inc. (Kensington Park/UH of Kensington,LLC)	5.25%	12/27	Excess cash flow	19,098	1,925	3,936	-
100% Interest in UH of Kensington, LLC							
Unified Housing Foundation, Inc. (Lakeshore Villas/HFS of Humble,LLC) (31.5% of cash flow)	5.25%	12/27	Excess cash flow	16,313	6,363	6,363	-
Interest in Unified Housing Foundation Inc.							

SCHEDULE IV
(Continued)

AMERICAN REALTY INVESTORS, INC.
MORTGAGE LOANS ON REAL ESTATE
December 31, 2012

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
Unified Housing Foundation, Inc. (Lakeshore Villas/HFS of Humble,LLC)	5.25%	12/27	Excess cash flow	16,313	1,320	2,733	-
100% Interest in HFS of Humble, LLC							
Unified Housing Foundation, Inc. (Limestone Canyon/UH of Austin,LLC)	5.25%	12/27	Excess cash flow	13,637	3,300	4,663	-
100% Interest in UH of Austin, LLC							
Unified Housing Foundation, Inc. (Limestone Canyon/UH of Austin,LLC)	5.25%	07/15	Excess cash flow	13,637	1,871	3,057	-
100% Interest in UH of Austin, LLC							
Unified Housing Foundation, Inc. (Limestone Ranch/UH of Vista Ridge,LLC)	5.25%	12/27	Excess cash flow	12,683	6,000	8,250	
100% Interest in UH of Vista Ridge, LLC							
Unified Housing Foundation, Inc. (Parkside Crossing/UH of Parkside Crossing,LLC)	5.25%	12/27	Excess cash flow	11,240	1,223	2,272	-
100% Interest in UH of Parkside Crossing, LLC							
Unified Housing Foundation, Inc. (Sendero Ridge)	5.25%	12/27	Excess cash flow	23,853	6,942	9,986	-
100% Interest in UH of Sendero Ridge, LLC							
Unified Housing Foundation, Inc. (Timbers at the Park/UH of Terrell,LLC)	5.25%	12/27	Excess cash flow	7,588	1,323	1,323	-
100% Interest in UH of Terrell, LLC							
Unified Housing Foundation, Inc. (Tivoli)	5.25%	12/27	Excess cash flow	10,410	6,140	7,966	-
100% Interest in UH of Tivoli, LLC							
Unified Housing Foundation, Inc. (Reserve at White Rock I)	5.25%	12/27	Excess cash flow	15,283	1,426	2,485	-
100% Interest in UH of Harvest Hill I, LLC							
Unified Housing Foundation, Inc. (Reserve at White Rock II)	5.25%	12/27	Excess cash flow	14,564	1,430	2,555	-
100% Interest in UH of Harvest Hill, LLC							
Unified Housing Foundation, Inc. (Trails at White Rock)	5.25%	12/27	Excess cash flow	22,579	2,127	3,815	-
100% Interest in UH of Harvest Hill III, LLC							
William Ingram	10.00%	09/17	Interest only paid quarterly.	-	96	96	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
William Urkiel	10.00%	09/17	Interest only paid quarterly.	-	96	96	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							
Willingham Trust	10.00%	09/17	Interest only paid quarterly.	-	96	96	-
Class A limited partnership interests in Edina Park Plaza Associates, L.P.							

AMERICAN REALTY INVESTORS, INC.
MORTGAGE LOANS ON REAL ESTATE
December 31, 2012

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
UNSECURED LOANS							
One Realco Corporation [1]	3.00%	1/17	Interest and principal due at maturity.	-	10,000	10,000	-
Realty Advisors Management, Inc.	4.00%	12/16	Interest only paid quarterly.	-	20,387	20,387	-
Leman Development, Ltd. [1]	0.00%	N/A		-	1,500	1,500	-
Tracy Suttles [1]	18.00%	11/13	Interest and principal due at maturity.	-	2,147	1,077	-
Unified Housing Foundation, Inc. (Lakeshore Villas/HFS of Humble,LLC) (68.5% of cash flow)	5.25%	12/27	Excess cash flow	16,313	2,000	2,000	-
Unified Housing Foundation, Inc.	5.00%	12/13	Interest and principal due at maturity.	-	6,000	6,000	-
				$220,942	$ 104,346	$ 119,291	$ -
					Accrued interest	5,882	
					Allowance for estimated losses	(21,704)	
						$ 103,469	

(1) Fully reserved

AMERICAN REALTY INVESTORS, INC.
MORTGAGE LOAN RECEIVABLES ON REAL ESTATE
As of December 31,

	2012	2011	2010
Balance at January 1,	$ 114,923	$ 102,962	$ 94,980
Additions			
New Mortgage Loans	18,590	22,968	29,309
Funding of Existing Loans	1	-	12,315
Increase (Decrease) of interest receivable on mortgage loans	(2,749)	3,822	6,315
Deductions			
Collection of principal	(3,913)	(8,252)	(11,121)
Conversion to property interest	-	-	-
Non-Cash Reductions	(1,679)	(1,007)	(28,836)
Cost of mortgages sold	-	(5,570)	-
Balance at December 31,	$ 125,173	$ 114,923	$ 102,962

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A(T). *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Principal Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention of overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessments and those criteria, management has concluded that Company's internal control over financial reporting was effective as of December 31, 2012.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial report. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

In preparation for management's report on internal control over financial reporting, we documented and tested the design and operating effectiveness of our internal control over financial reporting. There were no changes in our internal controls over financial reporting (as such term is defined in Exchange Act Rule 13a-15 (f)) that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

The affairs of ARL are managed by a Board of Directors. The Directors are elected at the annual meeting of stockholders or are appointed by the incumbent Board and serve until the next annual meeting of stockholders or until a successor has been elected or appointed.

It is the Board's objective that a majority of the Board consists of independent directors. For a Director to be considered independent, the Board must determine that the Director does not have any direct or indirect material relationship with ARL. The Board has established guidelines to assist it in determining director independence which conform to, or are more exacting than, the independence requirements in the New York Stock Exchange listing rules. The independence guidelines are set forth in ARL's "Corporate Governance Guidelines". The text of this document has been posted on ARL's Internet website at http://www.amrealtytrust.com and is available in print to any shareholder who requests it. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independence determination.

ARL has adopted a code of conduct that applies to all Directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. Stockholders may find our code of conduct on our website by going to our website address at http://www.amrealtytrust.com. We will post any amendments to the code of conduct, as well as any waivers that are required to be disclosed by the rules of the SEC or the New York Stock Exchange, on our website.

Our Board of Directors has adopted charters for our Audit, Compensation, and Governance and Nominating Committees of the Board of Directors. Stockholders may find these documents on our website by going to the website address at http://www.amrealtytrust.com. You may also obtain a printed copy of the materials referred to by contacting us at the following address:

American Realty Investors, Inc.
Attn: Investor Relations
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234
Telephone: 469-522-4200

All members of the Audit Committee and the Governance and Nominating Committee must be independent directors. Members of the Audit Committee must also satisfy additional independence requirements, which provide (i) that they may not accept, directly or indirectly, any consulting, advisory, or compensatory fee from ARL or any of its subsidiaries other than their Director's compensation (other than in their capacity as a member of the Audit Committee, the Board of Directors, or any other committee of the Board), and (ii) no member of the Audit Committee may be an "affiliated person" of ARL or any of its subsidiaries, as defined by the Securities and Exchange Commission.

The current Directors of ARL are listed below, together with their ages, terms of service, all positions and offices with ARL, its former advisor, Prime, or current advisor Pillar, which took over as contractual advisor for Prime on April 30, 2011, their principal occupations, business experience, and directorships with other companies during the last five years or more. The designation "affiliated," when used below with respect to a Director, means that the Director is an officer, director, or employee of Pillar, an officer of the Company, or an officer or director of a related party of the Company. The designation "independent," when used below with respect to a Director, means that the Director is neither an officer of the Company nor a director, officer, or employee of Pillar (but may be a director of the Company), although the Company may have certain business or professional relationships with such Director as discussed in Part III, Item 13. "Certain Relationships and Related Transactions and Director Independence".

HENRY A. BUTLER: Age 62, Director (Affiliated) (since July 2003) and Chairman of the Board since May 2009.

Mr. Butler is Vice President Land Sales for Pillar Income Asset Management, LLC ("Pillar") since April 30, 2011, and its predecessor, Prime (since July 2003). Mr. Butler was owner/operator (1989 to 1991) of Butler Interests Inc. Mr. Butler is Chairman of the Board (since May 28, 2009) and a Director (since July 2003) of the Company. He is also Chairman of the Board (since May 2009) and a Director (since December 2001) of TCI and Chairman of the Board (since May 2011) and a Director (December 2001 to July 2003) and again (since February 2011) of IOT.

ROBERT A. JAKUSZEWSKI: Age 50, Director (Independent) (since November 2005).

Mr. Jakuszewski is currently the Senior Medical Liaison for Vein Clinics of America. Mr. Jakuszewski was Vice President of Sales and Marketing (September 1998 to December 2012) of New Horizon Communications, Inc. a Consultant (January 1998 to September 1998) for New Horizon Communications, Inc.; Regional Sales Manager (1996-1998) of Continental Funding; Territory Manager (1992-1996) of Sigvaris, Inc.; Senior Sales Representative (1998-1992) of Mead Johnson Nutritional Division, USPNG; and Sales Representative (1986-1987) of Muro Pharmaceutical, Inc. Mr. Jakuszewski has been a Director of the Company since his election on March 16, 2004. He is also a director of TCI (since November 22, 2005) and a Director of IOT (since March 16, 2004).

SHARON HUNT, Age 70, Director (Independent) (since October 2011).

Ms. Hunt is a licensed Realtor in Arkansas with Keystone Realty. She was President and Owner of Sharon's Pretzels, Inc. (until sold in 1997) a Dallas food products entity; Director (1991 to 2000) of a 501(c)(3) non-profit corporation involved in the acquisition, renovation and operation of real estate. Ms. Hunt was a Director of the Company from February 20, 2004 to January 31, 2011, and was re-elected as a Director on October 25, 2011. She was a Director (February 20, 2004 to January 31, 2011) and again (since October 25, 2011) of TCI and elected as a Director of IOT on October 25, 2011.

TED R. MUNSELLE: Age 57, Director (Independent) (since February 2004).

Mr. Munselle is Vice President and Chief Financial Officer (since October 1998) of Landmark Nurseries, Inc. On February 17, 2012, he was appointed as a member of the Board of Directors for Spindletop Oil & Gas Company and as Chairman of their Audit Committee. Spindletop's stock is traded on the Over-the-Counter (OTC) market. He was President (December 2004 to August 2007) of Applied Educational Opportunities LLC, an educational organization which had career training schools located in the cities of Richardson and Tyler, Texas. He is a certified public accountant (since 1980) who was employed as an Audit Partner in two Dallas, Texas based CPA firms (1986 to 1998), as an Audit Manager at Grant Thornton, LLP (1983 to 1986) and as Audit Staff to Audit Supervisor at Laventhol & Horwath (1977 to 1983). Mr. Munselle was elected as a director of the Company on February 20, 2004. He was also elected as a Director of TCI (since February 20, 2004) and a Director of IOT (since May 21, 2009). Mr. Munselle is qualified as an Audit Committee financial expert within the meaning of SEC regulations and the Board of Directors of ARL has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

Board Meetings and Committees

The Board of Directors held five meetings during 2012. For such year, no incumbent Director attended fewer than 94% of the aggregate of (1) the total number of meetings held by the Board during the period for which he/she had been a Director and (2) the total number of meetings held by all committees of the Board on which he/she served during the periods that he/she served. Under ARL's Corporate Governance Guidelines, each Director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including by attending meetings of the stockholders of the Company, the Board and Committees of which he is a member

The Board of Directors has standing Audit, Compensation, and Governance and Nominating Committees.

Audit Committee. The current Audit Committee was formed on February 19, 2004, and its function is to review ARL's operating and accounting procedures. The charter of the Audit Committee has also been adopted by the Board. The charter of the Audit Committee was adopted on February 19, 2004 and is available on the company's investor relations website (www.amrealtytrust.com). The Audit Committee is an "audit committee" for purposes of Section 3(a) (58) of the Securities Exchange Act of 1934. The current members of the Audit Committee, all of whom are independent within the meaning of the SEC Regulations, the listing standards of the New York Stock Exchange, Inc., and ARL's Corporate Governance Guidelines, are Messrs. Jakuszewski and Munselle (Chairman) and Ms. Hunt. Mr. Ted R. Munselle, a member of the Committee, is qualified as an Audit Committee financial expert within the meaning of SEC Regulations, and the Board has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the New York Stock Exchange, Inc. All of the members of the Audit Committee meet the experience requirements of the listing standards of the listing standards of the New York Stock Exchange. The Audit Committee met five times during 2012.

Governance and Nominating Committee. The Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of ARL's Corporate Governance Guidelines. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board's annual review of director independence and the Board's performance self-evaluation. The Charter of the Governance and Nominating Committee was adopted on March 22, 2004. The current members of the Committee are Messrs. Jakuszewski (Chairman), and Munselle and Ms. Hunt. The Governance and Nominating Committee met once during 2012.

Compensation Committee. The Compensation Committee is responsible for overseeing the policies of the Company relating to compensation to be paid by the Company to the Company's principal executive officer and any other officers designated by the Board and make recommendations to the Board with respect to such policies, produce necessary reports and executive compensation for inclusion in the Company's Proxy Statement in accordance with applicable rules and regulations and to monitor the development and implementation of succession plans for the principal executive officers and other key executives and make recommendations to the Board with respect to such plans. The charter of the Compensation Committee was adopted on March 22, 2004, and is available on the Company's Investor Relations website (www.amrealtytrust.com). The current members of the Compensation Committee are Ms. Hunt (Chairman) and Messrs. Jakuszewski and Munselle. All of the members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE and the Company's Corporate Governance Guidelines. The Compensation Committee is to be comprised of at least two directors who are independent of Management and the Company. The Compensation Committee met once during 2012.

The members of the Board of Directors on the date of this Report and the Committees of the Board on which they serve are identified below:

	Audit Committee	Governance and Nominating Committee	Compensation Committee
Sharon Hunt	X	X	Chair
Robert A. Jakuszewski	X	Chair	X
Ted R. Munselle	Chair	X	X
Henry A. Butler			

Presiding Director

In March 2004, the Board created a new position of presiding director, whose primary responsibility is to preside over periodic executive sessions of the Board in which Management directors and other members of Management do not participate. The presiding director also advises the Chairman of the Board and, as appropriate, Committee Chairs with respect to agendas and information needs relating to Board and Committee meetings, provides advice with respect to the selection of Committee Chairs and performs other duties that the Board may from time to time delegate to assist the Board in fulfillment of its responsibilities.

In May, 2012, the non-management members of the Board designated Ted R. Munselle as presiding director to serve in this position until the Company's annual meeting of stockholders to be held following the fiscal year ended December 31, 2012.

Determination of Director's Independence

In February 2004, the Board adopted its Corporate Governance Guidelines. The Guidelines adopted by the Board meet or exceed the new listing standards adopted during that year by the New York Stock Exchange. The full text of the Guidelines can be found on the Company's Investor Relations website (www.amrealtytrust.com).

Pursuant to the Guidelines, the Board undertook its annual review of director independence in March 2012, and during this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and ARL and its subsidiaries and related parties, including those reported under Certain Relationships and Related Transactions below. The Board also examined transactions and relationships between directors or their related parties and members of ARL's senior management or their related parties. As provided in the Guidelines, the purpose of such review was to determine whether such relationships or transactions were inconsistent with the determination that the director is independent.

As a result of this review, the Board affirmatively determined of the then directors, Messrs. Munselle and Jakuszewski and Ms. Hunt are each independent of the Company and its Management under the standards set forth in the Corporate Governance Guidelines.

Executive Officers

Executive officers of the Company are listed below, all except one of whom are employed by Pillar. Mr. Bertcher is employed by New Concept Energy, Inc ("NCE"). None of the executive officers receive any direct remuneration from the Company nor do any hold any options granted by the Company. Their positions with the Company are not subject to a vote of stockholders. In addition to the following executive officers, the Company has several vice presidents and assistant secretaries who are not listed herein. The ages, terms of service and all positions and offices with the Company, Prime, Pillar, other related entities, other principal occupations, business experience and directorships with other publicly held companies during the last five years or more are set forth below. No family relationships exist among any of the executive officers or directors of the Company.

DANIEL J. MOOS, 62

President (since April 2007) and Chief Executive Officer (effective March 2010) of ARL, TCI, IOT and (effective March 2007) of Prime and (effective April 30, 2011) of Pillar; Senior Vice President and Business Line Manager of U.S. Bank (NYSE) working out of their offices in Houston, Texas from 2003 to April 2007; Executive Vice President and Chief Financial Officer, Fleetcor Technologies a privately held transaction processing company that was headquartered in New Orleans, Louisiana from 1998 to 2003; Senior Vice President and Chief Financial Officer, ICSA a privately held internet security and information company headquartered in Carlisle, Pennsylvania from 1996 to 1998; and for more than five years prior thereto was employed in various financial and operating roles for PhoneTel Technologies, Inc. which was a publicly traded telecommunication company on the American Stock Exchange headquartered in Cleveland, Ohio (1992 to 1996) and LDI which was a publicly traded computer equipment sales/service and asset leasing company listed on the NASDAQ and headquartered in Corporation of Cleveland, Ohio.

GENE S. BERTCHER, 64

Executive Vice President (since February 2008) and Chief Financial Officer (since Oct. 28, 2009) of the Company, TCI and IOT. Mr. Bertcher is also Chief Executive Officer (from December 2006 to present), Chief Financial Officer (since November 1989) and a Director (from November 1989 to September 1996 and from June 1999 to present) of New Concept Energy, Inc. ("NCE"), a Nevada corporation which has its common stock listed on the American Stock Exchange. Mr. Bertcher has been employed by NCE since November 1989. He has been a Certified Public Accountant since 1973.

LOUIS J. CORNA, 65

Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (October 2001 to February 2004), Executive Vice President—Tax and Chief Financial Officer (June 2001 to October 2001) and Senior Vice President—Tax (December 2000 to June 2001) of ARL, TCI, IOT and BCM; Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (July 2003 to February 2004) of Prime and (effective April 30, 2011) of Pillar and Prime; Private Attorney (January 2000 to December 2000); Vice President—Taxes and Assistant Treasurer (March 1998 to January 2000) of IMC Global, Inc.; Vice President—Taxes (July 1991 to February 1998) of Whitman Corporation. Mr. Corna was also a Director and Vice President (June 2004 to December 2010) and Secretary (January 2005 to December 2010) of First Equity Properties, Inc., a Nevada corporation with securities registered under Section 12(g) of the Exchange Act.

ALFRED CROZIER, 61

Executive Vice President—Residential Development (since November 2006) of Prime and (effective April 30, 2011) of Pillar, ARL, TCI and IOT; Managing Director of Development for Woodmont Investment Company GP, LLC of Dallas, Texas from November 2005 to November 2006; President of Sterling Builders, Inc. of Spring, Texas from October 2003 to November 2005; Vice President of Westchase Construction, Ltd. of Houston, Texas from August 2001 to September 2003. For more than five years prior thereto, Mr. Crozier was employed by various firms in the construction industry including, Trammell Crow Residential (February 1995 through February 2000) and The Finger Companies (August 1991 through February 1995).

Officers

Although not an executive officer of the Company, Daeho Kim currently serves as Treasurer. His position with the Company is not subject to a vote of stockholders. His age, term of service and all positions and offices with the Company, other principal occupations, business experience and relationships with other entities during the last five years or more are set forth below.

DAEHO KIM, 36

Treasurer (since October 29, 2008) of ARL, TCI and IOT. For more than five years prior thereto, Mr. Kim was employed by Prime and (effective April 30, 2011) of Pillar in various financial capacities including Cash Manager and Assistant Director of Capital Markets.

AIMEE COLE, 33

Vice President, Corporate Controller (Since October 2011) of ARL, TCI and IOT. For five years prior thereto, Ms. Cole was employed by Pillar (effective April 30, 2011) or Prime (since May 2008) in various accounting capacities including Senior Controller and Accounting Manager. For more than seven years prior thereto, Ms. Cole was employed by Eenhoorn, LLC, a property management and investment company, in various accounting capacities, including Controller (January 2001 through February 2008).

Code of Ethics

ARL has adopted a code of ethics entitled "Code of Business Conduct and Ethics" that applies to all directors, officers, and employees (including those of the contractual Advisor to ARL). In addition, ARL has adopted a code of ethics entitled "Code of Ethics for Senior Financial Officers" that applies to the principal executive officer, president, principal financial officer, chief financial officer, principal accounting officer, and controller. The text of these documents has been posted on ARL's internet website at http://www.amrealtytrust.com and are available in print to any stockholder who requests them.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Under the securities laws of the United States, ARL's Directors, executive officers, and any persons holding more than 10% of ARL's shares of common stock are required to report their ownership and any changes in that ownership to the Securities and Exchange Commission (the "Commission"). Specific due dates for these reports have been established and ARL is required to report any failure to file by these dates. All of these filing requirements were satisfied by ARL's directors and executive officers and 10% holders during the fiscal year ended December 31, 2012. In making these statements, ARL has relied on the written representations of its incumbent Directors and executive officers and its 10% holders and copies of the reports that they have filed with the Commission.

The Advisor

Pillar Income Asset Management, Inc. ("Pillar") has been ARL's Advisor and Cash Manager since April 30, 2011. Although the Board of Directors is directly responsible for managing the affairs of ARL, and for setting the policies which guide it, the day-to-day operations of ARL are performed by Pillar, as the contractual advisor, under the supervision of the Board. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities and arranging debt and equity financing for the Company with third party lenders and investors. Additionally, Pillar serves as a consultant to the Board with regard to their decisions in connection with ARL's business plan and investment policy. Pillar also serves as an Advisor and Cash Manager to TCI and IOT. As the contractual advisor, Pillar is compensated by ARL under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". ARL has no employees and as such, employees of Pillar render services to ARL in accordance with the terms of the Advisory Agreement.

Pillar is a Nevada corporation, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust.

The May Trust is a Trust, the beneficiaries of which are the children of Gene E. Phillips. Gene E. Phillips is not an officer, manager or Director of Pillar, Prime, PIAMI, Realty Advisors, LLC, Realty Advisors, Inc., Realty Advisors Management, Inc. or ARL, nor is he a Trustee of the May Trust.

Under the Advisory Agreement, Pillar is required to annually formulate and submit, for Board approval, a budget and business plan containing a twelve-month forecast of operations and cash flow, a general plan for asset sales and purchases, lending, foreclosure and borrowing activity, and other investments. Pillar is required to report quarterly to the Board on ARL's performance against the business plan. In addition, all transactions require prior Board approval, unless they are explicitly provided for in the approved business plan or are made pursuant to authority expressly delegated to Pillar by the Board.

The Advisory Agreement also requires prior Board approval for the retention of all consultants and third party professionals, other than legal counsel. The Advisory Agreement provides that Pillar shall be deemed to be in a fiduciary relationship to the ARL stockholders; contains a broad standard governing Pillar's liability for losses incurred by ARL; and contains guidelines for Pillar's allocation of investment opportunities as among itself, ARL and other entities it advises. Pillar is a company of which Messrs. Moos, Bertcher, Corna, and Crozier serve as executive officers.

The Advisory Agreement with Pillar provides for Pillar to be responsible for the day-to-day operations of ARL and for Pillar to receive, as compensation for basic management and advisory services, a gross asset fee of 0.0625% per month (0.75% per annum) of the average of the gross asset value (total assets less allowance for amortization, depreciation or depletion and valuation reserves).

In addition to base compensation, Pillar receives the following forms of additional compensation:

(1) an annual net income fee equal to 7.5% of ARL's net income as an incentive for successful investment and management of the Company's assets;

(2) an annual incentive sales fee to encourage periodic sales of appreciated real property at optimum value equal to 10.0% of the amount, if any, by which the aggregate sales consideration for all real estate sold by ARL during such fiscal year exceeds the sum of:

(a) the cost of each such property as originally recorded in ARL's books for tax purposes (without deduction for depreciation, amortization or reserve for losses);

(b) capital improvements made to such assets during the period owned; and

(c) all closing costs (including real estate commissions) incurred in the sale of such real estate; provided however, no incentive fee shall be paid unless (a) such real estate sold in such fiscal year, in the aggregate, has produced an 8.0% simple annual return on the net investment including capital improvements, calculated over the holding period before depreciation and inclusive of operating income and sales consideration, and (b) the aggregate net operating income from all real estate owned for each of the prior and current fiscal years shall be at least 5.0% higher in the current fiscal year than in the prior fiscal year;

(3) an acquisition commission, from an unaffiliated party of any existing mortgage or loan, for supervising the acquisition, purchase or long-term lease of real estate equal to the lesser of:

(a) up to 1.0% of the cost of acquisition, inclusive of commissions, if any, paid to non-affiliated brokers; or

(b) the compensation customarily charged in arm's-length transactions by others rendering similar property acquisition services as an ongoing public activity in the same geographical location and for comparable property, provided that the aggregate purchase price of each property (including acquisition fees and real estate brokerage commissions) may not exceed such property's appraised value at acquisition;

(4) a construction fee equal to 6.0% of the so-called "hard costs" only of any costs of construction on a completed basis, based upon amounts set forth as approved on any architect's certificate issued in connection with such construction, which fee is payable at such time as the applicable architect certifies other costs for payment to third parties. The phrase "hard costs" means all actual costs of construction paid to contractors, subcontractors and third parties for materials or labor performed as part of the construction but does not include items generally regarded as "soft costs," which are consulting fees, attorneys' fees, architectural fees, permit fees and fees of other professionals; and

(5) reimbursement of certain expenses incurred by the advisor in the performance of advisory services.

The Advisory Agreement also provides that Pillar receive the following forms of compensation:

(1) a mortgage or loan acquisition fee with respect to the acquisition or purchase from an unaffiliated party of any existing mortgage loan by ARL equal to the lesser of:

(a) 1.0% of the amount of the mortgage or loan purchased; or

(b) a brokerage or commitment fee which is reasonable and fair under the circumstances. Such fee will not be paid in connection with the origination or funding of any mortgage loan by ARL; and

(2) a mortgage brokerage and equity refinancing fee for obtaining loans or refinancing on properties equal to the lesser of:

(a) 1.0% of the amount of the loan or the amount refinanced; or

(b) a brokerage or refinancing fee which is reasonable and fair under the circumstances; provided, however, that no such fee shall be paid on loans from Pillar without the approval of ARL's Board of Directors. No fee shall be paid on loan extensions.

Under the ARL Advisory Agreement, all or a portion of the annual advisory fee must be refunded by the Advisor if the operating expenses of ARL (as defined in the Advisory Agreement) exceed certain limits specified in the Advisory Agreement based on the book value, net asset value, and net income of ARL during the fiscal year.

The ARL Advisory Agreement requires Pillar to pay to ARL one-half of any compensation received from third parties with respect to the origination, placement or brokerage of any loan made by ARL; provided, however, that the compensation retained by Pillar shall not exceed the lesser of (1) 2.0% of the amount of the loan commitment or (2) a loan brokerage and commitment fee which is reasonable and fair under the circumstances.

The ARL Advisory Agreement further provides that Pillar shall bear the cost of certain expenses of its employees, excluding fees paid to ARL's Directors; rent and other office expenses of both Pillar and ARL (unless ARL maintains office space separate from that of Pillar); costs not directly identifiable to ARL's assets, liabilities, operations, business or financial affairs; and miscellaneous administrative expenses relating to the performance by Pillar of its duties under the Advisory Agreement.

If and to the extent that ARL shall request Pillar, or any director, officer, partner, or employee of Pillar, to render services for ARL other than those required to be rendered by the Advisory Agreement, Pillar separately would be compensated for such additional services on terms to be agreed upon between such party and ARL from time to time. As discussed below, under "Property Management and Real Estate Brokerage," effective January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties and provides brokerage services under similar terms as the previous agreements with Triad and Regis Realty I.

ARL entered into a Cash Management Agreement with Pillar on April 30, 2011 and terminated the previous agreement with Prime. The Company and Pillar entered into a Cash Management Agreement to further define the administration of the Company's day-to-day investment operations, relationship contacts, flow of funds and deposit and borrowing of funds. Under the Cash Management Agreement, all funds of the Company are delivered to Pillar which has a deposit liability to the Company and is responsible for payment of all payables and investment of all excess funds which earn interest at the Wall Street Journal Prime Rate plus 1.0% per annum, as set quarterly on the first day of each calendar quarter. Borrowings for the benefit of the Company bear the same interest rate. The term of the Cash Management Agreement is coterminous with the Advisory Agreement, and is automatically renewed each year unless terminated with the Advisory Agreement. ARL's management believes that the terms of the Advisory Agreement are at least as fair as could be obtained from unaffiliated third parties.

Situations may develop in which the interests of ARL are in conflict with those of one or more directors or officers in their individual capacities, or of Pillar, or of their respective related parties. In addition to services performed for ARL, as described above, Pillar actively provides similar services as agent for, and advisor to, other real estate enterprises, including persons and entities involved in real estate development and financing, including TCI and IOT. The Advisory Agreement provides that Pillar may also serve as advisor to other entities.

As Advisor, Pillar is a fiduciary of ARL's public investors. In determining to which entity a particular investment opportunity will be allocated, Pillar will consider the respective investment objectives of each entity and the appropriateness of a particular investment in light of each such entity's existing mortgage note and real estate portfolios and business plan. To the extent any particular investment opportunity is appropriate to more than one such entity, such investment opportunity will be allocated to the entity that has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among various entities. See Part III, Item 13 "Certain Relationships and Related Transactions, and Director Independence."

The terms of TCI's Advisory and Cash Management Agreements with Pillar are substantially the same as those of ARL's Advisory and Cash Management Agreements.

Pillar may assign the Advisory Agreement only with the prior consent of ARL.

The managers and principal officers of Pillar are set forth below:

Name	Managers/Officer(s)
Daniel J. Moos	President and Chief Executive Officer
Gene S. Bertcher	Executive Vice President, Chief Financial Officer
Louis J. Corna	Executive Vice President, Secretary, Tax Counsel, General Legal Counsel
Alfred Crozier	Executive Vice President, Residential Construction
Mickey N. Phillips	Manager
Ryan T. Phillips	Manager

ARL had an Advisory Agreement with Prime Income Asset Management, LLC ("Prime") until April 30, 2011 when the agreement with was terminated. During that period, Prime was a single member Nevada limited liability company, the sole member of which was Prime Income Asset Management, Inc. ("PIAMI"), the sole shareholder of which was Realty Advisors, LLC, a Nevada limited liability company, the sole member of which was Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which was Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which was a trust known as the May Trust.

The previous Advisory Agreement with Prime provided for Prime to be responsible for the day-to-day operations of ARL and to receive a monthly base compensation at the rate of 0.0625% per month (0.75% on an annualized basis) of Average Invested Assets.

In addition to base compensation, Prime received the following forms of additional compensation:

1) an acquisition fee for locating, leasing or purchasing real estate for ARL in an amount equal to the lesser of (a) the amount of compensation customarily charged in similar arm's-length transactions or (b) up to 6.0% of the costs of acquisition, inclusive of commissions, if any, paid to non-affiliated brokers;

2) a disposition fee for the sale of each equity investment in real estate in an amount equal to the lesser of (a) the amount of compensation customarily charged in similar arm's-length transactions or (b) 3.0% of the sales price of each property, exclusive of fees, if any, paid to non-affiliated brokers;

3) a loan arrangement fee in an amount equal to 1.0% of the principal amount of any loan made to ARL arranged by Prime;

4) an incentive fee equal to 10.0% of net income for the year in excess of a 10.0% return on stockholders' equity, and 10.0% of the excess of net capital gains over net capital losses, if any, realized from sales of assets;

5) a mortgage placement fee, on mortgage loans originated or purchased, equal to 50.0%, measured on a cumulative basis, of the total amount of mortgage origination and placement fees on mortgage loans advanced by ARL for the fiscal year; and

6) a construction management fee equal to 6.0% of the so-called "hard costs" only of any costs of construction on a completed basis, based upon amounts set forth as approved on any architect's certificate issued in connection with such construction, which fee is payable at such time as the applicable architect certifies other costs for payment to third parties.

Property Management

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties for a fee of 3.0% or less of the monthly gross rents collected on the commercial properties it manages, and leasing commissions of 6.0% or less in accordance with the terms of its property-level management agreement. Regis Hotel I, LLC, managed the Company's hotel investments.

Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. The general partner of Triad was PIAMI. The limited partner of Triad was HRS Holdings, LLC. ("HRSH") Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"), the sole member of which was HRSH, and was entitled to receive property management fees, construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis Hotel I, LLC, managed the Company's hotel investments.

ARL engages third-party companies to lease and manage our apartment properties for a fee of 6.0% or less of the monthly gross rents collected on the residential properties under their management.

Real Estate Brokerage

Regis also provides real estate brokerage services to ARL and receives brokerage commissions of 3% or less of transaction amounts.

TCI's brokerage agreement differs from ARL with the following sliding scale of total fees to be paid:

(1) maximum fee of 4.5% on the first $2.0 million of any purchase or sale transaction of which no more than 3.5% is to be paid to Regis;

(2) maximum fee of 3.5% on transaction amounts between $2.0 million-$5.0 million of which no more than 3.0% is to be paid to Regis;

(3) maximum fee of 2.5% on transaction amounts between $5.0 million-$10.0 million of which no more than 2.0% is to be paid to Regis; and

(4) a maximum fee of 2.0% on transaction amounts in excess of $10.0 million of which no more than 1.5% is to be paid to Regis.

ITEM 11. *EXECUTIVE COMPENSATION*

ARL has no employees, payroll, or benefit plans, and pays no compensation to its executive officers. The Directors and executive officers of ARL, who are also officers or employees of Pillar, ARL's advisor, are compensated by Pillar. Such affiliated Directors and executive officers perform a variety of services for Pillar and the amount of their compensation is determined solely by Pillar. Pillar does not allocate the cash compensation of its officers among the various entities for which it serves as advisor. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance" for a more detailed discussion of compensation payable to Pillar by ARL.

The only remuneration paid by ARL is to those directors who are not officers or employees of Pillar or its related companies. The Independent Directors (1) review the business plan of ARL to determine that it is in the best interest of ARL's stockholders, (2) review the advisory contract, (3) supervise the performance of the advisor and review the reasonableness of the compensation paid to the advisor in terms of the nature and quality of services performed, (4) review the reasonableness of the total fees and expenses of ARL and (5) select, when necessary, a qualified independent real estate appraiser to appraise properties acquired

Prior to January 2010, each Independent Director was entitled to be compensated at the rate of $45,000 per year, plus $300 per Audit Committee meeting attended. The Chairman of the Board of Directors was entitled to be compensated at the rate of $49,500 per year. Also, each non-employee Director received an additional fee of $1,000 per day for any special services rendered outside of their ordinary duties as Director, plus reimbursement of expenses. Effective January 4, 2010, the Board of Directors reduced their compensation to $22,500 per annum and no Audit Committee fees, with the Chairman of the Audit Committee to receive a one-time annual fee of $500. The Company also reimbursed Directors for travel expenses incurred in connection with attending Board, Committee and Stockholder meetings and for other Company-related business. Effective February 2011 each non-affiliated Director is entitled to receive an annual retainer of $20,000, with the Chairman of the Audit Committee to receive a one-time annual fee of $500. Directors who are also employees of the Company or its advisor receive no additional compensation for service as a Director.

During 2012, $62,428.64 was paid to non-employee Directors in total Directors' fees for current and prior years' services including the annual fee for services during the period January 1, 2012 through December 31, 2012. The fees paid to the directors are as follows: Sharon Hunt, $19,167; Robert A. Jakuszewski, $21,381, and Ted R. Munselle, $21,881.

In January 1999, stockholders approved the Director's Stock Option Plan (the "Director's Plan") which provides for options to purchase up to 40,000 shares of common stock. Options granted pursuant to the Director's Plan are immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or ten years from the date of grant. On January 1, 2003, 2004, 2005 total options granted were 1,000, 2,000 and 4,000, respectively. In December 2005, the Director's Plan was terminated. As of December 31, 2012, there were 1,000 shares of stock options outstanding which were exercisable at $9.70 per share. These options will expire January 1, 2015, if not exercised.

In January 1998, stockholders approved the 1997 Stock Option Plan (the "Option Plan"), which provides for options to purchase up to 300,000 shares of common stock. This plan was terminated in 2005. Effective July 1, 2008, all outstanding options under this plan expired.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT*

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2012 regarding compensation plans under which equity securities of ARL are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column) (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,000	$ 9.70	—

See Note 12. to the financial statements "Stock Options" for information regarding the material features of the above plans.

Security Ownership of Certain Beneficial Owners

The following table sets forth the ownership of ARL's common stock both beneficially and of record, both individually and in the aggregate, for those persons or entities known by ARL to be the owner of more than 5.0% of the shares of ARL's common stock as of the close of business on March 20, 2013.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership*	Approximate Percent of Class **
Prime Stock Holdings, Inc. 1603 LBJ Freeway, Suite 800 Dallas, Texas 75234	1,459,828(1)	12.67
Realty Advisors, Inc. 1603 LBJ Freeway, Suite 800 Dallas, Texas 75234	9,249,336(1)(2)	80.25%
Realty Advisors LLC 1603 LBJ Freeway, Suite 800 Dallas, Texas 75234	7,789,508(3)	67.59%
Ryan T. Phillips 1603 LBJ Freeway, Suite 800 Dallas, Texas 75234	9,276,938(1)(2)(3)	80.49%

* "Beneficial Ownership" means the sole or shared power to vote, or to direct the voting of, a security or investment power with respect to a security, or any combination thereof.

** Percentages are based upon 11,525,389 shares outstanding as of March 20, 2013.

(1) Includes 1,459,828 shares owned by Prime Stock Holdings, Inc. (PSH), formerly One Realco Stock Holdings, a wholly-owned subsidiary of Realty Advisors, LLC ("RALLC"), over which each of the directors of PSH, Mickey Ned Phillips and Ryan T. Phillips, may be deemed to be the beneficial owners by virtue of their positions as directors of PSH. The directors of PSH disclaim beneficial ownership of such

(2) Includes 7,789,508 shares owned directly by RALLC ("RALLC"), over which each of the managers, Gene S. Bertcher and Daniel J. Moos, may be deemed to be beneficial owners by virtue of their positions as managers of RALLC. The managers of RALLC disclaim beneficial ownership of such shares.

(3) Includes 27,602 shares owned by the Gene E. Phillips' Children's Trust of which Ryan T. Phillips is a beneficiary.

Security Ownership of Management. The following table sets forth the ownership of shares of ARL's common stock, both beneficially and of record, both individually in the aggregate, for the Directors and executive officers of ARL, as of the close of business on March 20, 2013.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership*	Approximate Percent of Class **
Gene S. Bertcher	9,249,336(2)(3)	80.25%
Henry A. Butler	-	
Louis J. Corna	9,249,336(2)(3)	80.25%
Alfred Crozier	9,249,336(2)(3)	80.25%
Robert A. Jakuszewski	-	
Daniel J. Moos	9,254,336(2)(3)(4)	80.30%
Ted R. Munselle	1,000(1)	0.01%
Sharon Hunt	-	
All Directors and Executive Officers as a group (8 persons)	9,249,336(1)(2)(3)(4)	80.25%

* "Beneficial Ownership" means the sole or shared power to vote, or to direct the voting of, a security or investment power with respect to a security, or any combination thereof.

** Percentages are based upon 11,525,389 shares outstanding as of March 20, 2013.

(1) Ted R. Munselle has options to purchase shares of Common stock of the Company.

(2) Includes 7,789,508 shares owned by RALLC, over which the managers and executive offices of RALLC may be deemed to be the beneficial owners by virtue of their positions as managers and executive officers of RALLC. The managers and executive officers of RALLC disclaim beneficial ownership of such shares.

(3) Includes 1,459,828 shares owned by Prime Stock Holdings, Inc. (PSH), formerly One Realco Stock Holdings, a wholly-owned subsidiary of Realty Advisors, LLC ("RALLC"), over which each of the directors of PSH, Mickey Ned Phillips and Ryan T. Phillips, may be deemed to be the beneficial owners by virtue of their positions as directors of PSH. The directors of PSH disclaim beneficial ownership of such
(4) Includes 5,000 shares owned by Daniel J. Moos.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Policies with Respect to Certain Activities

Article 11 of ARL's Articles of Incorporation provides that ARL shall not, directly or indirectly, contract or engage in any transaction with (1) any director, officer or employee of ARL, (2) any director, officer or employee of the advisor, (3) the advisor, or (4) any affiliate or associate (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of any of the aforementioned persons, unless (a) the material facts as to the relationship among or financial interest of the relevant individuals or persons and as to the contract or transaction are disclosed to or are known by ARL's Board of Directors or the appropriate committee thereof and (b) ARL's Board of Directors or committee thereof determines that such contract or transaction is fair to ARL and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of independent directors of ARL entitled to vote thereon.

Article 11 defines an "Independent Director" (for purposes of that Article) as one who is neither an officer or employee of ARL, nor a director, officer or employee of ARL's advisor. This definition predates ARL's director independence guidelines adopted in February 2004.

ARL's policy is to have such contracts or transactions approved or ratified by a majority of the disinterested Directors with full knowledge of the character of such transactions, as being fair and reasonable to the stockholders at the time of such approval or ratification under the circumstances then prevailing. Such Directors also consider the fairness of such transactions to ARL. Management believes that, to date, such transactions have represented the best investments available at the time and they were at least as advantageous to ARL as other investments that could have been obtained.

ARL may enter into future transactions with entities, the officers, directors, or stockholders of which are also officers, directors, or stockholders of ARL, if such transactions would be beneficial to the operations of ARL and consistent with ARL's then-current investment objectives and policies, subject to approval by a majority of disinterested Directors as discussed above.

ARL does not prohibit its officers, directors, stockholders, or related parties from engaging in business activities of the types conducted by ARL.

Certain Business Relationships

Pillar Income Asset Management, Inc. ("Pillar") has been ARL's Advisor and Cash Manager since April 30, 2011. Although the Board of Directors is directly responsible for managing the affairs of ARL, and for setting the policies which guide it, the day-to-day operations of ARL are performed by Pillar, as the contractual advisor, under the supervision of the Board. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities and arranging debt and equity financing for the Company with third party lenders and investors. Additionally, Pillar serves as a consultant to the Board with regard to their decisions in connection with ARL's business plan and investment policy. Pillar also serves as an Advisor and Cash Manager to TCI and IOT. As the contractual advisor, Pillar is compensated by ARL under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". ARL has no employees and as such, employees of Pillar render services to ARL in accordance with the terms of the Advisory Agreement.

Pillar is a Nevada corporation, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust.

ARL had an Advisory Agreement with Prime Income Asset Management, LLC ("Prime") until April 30, 2011 when the agreement with was terminated. Prime served as the Company's contractual advisor prior to April 30, 2011. During that period, Prime was a single member Nevada limited liability company, the sole member of which was Prime Income Asset Management, Inc. ("PIAMI"), the sole shareholder of which was Realty Advisors, LLC, a Nevada limited liability company, the sole member of which was Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which was Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which was a trust known as the May Trust.

The May Trust is a Trust, the beneficiaries of which are the children of Gene E. Phillips. Gene E. Phillips is not an officer, manager or Director of Pillar, Prime, PIAMI, Realty Advisors, LLC, Realty Advisors, Inc., Realty Advisors Management, Inc. or ARL, nor is he a Trustee of the May Trust.

All of ARL's directors also serve as Directors of TCI and IOT. The executive officers of ARL also serve as executive officers of TCI and IOT. As such, they owe fiduciary duties to that entity as well as to Pillar under applicable law. TCI has the same relationship with Pillar, as does ARL. Mr. Bertcher is an officer, director and employee of NCE and as such also owes fiduciary duties to NCE as well as ARL, TCI and IOT under applicable law.

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties for a fee of 3.0% or less of the monthly gross rents collected on the commercial properties it manages, and leasing commissions of 6.0% or less in accordance with the terms of its property-level management agreement. Regis Hotel I, LLC, managed the Company's hotel investments.

Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. The general partner of Triad was PIAMI. The limited partner of Triad was HRS Holdings, LLC. ("HRSH") Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"), the sole member of which was HRSH, and was entitled to receive property management fees, construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis Hotel I, LLC, managed the Company's hotel investments.

ARL engages third-party companies to lease and manage our apartment properties for a fee of 6.0% or less of the monthly gross rents collected on the residential properties under their management.

At December 31, 2012, ARL owned approximately 83.8% of TCI's outstanding common stock and through its interest in TCI approximately 81.1% of IOT's outstanding common stock.

The Company is part of a tax sharing and compensating agreement with respect to federal income taxes between ARL, TCI and IOT and their subsidiaries that was entered into in July of 2009. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by ARL, TCI IOT and RAMI for the remainder of 2012. The expense (benefit) in each year was calculated based on the amount of losses absorbed by taxable income multiplied by the maximum statutory tax rate of 35%.

The Company's subsidiary, TCI, has a development agreement with Unified Housing Foundation, Inc. ("UHF") a non-profit corporation that provides management services for the development of residential apartment projects in the future. The Company has also invested in surplus cash notes receivables from UHF and has sold several residential apartment properties to UHF in prior years. Due to this ongoing relationship and the significant investment in the performance of the collateral secured under the notes receivable, UHF has been determined to be a related party.

Related Party Transactions

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interest of our company.

In 2012, the Company paid advisory fees of $10.2 million, construction advisory fees of $0.2 million, net income fees of $0.2 million, mortgage brokerage and equity refinancing fees of $1.9 million, cost reimbursements of $3.4 million and interest of $0.5 to Pillar.

The Company paid property management fees, construction management fees and leasing commissions of $2.2 million to Regis in 2012.

As of December 31, 2012, the Company had notes and interest receivables of $114.3 million due from related parties. See Part 2, Item 8. Note 3. "Notes and Interest Receivable". During the current period, ARL recognized $14.2 million of interest income from these related party notes receivables.

In 2012, the Company received $6.0 million in compensation for the services provided under the development agreement with UHF.

Below are property sales that involve a related party:

On January 3, 2012, TCI's 82.2 acres of land known as Denton Coonrod land located in Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on March 23, 2011, to Cross County National Associates, LP, a related party, for a sales price of $1.8 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 3, 2012 at a sales price equal to the existing mortgage of $0.8 million, that was considered paid in full when ownership transferred to the existing lender. TCI recorded a gain on sale of $0.04 million on the land parcel sale.

On January 17, 2012, we sold 100% of our stock in American Realty Trust, Inc., to One Realco Corporation, a related party, for a sales price of $10.0 million. We provided $10.0 million in seller-financing with a five-year note receivable. The note accrues interest at 3.00% and is payable at maturity on January 17, 2017. The note is fully reserved by the Company. Subsequent to the sale, ART filed for Chapter Eleven bankruptcy protection.

On February 7, 2012, TCI's 22.92 acres of land known as Andrew B land, Denton County, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on February 7, 2012, when the Company received a credit against the outstanding debt of $2.1 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $1.2 million on the land parcel sale.

On February 27, 2012, we re-purchased 100% interest in Cross County National Associates, LP from ABC Land Real Estate, LLC and ABC Land & Development, Inc., both related parties, for a sales price of $9.5 million. This entity owns a 307,266 square foot retail center known as Cross County Mall located in Mattoon, Illinois. We assumed the existing mortgage of $9.2 million, secured by the property. On March 22, 2011, we sold our ownership in Cross County National Associates, LP to ABC Land Real Estate, LLC and ABC Land & Development, Inc., both related parties, for an amount equal to the re-purchase price. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. Upon re-purchasing the ownership interests in the current period, the seller-financing note of $0.3 million was cancelled. There is no change in the financial statements related to the March 22, 2011 sale or the subsequent re-acquisition.

On March 1, 2012, TCI sold 100% of our interests in LaDue, LLC to ABC Land & Development, Inc., a related party, for a sales price of $1.9 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. TCI provided $1.3 million in seller-financing with a five-year note receivable. The note accrues interest at 5% and is payable at maturity on March 1, 2017. The buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. On August 10, 2012, TCI re-purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. There is no change in the financial statements related to the March 1, 2012 sale or the subsequent re-acquisition.

On March 5, 2012, TCI's 7.39 acres of land known as DeSoto Ranch land located in DeSoto, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.3 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on March 5, 2012, when the Company received a credit against the outstanding debt of $1.0 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $0.1 million on the land parcel sale.

On April 1, 2012, TCI purchased 1,000 shares of stock of Kelly Lot Development, Inc. from Tacco Financial, Inc., a related party, for $5.6 million. This entity owns six land parcels, comprising approximately 52.59 acres of undeveloped land located in Dallas County, Texas, Kaufman County, Texas, Nashville, Tennessee and Tarrant County, Texas, known as Kelly Lots land, Travis Ranch land, Nashville land, Cooks Lane land, Seminary West land and Vineyards land. TCI assumed the existing mortgages of $0.5 million and $0.4 million, secured by the property. The loans accrue interest at 15.00% and are payable at maturity on May 1, 2013 and November 1, 2013, respectively.

On April 3, 2012, TCI's 5.22 acres of land known as Andrew C land located in Denton, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $0.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on April 3, 2012, when the Company received a credit against the outstanding debt of $0.5 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a gain on sale of $0.2 million on the land parcel sale.

On April 13, 2012, we sold a 161-room Hotel, known as Comfort Inn located in Denver, Colorado. The entity that owned this hotel, American Mart Hotel Corporation was sold on August 20, 2010 to ABC Land and Development, Inc., a related party, for a sales price of $3.1 million, payable by assumption of the existing mortgage of $3.0 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale that met the requirements of ASC 360-20 took place on April 13, 2012. We recorded a gain on sale of $3.1 million when the building was sold to a third party.

On August 10, 2012, TCI purchased 100% of the membership interests in LaDue, LLC from ABC Land & Development, Inc., a related party, for $1.9 million to be paid by assumption of debt of $0.6 million, secured by the property, and cancellation of a five-year seller-financed note of $1.3 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. TCI originally sold the membership interests in LaDue, LLC on March 1, 2012 but did not record the sale for accounting purposes. See the above March 1, 2012 sale disclosure for details of the accounting treatment.

On December 31, 2012, TCI's 21.26 acres of land known as Pioneer Crossing land located in Austin, Texas was transferred to the existing lender. This land parcel was previously sold, on September 1, 2011, to TCI Luna Ventures, LLC, a related party, for a sales price of $1.4 million. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, received a credit against the outstanding debt of $0.3 million, which is part of a multi-tract collateral obligation, and the existing lender took possession of the property. TCI recorded a loss on sale of $1.0 million on the land parcel sale.

On December 31, 2012, TCI sold 100% of the stock in T Southwood 1394, Inc., to One Realco Corporation, a related party, for a sales price of $0.6 million. This entity owns 14.52 acres of land known as Southwood Land located in Tallahassee, Florida. Under the terms of the sale, the buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company did not recognize or record the sale in accordance with ASC 360-20 due to our continuing involvement, which included the potential payment of cash shortfalls, future obligations under the existing mortgage and guaranty, the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the asset remained on the books and continued to record operating expenses and depreciation as a period cost until a sale occurred that met the requirements of ASC 360-20. A sale to an independent third party, that met the requirements of ASC 360-20, took place on January 8, 2013, when the property was sold to a third party and sales proceeds were credited against the outstanding debt. TCI will not record a gain or loss on the land parcel sale

In December 2010, there were various commercial and land holdings sold to FRE Real Estate, Inc., a related party. During the first three months of 2011, many of these transactions were rescinded as of the original transaction date and were subsequently sold to related parties under the same ownership as FRE Real Estate, Inc. As of December 31, 2012, there is one commercial building, Thermalloy that remains in FRE Real Estate, Inc. We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, the buyer's inadequate initial investment and questionable recovery of the Company's investment cost.

The properties that we have sold to a related party and have deferred the recognition of the sale are treated as "subject to sales contract" on the Consolidated Balance Sheets. These properties were sold to a related party in order to help facilitate an appropriate debt or organizational restructure and may or may not be transferred back to the seller upon resolution. These properties have mortgages that are secured by the property and many have corporate guarantees. According to the loan documents, the maker is currently in default on these mortgages primarily due to lack of payment and is actively involved in discussions with every lender in order to settle or cure the default situation. We have reviewed each asset and taken impairment to the extent we feel the value of the property was less than our current basis.

Sales to our subsidiary, TCI, have previously been reflected at the fair value sale price. Upon discussion with the SEC and in review of the guidance pursuant to ASC 250-10-45-22 to 24, we have adjusted those assets, in the prior year, to reflect a basis equal to ARL's cost basis in the asset at the time of the sale. The related party payables to ARL were reduced for the lower asset price. The Company reflected the original cost basis in consolidation, therefore no change in the financial statements were necessary to reflect this change.

Operating Relationships

ARL received rents of $0.6 million in 2012, $0.9 million in 2011, and $2.6 million in 2010 from Pillar, Prime and its related parties for ARL owned properties, including Addison Hanger, Browning Place, Eagle Crest, Folsom, GNB, One Hickory, Senlac, Thermalloy and Two Hickory.

Advances and Loans

From time to time, ARL and its related parties have made advances to each other, which generally have not had specific repayment terms, did not bear interest, are unsecured, and have been reflected in ARL's financial statements as other assets or other liabilities. ARL and the advisor charge interest on the outstanding balance of funds advanced to or from ARL. The interest rate, set at the beginning of each quarter, is the prime rate plus 1% on the average daily cash balances advanced. At December 31, 2012, ARL owes Pillar $10.9 million.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The following table sets forth the aggregate fees for professional services rendered to ARL for the years 2012 and 2011 by ARL's principal accounting firms, Farmer, Fuqua and Huff, L.P., BDO Seidman, LLP and Swalm & Associates, PC:

	2012			2011		
Type of Fee	**Farmer, Fuqua & Huff**	**BDO Seidman**	**Swalm & Associates**	**Farmer, Fuqua & Huff**	**BDO Seidman**	**Swalm & Associates**
Audit Fees	$ 693,192 (1)	$ -	$ 46,104 (3)	$ 692,692 (4)	$ -	$ 52,572 (6)
Audit Related Fees						
Tax Fees	54,125 (2)	$ 12,583	$ -	58,500 (5)	$ 27,000	$ -
All Other Fees						
Total	$ 747,317	$ 12,583	$ 46,104	$ 751,192	$ 27,000	$ 52,572

(1) Includes $491,992 TCI
(2) Includes $40,825 TCI
(3) All IOT
(4) Includes $476,992 TCI
(5) Includes $45,200 TCI
(6) All IOT

The audit fees for 2012 and 2011, respectively, were for professional services rendered for the audits and reviews of the consolidated financial statements of ARL and its subsidiaries. Tax fees for 2012 and 2011, respectively, were for services related to federal and state tax compliance and advice.

All services rendered by the principal auditors are permissible under applicable laws and regulations and were pre-approved by either the Board of Directors or the Audit Committee, as required by law. The fees paid the principal auditors for services as described in the above table fall under the categories listed below:

Audit Fees. These are fees for professional services performed by the principal auditor for the audit of the Company's annual financial statements and review of financial statements included in the Company's 10-Q filings and services that are normally provided in connection with statutory and regulatory filing or engagements.

Audit-Related Fees. These are fees for assurance and related services performed by the principal auditor that are reasonably related to the performance of the audit or review of the Company's financial statements. These services include attestations by the principal auditor that are not required by statute or regulation and consulting on financial accounting/reporting standards.

Tax Fees. These are fees for professional services performed by the principal auditor with respect to tax compliance, tax planning, tax consultation, returns preparation, and review of returns. The review of tax returns includes the Company and its consolidated subsidiaries.

All Other Fees. These are fees for other permissible work performed by the principal auditor that do not meet the above category descriptions.

These services are actively monitored (as to both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in the principal auditor's core work, which is the audit of the Company's consolidated financial statements.

The Audit Committee has established policies and procedures for the approval and pre-approval of audit services and permitted non-audit services. The Audit Committee has the responsibility to engage and terminate ARI's independent auditors, to pre-approve their performance of audit services and permitted non-audit services, to approve all audit and non-audit fees, and to set guidelines for permitted non-audit services and fees. All the fees for 2012 and 2011 were pre-approved by the Audit Committee or were within the pre-approved guidelines for permitted non-audit services and fees established by the Audit Committee, and there were no instances of waiver of approved requirements or guidelines during the same periods.

Under the Sarbanes-Oxley Act of 2002 (the "SOX Act") and the rules of the Securities and Exchange Commission (the "SEC"), the Audit Committee of the Board of Directors is responsible for the appointment, compensation, and oversight of the work of the independent auditor. The purpose of the provisions of the SOX Act and the SEC rules for the Audit Committee role in retaining the independent auditor is two-fold. First, the authority and responsibility for the appointment, compensation, and oversight of the auditors should be with directors who are independent of management. Second, any non-audit work performed by the auditors should be reviewed and approved by these same independent directors to ensure that any non-audit services performed by the auditor do not impair the independence of the independent auditor. To implement the provisions of the SOX Act, the SEC issued rules specifying the types of services that an independent may not provide to its audit client, and governing the Audit Committee's administration of the engagement of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence. Accordingly, the Audit Committee has adopted a pre-approval policy of audit and non-audit services (the "Policy"), which sets forth the procedures and conditions pursuant to which services to be performed by the independent auditor are to be pre-approved. Consistent with the SEC rules establishing two different approaches to pre-approving non-prohibited services, the Policy of the Audit Committee covers pre-approval of audit services, audit-related services, international administration tax services, non-U.S. income tax compliance services, pension and benefit plan consulting and compliance services, and U.S. tax compliance and planning. At the beginning of each fiscal year, the Audit Committee will evaluate other known potential engagements of the independent auditor, including the scope of work proposed to be performed and the proposed fees, and approve or reject each service, taking into account whether services are permissible under applicable law and the possible impact of each non-audit service on the independent auditor's independence from management. Typically, in addition to the generally pre-approved services, other services would include due diligence for an acquisition that may or may not have been known at the beginning of the year. The Audit Committee has also delegated to any member of the Audit Committee designated by the Board or the financial expert member of the Audit Committee responsibilities to pre-approve services to be performed by the independent auditor not exceeding $25,000 in value or cost per engagement of audit and non-audit services, and such authority may only be exercised when the Audit Committee is not in session.

PART IV

ITEM 15. ***EXHIBITS, FINANCIAL STATEMENT SCHEDULES***

(a) The following documents are filed as part of this Report:

1. Consolidated Financial Statements

Report of Independent Certified Public Accountants

Consolidated Balance Sheets—December 31, 2012 and 2011

Consolidated Statements of Operations—Years Ended December 31, 2012, 2011 and 2010

Consolidated Statements of Shareholders' Equity—Years Ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows—Years Ended December 31, 2012, 2011 and 2010

Consolidated Statements of Comprehensive Income (Loss) – Years Ended December 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Schedule III—Real Estate and Accumulated Depreciation

Schedule IV—Mortgage Loan Receivables on Real Estate

All other schedules are omitted because they are not applicable or because the required information is shown in the financial statements or the notes thereto.

3. Incorporated Financial Statements

Consolidated Financial Statements of Income Opportunity Realty Investors, Inc. (Incorporated by reference to Item 8. of Income Opportunity Realty Investors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012).

(b) Exhibits.

The following documents are filed as Exhibits to this Report:

Exhibit Number	Description
3.1	Certificate of Restatement of Articles of Incorporation of American Realty Investors, Inc., dated August 3, 2000 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.2	Certificate of Correction of Restated Articles of Incorporation of American Realty Investors, Inc., dated August 29, 2000 (incorporate by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.3	Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series B Cumulative Convertible Preferred Stock dated August 26, 2003 (incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
3.4	Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series I Cumulative Preferred Stock dated October 1, 2003 (incorporated by reference to Exhibit 3.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
3.5	By-laws of American Realty Investors, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-4, filed on December 30, 1999).
4.1	Certificate of Designations, Preferences and Relative Participating or Optional or Other Special Rights, and Qualifications, Limitations or Restrictions Thereof of Series F Redeemable Preferred Stock of American Realty Investors, Inc., dated June 11, 2001 (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
4.2	Certificate of Withdrawal of Preferred Stock, Decreasing the Number of Authorized Shares of and Eliminating Series F Redeemable Preferred Stock, dated June 18, 2002 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
4.3	Certificate of Designation, Preferences and Rights of the Series I Cumulative Preferred Stock of American Realty Investors, Inc., dated February 3, 2003 (incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002).
4.4	Certificate of Designation for Nevada Profit Corporations designating the Series J 8% Cumulative Convertible Preferred Stock as filed with the Secretary of State of Nevada on March 16, 2006 (incorporated by reference to Registrant current report on Form 8-K for event of March 16, 2006).
10.1	Advisory Agreement between American Realty Investors, Inc. and Pillar Income Asset Management, LLC, dated April 30, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated April 30, 2011).
10.2	Second Amendment to Modification of Stipulation of Settlement dated October 17, 2001 (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-4, dated February 24, 2002).
14.0	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).
21.1*	Subsidiaries of the Registrant.
31.1*	Rule 13a-14(a) Certification by Principal Executive Officer.
31.2*	Rule 13a-14(a) Certification by Principal Financial Officer.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive data files pursuant to Rule 405 of Regulation S-T.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2013

AMERICAN REALTY INVESTORS, INC.

By: /s/ GENE S. BERTCHER

Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ HENRY A. BUTLER **Henry A. Butler**	Chairman of the Board and Director	March 29, 2013
/s ROBERT A. JAKUSZEWSKI **Robert A. Jakuszewski**	Director	March 29, 2013
/s/ SHARON HUNT **Sharon Hunt**	Director	March 29, 2013
/s/ TED R. MUNSELLE **Ted R. Munselle**	Director	March 29, 2013
/s/ DANIEL J. MOOS **Daniel J. Moos**	President and Chief Executive Officer (Principal Executive Officer)	March 29, 2013
/s/ GENE S. BERTCHER **Gene S. Bertcher**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2013

ANNUAL REPORT ON FORM 10-K

EXHIBIT INDEX

For the Year Ended December 31, 2011

3.1 Certificate of Restatement of Articles of Incorporation of American Realty Investors, Inc., dated August 3, 2000 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

3.2 Certificate of Correction of Restated Articles of Incorporation of American Realty Investors, Inc., dated August 29, 2000 (incorporate by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

3.3 Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series B Cumulative Convertible Preferred Stock dated August 26, 2003 (incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

3.4 Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series I Cumulative Preferred Stock dated October 1, 2003 (incorporated by reference to Exhibit 3.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

3.5 By-laws of American Realty Investors, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-4, filed on December 30, 1999).

4.1 Certificate of Designations, Preferences and Relative Participating or Optional or Other Special Rights, and Qualifications, Limitations or Restrictions Thereof of Series F Redeemable Preferred Stock of American Realty Investors, Inc., dated June 11, 2001 (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).

4.2 Certificate of Withdrawal of Preferred Stock, Decreasing the Number of Authorized Shares of and Eliminating Series F Redeemable Preferred Stock, dated June 18, 2002 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

4.3 Certificate of Designation, Preferences and Rights of the Series I Cumulative Preferred Stock of American Realty Investors, Inc., dated February 3, 2003 (incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002).

4.4 Certificate of Designation for Nevada Profit Corporations designating the Series J 8% Cumulative Convertible Preferred Stock as filed with the Secretary of State of Nevada on March 16, 2006 (incorporated by reference to Registrant current report on Form 8-K for event of March 16, 2006).

10.1 Advisory Agreement between American Realty Investors, Inc. and Pillar Income Asset Management, LLC, dated April 30, 2011 (incorporated by reference to Exhibit 10.0 to the Registrant's Current Report on Form 8-K, dated April 30, 2011).

10.2 Second Amendment to Modification of Stipulation of Settlement dated October 17, 2001 (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-4, dated February 24, 2002).

14.0 Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).

21.1* Subsidiaries of the Registrant.

31.1* Rule 13a-14(a) Certification by Principal Executive Officer.

31.2* Rule 13a-14(a) Certification by Principal Financial Officer.

32.1* Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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* Filed herewith.